
Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

Our File: 193323

Karlena M. Bowker
Direct Phone: (403) 267-9479
E-mail: karlena.bowker@macleoddixon.com

Carla Low
Assistant
Direct Phone: (403) 267-8152
E-mail: carla.low@macleoddixon.com


RECEIVED
MAR 2 5 2005
152

March 23, 2005

Via Fed/Ex Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Company:

1. Annual Information Form dated March 9, 2005 and filed March 18, 2005;

2. 2004 Annual Report filed March 18, 2005;

3. Audited Annual Financial Statements for the year ended December 31, 2004 filed March 18, 2005;

4. Form 52-109FT1 - Certificate of Annual Filings - (CEO and CFO) filed March 18, 2005;

5. Notice of Meeting and Management Information Circular dated March 9, 2005 and filed March 18, 2005;

6. Form of Proxy for the Meeting;

7. the following material contracts of the Company filed March 18, 2005:

   (a) Amended and Restated Administration Agreement;

   (b) Amended and Restated Note Indenture;

dlw 3/30

(c) Amended and Restated Declaration of Trust;

8. Management's Discussion and Analysis for the year ended December 31, 2004 filed March 18, 2005;

9. Notice of AIF under NI 51-102;

10. Report under Section 114 of the Quebec Securities Regulations;

11. Constating documents (Articles and By-laws of Superior Plus Inc.); and

12. News Release dated March 9, 2005.

Should you have any questions please do not hesitate to contact me at the number listed above.

Yours truly,

MACLEOD DIXON LLP

K. Bowker

Karlena M. Bowker

KMB/cel
Encl.
cc. (w/o encl.) Sandy Watson, Corporate Administrator
Superior Plus Income Fund

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

Dated as of the 7th day of October, 2003.

BETWEEN:

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as Trustee of **SUPERIOR PLUS INCOME FUND** (the "**Fund**"), a trust established under the laws of the Province of Alberta,

\- and -

SUPERIOR PLUS INC., a corporation organized under the laws of Canada (the "**Administrator**")

WHEREAS:

A. The Fund is a trust established under the laws of Alberta pursuant to an amended and restated declaration of trust dated October 7, 2003 (as amended or supplemented from time to time, the "**Declaration of Trust**"), and Computershare Trust Company of Canada is the trustee of the Fund (in such capacity, the "**Trustee**").

B. The Declaration of Trust authorizes the Trustee to delegate broad power and authority to the Administrator to effect the actual administration of the duties of the Trustee under the Declaration of Trust and to manage the operations of the Fund, and acknowledges that the Trustee and the Administrator have entered into this Agreement.

NOW THEREFORE, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Unless the context otherwise requires, where terms defined in the Declaration of Trust are used herein without definition, such terms shall have the meaning in this Agreement given to those terms in the Declaration of Trust.

1.2 Headings

The headings in this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or interpretation.

1.3 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

ARTICLE 2
APPOINTMENT AND DELEGATION

2.1 Appointment of Administrator and Delegation of Authority

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Trustee, on behalf of the Fund, hereby appoints the Administrator as the administrator of the Fund and delegates to the Administrator the Trustee's powers and authorities relating to the management of the Fund, and grants to the Administrator the exclusive authority to manage the operations and affairs of the Fund and to make all decisions regarding the operations and affairs of the Fund. Without limiting the generality of the foregoing, the Trustee delegates to the Administrator the Trustee's powers and authorities set out in Section 8.1, Section 8.4 and Subsections 8.2(a) to (d) inclusive, (f) to (n) inclusive, (p) to (z) inclusive and (bb) and the Trustee retains the powers and authorities set out in Subsections (e), (o), and (aa) of the Declaration of Trust. The Administrator hereby accepts such appointment and delegation in accordance with the terms of this Agreement.

2.2 Acknowledgement of Delegation and Allocation of Responsibilities

The Trustee and the Administrator hereby acknowledge:

(a) the delegation by the Trustee, on behalf of the Fund, to the Administrator pursuant to Sections 9.2 and 9.3 of the Declaration of Trust of the power, authority and responsibility to make all decisions in connection with those matters set forth in such sections including without limitation in relation to any Offering or an Offer; and

(b) the allocation to the Administrator pursuant to Section 9.4 of the Declaration of Trust of responsibilities for those matters set forth in such sections.

2.3 Power of Attorney

Pursuant to Section 9.1 of the Declaration of Trust, the Fund hereby appoints the Administrator as its true and lawful attorney in fact and grants to the Administrator the full power and authority to bind the Fund. The Administrator may, and if directed by the Administrator in writing, the Trustee shall, execute any agreements on behalf of the Fund as the Administrator shall have authorized within the scope of authority delegated to it hereunder.

ARTICLE 3
ADMINISTRATION OF THE FUND

3.1 Services of Administrator

The Administrator shall work to develop and implement, and assist the Trustee in developing and implementing all aspects of the communications, marketing and distribution strategies of the Fund and shall manage the ongoing business and administration of the Fund. In furtherance of its appointment and delegation pursuant to Section 2.1 hereof and Sections 9.2 and 9.3 of the Declaration of Trust, the Administrator shall provide, or cause to be provided, administrative services and facilities to the Fund, including, without limitation:

(a) those services necessary to exercise the specific powers and authorities of the Trustee set out in Subsections 8.2(a) to (d) inclusive, (f) to (n) inclusive, (p) to (z), inclusive and (bb) and Sections 8.4, 9.2 and 9.3 of the Declaration of Trust;

(b) the retention and monitoring, on behalf of the Fund, of the transfer agent and other organizations serving the Fund;

(c) the authorization and payment on behalf of the Fund of operational expenses incurred on behalf of the Fund and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(d) the provision of office space, telephone, office equipment, facilities, supplies and executive, secretarial and clerical services;

(e) the preparation of accounting, management and other reports (including quarterly and annual reports to Unitholders, financial statements, tax reporting to Unitholders and income tax returns) and those services necessary to comply with Section 15.6, 15.7 and 15.8 of the Declaration of Trust;

(f) keeping and maintaining the books and records of the Fund and the supervision of compliance by the Fund with record keeping requirements under applicable regulatory regimes;

(g) investor relations services, the handling of communications and correspondence with Unitholders and the preparation of notices of distributions to Unitholders;

(h) responding to investors' enquiries and general investor relations in respect of the Fund;

(i) dealing with banks and other institutional lenders, including in respect of the maintenance of bank records and the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities, and the granting of security in respect thereof;

(j) reviewing fees and expenses charged to the Fund and ensuring the timely payment thereof;

(k) the preparation of the Fund's reports to relevant securities regulatory authorities and any similar organization of any government or the committee of any stock exchange to which the Fund is obligated to report and to otherwise assist the Trustee in dealing with any such regulatory authorities;

(l) the calling, holding and organization of meetings of Unitholders and the preparation, approval and distribution of all materials in respect thereof;

(m) the handling of any redemptions of Trust Units;

(n) the preparation of the Fund's continuous disclosure statements, reports and documents and ensuring compliance with the Fund's reporting and filing obligations under applicable securities law;

(o) monitoring the Fund's compliance with Section 4.3 of the Declaration of Trust and its status as a "mutual fund trust" under the *Income Tax Act* (Canada) (the "Tax Act") and providing the Trustee with written notice when the Fund ceases, or is at risk of ceasing, to be such a "mutual fund trust"; and

(p) the provision of such other managerial and administrative services as may be reasonably required for the ongoing business and administration of the Fund.

3.2 Access to Information

The Administrator shall provide the Trustee with:

(a) such information and periodic reports regarding the affairs of the Fund as may be necessary to enable the Trustee to determine whether the Administrator or others are in compliance with their obligations; and

(b) access at any time to all books, records and other documents in the possession of the Administrator pertaining to the Fund.

3.3 Certificate of Officers

The Administrator shall furnish to the Trustee at the Trustee's request, and not less than annually within 120 days of the fiscal year end of the Fund, a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Administrator, or such other officers of the Administrator as may be acceptable to the Trustee, certifying, in their capacity as officers of the Administrator and not in their personal capacities after due enquiry and in the case of Subsection (c) below, after consultation with counsel, that:

(a) to the extent the Administrator has assumed specific powers and duties of the Trustee pursuant to Section 2.1 hereof, it and the Fund are in compliance with the Declaration of Trust;

(b) the Administrator is in compliance in all material respects with its covenants, duties and obligations under the Declaration of Trust and the Administration Agreement, or if such is not the case, specifying the covenants, duties or obligations which have not been complied with and giving particulars of such non-compliance; and

(c) the Fund is a "unit trust" or a "mutual fund trust" for the purposes of the Tax Act.

3.4 Notice to Trustee

The Administrator shall provide the Trustee prompt notice of any event or circumstance of which the Administrator shall become aware where the Trustee is required by the Declaration of Trust to take specific action.

ARTICLE 4
CONCERNING THE ADMINISTRATOR

4.1 Standard of Care

The Administrator shall exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Fund and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

4.2 Representations and Warranties

The Administrator represents and warrants to the Trustee, and acknowledges that the Trustee is relying thereon, that:

(a) the Administrator has been duly amalgamated and organized and is a valid and subsisting corporation under the *Canada Business Corporations Act* and has all requisite corporate power and capacity to own, lease and operate its properties and assets and to enter into this agreement and to perform its obligations hereunder;

(b) the Administrator has duly authorized, executed and delivered this Agreement;

(c) the Administrator holds all licences, registrations, qualifications, permits and consents necessary or appropriate for managing and for carrying on its business;

(d) the Administrator is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on; and

(e) the Administrator has adequate employees, resources and capability to perform its obligations hereunder.

4.3 Administration Fees and Expenses

The services provided by the Administrator hereunder are provided to the Fund on a cost recovery basis, as determined by the Administrator in its sole discretion. All rights granted to the Administrator and amounts payable to the Administrator pursuant to the terms hereof do not include the applicable amount of goods and services tax ("**GST**") exigible in respect thereof. Accordingly, the Fund shall pay to the Administrator, in cash, the amount of GST exigible on all amounts payable by the Fund to the Administrator. In particular, the Fund agrees to reimburse the Administrator for all expenses incurred in connection with its duties as Administrator, including the Trustee's fees, taxes (other than the Administrator's own corporate taxes), legal and audit fees, Unitholder reporting costs, registrar and transfer agency costs, printing and mailing costs, listing fees and expenses, salaries, benefits and consulting fees and other administrative expenses and costs incurred in connection with the Fund's continuous public filing and other obligations.

4.4 Liability of Administrator

The Administrator shall not be liable for any error of judgement or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from wilful misconduct, bad faith, negligence or reckless disregard by it of its obligations and duties under this Agreement or in cases where the Administrator fails to act honestly and in good faith with a view to the best interests of the Fund or to exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Administrator and any agent to whom the Administrator has delegated any of its duties hereunder will perform all of its duties hereunder in accordance with the same standards of care exercised by a reasonably prudent trustee in similar circumstances.

4.5 Appointment of Agents

The Administrator may employ or engage or appoint as agent and rely and act upon information or advice received from investment counsellors, distributors, brokers, electronic data processors, advisors, accountants, accounting and pricing services, lawyers and others.

ARTICLE 5
TERM AND TERMINATION

5.1 Term of Agreement

This Agreement is for a term commencing on the date hereof and expiring on the date of termination of the Fund (the "**Termination Date**"), unless earlier terminated as described below.

5.2 Termination of Appointment

The Administrator's appointment hereunder may be terminated or any matters delegated hereunder revoked, each upon 90 days written notice by the Trustee on behalf of the Fund to the Administrator in the event of the persistent failure of the Administrator to perform its duties and discharge its obligations under this Agreement, or the continuing malfeasance or misfeasance of the Administrator in the performance of its duties under this Agreement.

5.3 Termination of Agreement

This Agreement may be terminated immediately in the event of the commission by the Administrator of any fraudulent act, and shall be automatically terminated if the Administrator becomes bankrupt, insolvent or makes a general assignment for the benefit of its creditors. The provisions of Article 7 shall survive termination of this Agreement.

5.4 Delivery of Records

If this Agreement is terminated, the Administrator shall immediately furnish to the Trustee at the Administrator's cost all books, records, electronic data and other information pertaining to the Fund and, upon the effective date of the termination of this Agreement, the Administrator shall forthwith transfer all books, records, electronic data and other information pertaining to the Fund together with all other materials pertaining to the Fund, in its possession, at the Administrator's cost, to any successor administrator. The Administrator, for a period of six years following the effective date of the termination of this Agreement shall provide the Trustee and any successor administrator of the Fund with any information from its records that the Trustee may reasonably require for the purposes of the Declaration of Trust and shall be reimbursed for its reasonable costs and expenses thereof.

ARTICLE 6
LIMITATION OF LIABILITY

6.1 Limitation of Liability of Unitholders

The Administrator hereby agrees that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to the Administrator in connection with the obligations of the Trustee and the Fund to the Administrator under this Agreement and the Administrator further agrees that it shall only look to the Trust Fund for satisfaction of any claims arising out of or in connection with this Agreement and only the Trust Fund shall be subject to levy or execution.

6.2 Limitation of Liability of Trustee

The Parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Fund and that any

recourse against the Fund or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.

ARTICLE 7
INDEMNIFICATION

7.1 Indemnification of Administrator

The Administrator (and each of its directors and officers) shall be indemnified and saved harmless by the Fund from and against all liabilities and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel fees), reasonably incurred in connection with any action, suit or proceeding to which the Administrator may hereafter be made a party by reason of providing services hereunder to the Fund provided that the Administrator shall not be finally adjudged in such action, suit or proceeding to have breached its duty in Section 4.1 hereof or to be liable for or guilty of negligence, wilful default or fraud, in each case, in relation to the matter or matters in respect of which indemnification is claimed.

For purposes of this Article 7: (i) "**action, suit or proceeding**" shall include every action, suit or proceeding, civil, criminal or other, (ii) the right of indemnification conferred thereby shall extend to any threatened action, suit or proceeding and the failure to institute it shall be deemed its final determination, (iii) advances may be made by the Fund against costs, expenses and fees incurred in respect of the matter or matters as to which indemnification is claimed, provided that any advance shall be made only if the Fund receives an opinion of legal counsel to the effect that, on the basis of the facts known to such counsel, the person seeking such advance will achieve substantial success and on the condition that the Administrator receiving such advance agrees to repay to the Fund any amounts so advanced if the Fund does not receive, substantially concurrently with the termination of the matter or matters as to which such advances were made, an opinion of legal counsel to the effect that the Administrator is entitled to indemnification under this Agreement or the Declaration of Trust. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator may be entitled as a matter of law or which may be lawfully granted to the Administrator.

7.2 Indemnification of Trustee

The Administrator agrees to indemnify and save harmless the Trustee (and each of its directors, officers, employees, shareholders and agents) and the Fund from and against all liabilities, losses, damages and expenses (including judgements, fines, penalties, amounts paid in settlement and counsel fees), reasonably incurred in connection with any action, suit or proceeding to which it may hereafter be made a party in any way arising from or related in any manner to the breach of the Administrator's duty in Section 4.1 hereof or the negligence, wilful default or fraud of the Administrator in the performance of its

obligations hereunder, except to the extent such liabilities and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel fees) have resulted directly from the gross negligence, wilful default or fraud of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Trustee or the Fund may be entitled as a matter of law or which may be lawfully granted to the Trustee or the Fund.

ARTICLE 8
GENERAL

8.1 No Partnership

Nothing in this Agreement is intended to create or shall be construed as creating a partnership, agency, joint venture, association or trust between the parties.

8.2 Severability

If any provision of this Agreement shall be held or made invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other provision of this Agreement.

8.3 Choice of Law

This Agreement will be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

8.4 Attornment

Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts.

8.5 Amendments

Any amendment or modification to this Agreement shall require the written approval of each party hereto in order to be effective.

8.6 Notice

Any notice required or permitted to be given hereunder shall be in writing and shall be properly given, if delivered personally, or by mail or by telecopy or other similar form of communication addressed:

(a) to the Fund at:

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, AB T2P 3S8

Attention: Manager Corporate Trust
Telecopier: (403) 267-6598

(b) to the Administrator at:

Superior Plus Inc.
3804, 400 – 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Chief Financial Officer
Telecopier: (403) 218-2970

Any notice, direction or other instrument given as aforesaid shall be deemed to have been effectively given, if sent by telecopier or other similar form of telecommunications on the next Business Day following such transmission or, if delivered, to have been received on the date of such delivery or, if mailed, to have been received seven days after the mailing thereof. Either party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

8.7 Enurement

This Agreement shall enure to the benefit of and be binding on the parties and their respective successors and permitted assigns.

8.8 Counterparts

This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the day and year first above written.

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as Trustee of **SUPERIOR PLUS INCOME FUND**

By: ______________________

By: ______________________

SUPERIOR PLUS INC.

By: ______________________

By: ______________________

Macgilb

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03/22/05 09:13 AM




Superior Plus
Income Fund

AMENDED AND RESTATED DECLARATION OF TRUST DATED OCTOBER 7, 2003

189127\377507.v10

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THIS AMENDED AND RESTATED DECLARATION OF TRUST made as of this 7th day of October, 2003 amending and replacing in its entirety the Declaration of Trust dated August 2, 1996, as amended.

BETWEEN:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (the "**Trustee**")

OF THE FIRST PART

- and -

SUPERIOR PLUS INC., a body corporate amalgamated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (the "**Corporation**")

OF THE SECOND PART

WHEREAS the trust was settled and created pursuant to the original Declaration of Trust on August 2, 1996 which was amended on each of October 8, 1996 and January 31, 2001 (the "**Original Declaration of Trust**");

AND WHEREAS the Declaration of Trust may be amended by an instrument in writing executed by the former trustees if the amendment has been approved by a Special Resolution of the unitholders of the Fund;

AND WHEREAS the unitholders of the Fund have, by way of Special Resolution, approved the amendments to the Original Declaration of Trust provided herein and the former trustees have executed an instrument in writing providing for the amendments to the Original Declaration of Trust provided herein;

AND WHEREAS as a result of the amendments to the Original Declaration of Trust, the former trustees have resigned and the Trustee has agreed to assume the responsibilities of the Trustee of the Fund pursuant to the terms hereof and to hold all property, monies and assets now held or subsequently received under this Declaration of Trust in accordance with the trusts and provisions hereinafter declared and set forth;

AND WHEREAS the beneficiaries of the Fund shall continue to be the holders of Units (evidenced by certificates therefor as hereinafter provided), each of which shall rank equally in all respects with every other Unit;

AND WHEREAS the Corporation is a wholly owned subsidiary of the Fund and will assume certain responsibilities in relation to the Fund in accordance with the terms of this Declaration of Trust;

AND WHEREAS the Corporation and the Trustee desire that the Fund shall continue to qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Fund;

NOW THEREFORE THIS DECLARATION WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, and covenants and agrees with the Unitholders and the Corporation:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust and in the Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) **"Administration Agreement"** means the agreement defined in subsection 8.2(aa);

(b) **"Affiliate"** has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(c) **"Appraised Redemption Price"** has the meaning set forth in section 6.6;

(d) **"Associate"** has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(e) **"Auditors"** means Deloitte & Touche LLP, Chartered Accountants or such other firm of chartered accountants as may be appointed as auditor or auditors of the Fund in accordance with the terms hereof;

(f) **"Book-Entry System"** means the record-entry securities transfer and pledge system known, as of the date hereof, by such name which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(g) **"Business Day"** means a day which is not a Saturday, Sunday or holiday in the City of Calgary, Province of Alberta;

(h) **"CBCA"** means the *Canada Business Corporations Act* as amended from time to time, including the regulations promulgated thereunder;

(i) **"CDS"** means The Canadian Depository for Securities Limited and its successors;

(j) "**CDS Participant**" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS;

(k) "**Class A Common Shares**" means the Class A Common Shares of the Corporation;

(l) "**Class B Common Shares**" means the Class B Common Shares of the Corporation;

(m) "**Corporation**" means Superior Plus Inc., a corporation amalgamated under the laws of Canada;

(n) "**Counsel**" means a law firm (which may be counsel to the Corporation) acceptable to the Trustee;

(o) "**Depository**" has the meaning ascribed thereto in subsection 12.1(a);

(p) "**Distribution Record Date**" means the dates determined from time to time by the Trustee, except that each of March 31, June 30, September 30 and December 31 shall be a Distribution Record Date;

(q) "**Exchangeable Security**" or "**Exchangeable Securities**" means a unit or units, a share or shares or other security or securities which are convertible into or exchangeable for Unit(s) (directly or indirectly) without the payment of additional consideration therefor, whether or not issued by the Fund;

(r) "**former trustees**" means, collectively, Peter A.W. Green, John S. Burns and Norman R. Gish;

(s) "**Fund**" means the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(t) "**Fund Expenses**" means all expenses incurred by the Trustee or any third party, in each case for the account of the Fund, in connection with this Declaration of Trust, the establishment and ongoing management of the Fund and the ongoing administration of the Units, including without limitation those amounts payable to the Trustee under sections 8.6 and 8.8, and all amounts payable to the Corporation by the Fund under the Administration Agreement;

(u) "**Global Unit Certificate**" has the meaning specified in subsection 12.1(a);

(v) "**Initial Contribution**" means the amount of $100.00 paid and transferred by the Initial Unitholder to the trustees on August 2, 1996 for the purpose of settling the trust constituted by the Fund;

(w) **"Initial Unitholder"** means the individual who for, purposes of settling the trust created hereunder, paid and transferred to the initial trustees under this Declaration of Trust an amount of $100.00 in lawful money of Canada;

(x) **"Issue Expenses"** means all expenses of an Offering payable by the Fund including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters' Fees;

(y) **"Lender"** means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap facilities or any other ancillary facilities to the Fund, the Corporation or any other Affiliate of the Fund for the ownership and operation of its assets, business and affairs;

(z) **"Market Redemption Price"** has the meaning set forth in section 6.3;

(aa) **"Net Income of the Fund"** has the meaning set forth in section 5.1;

(bb) **"Net Realized Capital Gains"** has the meaning set forth in section 5.3;

(cc) **"Net Proceeds"** means the proceeds of an Offering after deduction of Underwriters' Fees, if applicable, and Issue Expenses;

(dd) **"Non-Residents"** means non-residents of Canada within the meaning of the Tax Act;

(ee) **"Notes"** means the $1,052,983,875 aggregate principal amount of outstanding unsecured subordinated notes of the Corporation and any unsecured subordinated notes of the Corporation which may be subsequently issued by the Corporation to the Fund pursuant to a note indenture or otherwise;

(ff) **"Offer"** has the meaning set forth in section 8.1(b) except in section 12.11 where it has the meaning defined therein;

(gg) **"Offering"** means any issuance or offering on a public or private basis in Canada or elsewhere of: (i) Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Units, including without limitation, instalment or subscription receipts or similar securities; (ii) Special Voting Rights; or (iii) debentures, notes, or other evidences of indebtedness of the Fund;

(hh) **"Offering Documents"** means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document, or any understanding, commitment or agreement relating to an Offering;

(ii) **"Ordinary Resolution"** means a resolution approved at a meeting of Unitholders and Special Right Holders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and Special Right Holders present in person or represented by proxy at the meeting;

(jj) **"Original Declaration of Trust"** has the meaning attributed thereto in the recitals hereof;

(kk) **"outstanding"**, in relation to Units, has the meaning attributed thereto in section 1.2 hereof;

(ll) **"Payment Date"** means the date defined in section 5.7 hereof;

(mm) **"Permitted Investments"** means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any Affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; provided that any investment of the type referred to in section 4.3 shall not be a Permitted Investment;

(nn) **"person"** means an individual, partnership, body corporate, association or trust;

(oo) **"Shares"** means the issued and outstanding Class A Common Shares and Class B Common Shares of the Corporation;

(pp) **"Special Resolution"** has the meaning attributed thereto in section 11.7 hereof;

(qq) **"Special Voting Rights"** means special voting rights of the Fund, issued and certified hereunder for the time being outstanding and entitled to the benefits and subject to the limitations set forth in section 3.2 hereof;

(rr) **"Special Right Holders"** means the holders from time to time of one or more Special Voting Rights;

(ss) **"Subsequent Investments"** means any of the investments which the Fund may make pursuant to subsection 4.1(c);

(tt) **"Tax Act"** has the meaning ascribed thereto in section 1.4;

(uu) **"Transfer Agent"** means Computershare Trust Company of Canada, its successors or assigns, in its capacity as transfer agent for the Units or such other company as may from time to time be appointed by the Trustee to hold that office

together in either such case with any subtransfer agent duly appointed by the transfer agent;

(vv) "**this Declaration of Trust**", "**this Declaration**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(ww) "**Trust Fund**", at any time, shall mean such of the following monies, properties and assets as are at such time held by the Fund or by the Trustee on behalf of the Fund:

(i) the Initial Contribution;

(ii) all funds realized from the sale of Units or other securities of the Fund or other cash received by the Fund to be dealt with in accordance with this Declaration of Trust;

(iii) the Shares and Notes;

(iv) any Subsequent Investments;

(v) any proceeds of disposition of any of the foregoing property including, without limitation, the Shares and Notes;

(vi) any Permitted Investments in which funds may from time to time be invested;

(vii) all income, interest, dividends, return of capital, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(xx) "**Trustee**" means Computershare Trust Company of Canada, its successor or assigns for the time being as trustee hereunder;

(yy) "**Underwriters' Fees**" means the amount so designated in any Underwriting Agreement;

(zz) "**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons including the Corporation as may be a party thereto relating to an Offering;

(aaa) "**Unit**" means a trust unit of the Fund created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereunder;

(bbb) "**Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more Units, issued and certified in accordance with the provisions hereof; and

(ccc) "**Unitholders**" means at any time the holders at that time of one or more Units, as shown on the register of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund.

1.2 Meaning of "Outstanding"

Every Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that when a new Unit Certificate has been issued in substitution for a Unit Certificate which has been lost, stolen or destroyed, only one of such Unit Certificates shall be counted for the purpose of determining the number of Units outstanding.

1.3 References to Acts Performed by the Fund

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Fund or, to the extent applicable, by the Corporation on behalf of the Fund.

1.4 Income Tax Act

In this Declaration of Trust, any reference to the Tax Act shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, c. 1 (5th Supplement) and the Income Tax Regulations as amended from time to time and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Income Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.5 Construction of Terms

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice-versa, words importing a gender shall include the feminine, masculine and neuter genders, and words importing persons include an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative. References in this Declaration of Trust to "**this Declaration of Trust**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, section or portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 Inclusiveness

In this Declaration of Trust, words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.7 Headings for Reference Only

The division of this Declaration of Trust into Articles, sections and subsections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.8 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This section is not applicable to sections 5.1, 5.2, 5.3, 5.4 and 5.7.

1.9 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

1.10 Governing Law

This Declaration of Trust and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of Fund

The Trustee hereby declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Fund hereunder.

2.2 Initial Contribution

It is acknowledged that the Initial Unitholder paid and transferred, concurrently with the execution of the Original Declaration of Trust, the Initial Contribution to the initial trustees under such Declaration of Trust for the purpose of settling the Fund, and the Initial Unitholder was issued one initial Unit in the Fund thereunder.

2.3 Name of Fund

The Fund shall be known and designated as "Superior Plus Income Fund" and, whenever practicable, lawful and convenient, the property of the Fund shall be held and the affairs of the Fund shall be conducted and transacted under that name.

If the Trustee determines that the use of such name is not practicable, lawful or convenient, the Fund may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Fund may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Fund hereby created shall be located at 3408, 400 – 3rd Avenue SW, Calgary, Alberta, T2P 4H2, or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Fund

The Fund is an unincorporated mutual fund trust, established for the purposes specified in section 4.1. The Fund is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of a trust to the trustee thereof and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Declaration of Trust, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Fund or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Declaration of Trust.

(c) The legal ownership of the property and assets of the Fund and the right to conduct the affairs of the Fund (subject to the limitations contained herein) are vested exclusively in the Trustee, or such other person as the Trustee may determine, and the Unitholders shall have no interest or rights therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Fund. The Units shall be personal property and shall confer upon the holder thereof only the interest and

rights specifically set forth in this Declaration of Trust. No Unitholder has or is deemed to have any right of ownership in any of the property or assets of the Fund.

2.7 Liability of Unitholders

No Unitholder, in its capacity as such, or annuitant under a plan of which an Unitholder acts as trustee or carrier, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Fund or with respect to any act performed by the Trustee, the Corporation or by any other person pursuant to this Declaration of Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee, the Corporation or such other person hereunder or with respect to any transaction entered into by the Trustee, the Corporation or by any other person pursuant to this Declaration of Trust. No Unitholder, or annuitant under a plan of which an Unitholder acts as trustee or carrier, shall be liable to indemnify the Trustee, the Corporation or any such other person with respect to any such liability or liabilities incurred by the Trustee, the Corporation or by any such other person or persons or with respect to any taxes payable by the Fund or by the Trustee, the Corporation or by any other person on behalf of or in connection with the Fund. Notwithstanding the foregoing, to the extent that any Unitholder or annuitant is found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Fund (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless such Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.8 Contracts of the Fund

Every contract entered into by or on behalf of the Fund, whether by the Trustee, the Corporation or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [the Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the [Trustee] [the Corporation] or any of the Unitholders of the Fund and that any recourse against the Fund or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Declaration of Trust dated as of October 7, 2003 as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the Fund shall be divided into interests of one class, described and designated as Units, which shall be entitled to the rights and benefits and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b) Each Unit represents an equal fractional undivided beneficial interest in any distribution from the Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of the Fund in the event of termination or winding up of the Fund. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Special Voting Rights

(a) In addition to Units, there may be issued Special Voting Rights entitling the holders thereof to, subject to the provisions of this Declaration of Trust, vote at meetings of Unitholders. Each Special Voting Right shall not be entitled to any interest or share in the distributions or net assets of the Fund. Special Voting Rights may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities on such terms and conditions as may be determined by the board of directors of the Corporation. Each Special Voting Right shall entitle the holder of record thereof to a number of votes at all meetings of Unitholders equal to the number of Units into which the Exchangeable Security to which such Special Voting Right relates is, directly or indirectly, exchangeable, or convertible (other than in respect of Exchangeable Securities which have been so exchanged or converted and are held by the Fund or an affiliate thereof). For greater certainty, holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Fund or have any beneficial interests in any assets of the Fund on termination or winding-up of the Fund.

(b) Concurrently with the issuance of any Exchangeable Securities and associated Special Voting Rights, the Fund shall enter into such agreements, including voting and exchange trust agreements and Exchangeable Security support agreements, as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities, including to provide for voting of such Special Voting Rights and certificates evidencing Special Voting Rights.

(c) At such time as no Exchangeable Securities (other than Exchangeable Securities owned by the Fund and its affiliates) relating to a Special Voting Right are outstanding, and no shares of stock, debt, options or other securities or

agreements which could give rise to the issuance of any such Exchangeable Securities to any person (other than the Fund and its affiliates) exist, the applicable Special Voting Right shall automatically be redeemed by the Fund and cancelled. Upon any such redemption or other purchase or acquisition of a Special Voting Right by the Fund, such Special Voting Right shall be deemed retired and cancelled and may not be reissued.

3.3 Authorized Number of Units and Special Voting Rights

The aggregate number of Units and Special Voting Rights which are authorized and may be issued hereunder is unlimited.

3.4 Issue of Special Voting Rights, Units and Other Securities

(a) Special Voting Rights, Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Units, including without limitation, instalment or subscription receipts or similar securities, debentures, notes or other evidences of indebtedness of the Fund may be created, issued, sold and delivered at the times, to the persons, for the consideration and on the terms and conditions as the board of directors of the Corporation may determine and, without limiting the generality of the foregoing, the board of directors of the Corporation may authorize the Fund to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase any such securities from the Fund or from any other person or procuring or agreeing to procure purchasers for any such securities.

(b) Units shall only be issued as fully paid and shall not be subject to future calls or assessments; provided however that Units to be issued under an Offering may be issued for consideration payable in instalments and that the Fund may take security over such Units to be issued under such an Offering as security for the payment of unpaid instalments.

3.5 No Fractional Units

Fractions of Units shall not be issued, except pursuant to distributions of additional Units to all Unitholders pursuant to section 5.8.

3.6 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Unit or Special Voting Right.

3.7 Consolidation of Units

Immediately after any pro rata distribution of additional Units to all Unitholders pursuant to section 5.8, the number of the outstanding Units will be automatically consolidated without further act of the Trustee such that each Unitholder will hold after the consolidation the same

number of Units as the Unitholder held before the distribution of additional Units. In each case, each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation.

Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution; (i) the consolidation of the Units held by such Unitholder will result in such Unitholder holding that number of Units equal to the number of Units held by such Unitholder prior to the distribution minus the number of Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (ii) the consolidation shall not apply to any Units so withheld. Any Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder's original Units, in exchange for a Unit Certificate representing such Unitholder's post-consolidation Units.

3.8 Non-Resident Holders

(a) At no time may more than one-half of the outstanding Units be held by Non-Residents nor shall the Fund at any time be maintained primarily for the benefit of Non-Residents. To monitor compliance with this requirement, the Corporation may, at any time and from time to time, in its sole discretion, require the Trustee to obtain declarations as to beneficial ownership under section 8.11, perform residency searches of unitholder and beneficial unitholder mailing address lists and take such other steps specified by the Corporation, at the cost of the Fund, to determine or estimate as best possible the residence of the beneficial owners of Units.

(b) If at any time (i) the Corporation becomes aware, as a result of requiring declarations as to beneficial ownership under section 8.11 or otherwise, that the beneficial owners of 49% or more of the Units then outstanding are or may be Non-Residents or that such a situation is imminent and ii) the board of directors of the Corporation determines, in its sole discretion, acting upon the advice of counsel, that such steps are required in order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, or the board of directors determines, in its sole discretion, that it is otherwise in the interest of the Fund, the Corporation may require the Trustee to refuse to accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration pursuant to section 8.11 that the Units to be issued or transferred to such person are not beneficially owned by a Non-Resident and to take such other action(s) as the board of directors of the Corporation determines is appropriate in the circumstances.

(c) If at any time (i) the Corporation determines that a majority of the Units are beneficially owned by Non-Residents and (ii) the board of directors of the Corporation determines, in its sole discretion, acting upon the advice of counsel, that such steps are required in order for the Fund to maintain its status as a

"mutual fund trust" under the Tax Act, or the board of directors determines, in its sole discretion, that it is otherwise in the interest of the Fund, the Corporation may require the Trustee, in the manner specified by the Corporation, to send a notice to registered holders of Units which are beneficially owned by Non-Residents, chosen, in the manner specified by the Corporation, in inverse order to the order of acquisition or registration of such Units beneficially owned by Non-Residents or in such other manner as the Corporation may consider equitable and practicable, requiring them to sell their Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Units or provided the Trustee and the Corporation with satisfactory evidence to the Corporation that such Units are not beneficially owned by Non-Residents within such period, the Corporation may require the Trustee, on behalf of such registered Unitholder, to sell such Units and, in the interim, suspend the voting and distribution rights attached to such Units and make any distribution in respect of such Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Units are then listed and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Unit Certificates representing such Units.

(d) Notwithstanding any other provision of this Declaration of Trust, Non-Residents, whether registered holders or beneficial holders of Units, shall not be entitled to vote in respect of any Special Resolutions to amend this section 3.8.

(e) Unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.8 by virtue of the powers conferred on it hereby. The Trustee shall not be deemed to have notice of any violation of this Section 3.8 unless and until it has been given written notice of such violation by the Corporation. The Trustee shall not be required to actively monitor the holdings of Non-Residents in the Fund unless required to do so by the Corporation.

ARTICLE 4
INVESTMENTS OF FUND

4.1 Purpose of the Fund

The Fund is a limited purpose trust and its activities are restricted to:

(a) owning, acquiring, holding and transferring securities issued by the Corporation, including the Shares and Notes;

(b) temporarily holding cash and short term investments subject to section 4.3 for the purposes of paying the expenses and liabilities of the Fund making other investments as contemplated by section 4.2 hereof, paying amounts payable by

the Fund in connection with the redemption of any Units, and making distributions to Unitholders;

(c) acquiring or investing in other securities of the Corporation and in the securities of any other entity, including without limitation, bodies corporate, partnerships or trusts;

(d) disposing of any part of the Trust Fund, including without limitation, any securities of the Corporation;

(e) issuing (i) Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Units including without limitation, instalment or subscription receipts or similar securities; (ii) Special Voting Rights; or (iii) debentures, notes or other evidence of indebtedness of the Fund;

(f) borrowing funds, incurring any other form of indebtedness or otherwise obtaining credit in the name of the Fund; and

(g) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

4.2 Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in section 4.1, shall be used by the Fund only to acquire Permitted Investments or as permitted by section 8.2(g) or section 8.2(t).

4.3 Investment Restrictions

Notwithstanding anything contained in this Declaration of Trust, under no circumstances shall the Fund acquire any investment which (a) would result in the cost amount to the Fund of all "foreign property" (as defined in the Tax Act) which is held by the Fund to exceed the amount prescribed by section 5000 of the Tax Regulations, or (b) would result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation with respect to any investment to ensure compliance with this provision.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Net Income of the Fund

In this Article 5, the "Net Income of the Fund" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period

commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) interest income on the Notes or any other interest income shall be included in Net Income of the Fund on an accrual basis and shall accrue from day to day;

(b) dividends on the Shares or any other dividends or returns of capital on securities of the Corporation or other securities held by the Fund shall be included in Net Income of the Fund when received including dividends deemed to have been received on such securities pursuant to the Tax Act; and

(c) all expenses and liabilities of the Fund which are due or accrued and which are chargeable to income shall be deducted in computing Net Income of the Fund.

Items of income or expense not provided for above or in section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.

5.2 Net Income of the Fund to Become Payable

The Trustee shall, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Net Income of the Fund for the period ending on that Distribution Record Date determined in accordance with section 5.1, and the proportionate share of each Unit in the amount so payable shall be determined by dividing such amount by the number of Units in the Fund issued and outstanding as of that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder on that Distribution Record Date and, subject to section 5.7, shall be payable to each such Unitholder on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Net Income of the Fund that is determined by the Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund shall not be payable by the Fund to Unitholders.

5.3 Net Realized Capital Gains to Become Payable

The Trustee shall, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or part of the net realized capital gains of the Fund to the extent not previously declared payable, and the proportionate share of each Unit in the amount so payable shall be determined by dividing such amount by the number of Units in the Fund outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder on that Distribution Record Date and shall be payable to each such Unitholder on that Distribution Record Date. For the purposes of this Article 5, "Net Realized Capital Gains" of the Fund means the total of all capital gains realized by the Fund less the total of all capital losses realized by the Fund, excluding any capital gains or losses arising from the distribution of Notes pursuant to section 6.5 in respect of Units tendered for redemption, all as determined for the purposes of the Tax Act. Notwithstanding the foregoing, the amount of any Net Income of the Fund that is determined by the Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund shall not be payable by the Fund to Unitholders.

5.4 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

On December 31 of each fiscal year, an amount equal to the net income of the Fund for such fiscal year (excluding Net Realized Capital Gains) determined in accordance with the Tax Act, other than paragraph 82(1)(b) and subsection 104(6) thereof, to the extent not previously payable pursuant to section 5.2 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders immediately prior to the end of that fiscal year, and the proportionate share of the amount so payable to which each Unit is entitled shall be determined by dividing such amount by the number of Units in the Fund issued and outstanding as of the end of that fiscal year. Each Unitholder's share thereof shall be equal to that proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder at the end of that fiscal year. Notwithstanding the foregoing, the amount of any net income of the Fund so determined for a fiscal year that is determined by the Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund in respect of that or any prior fiscal year shall not be payable by the Fund to Unitholders.

On December 31 of each fiscal year, an amount equal to the Net Realized Capital Gains of the Fund, to the extent not previously payable pursuant to section 5.3 on any Distribution Record Date or pursuant to this paragraph on any prior December 31, shall be payable to Unitholders immediately prior to the end of that fiscal year, and the proportionate share in the amount so payable that each Unit is entitled to shall be determined by dividing such amount by the number of Units in the Fund issued and outstanding as of the end of that fiscal year. Each Unitholder's share thereof shall be equal to that proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder at the end of that fiscal year.

5.5 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Fund pursuant to the provisions of Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in section 5.2.

5.6 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Units under section 5.8, if applicable) at the time the amount became payable unless a Payment Date within the same calendar year is specified under section 5.7 in respect of such amount payable, in which case the right to enforce payment shall arise at the applicable Payment Date specified under section 5.7.

5.7 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to sections 5.2 and 5.3 may be paid by the Fund on any date (the "Payment Date") specified by the Trustee which is the day that is the applicable Distribution Record Date, or a day within 15 days after, and in the same calendar year as, the applicable Distribution Record Date. Subject to section 5.8, distributions shall be paid in cash.

5.8 Distribution of Additional Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under section 6.4 in respect of Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Fund does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this section 5.8, the value of the additional Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.9 Withholding Taxes

The Trustee may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions.

5.10 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Fund in the year on shares of taxable Canadian corporations, net capital gains realized by the Fund in the year and foreign source income of the Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Fund, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income of the Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Fund which are encompassed in such distribution.

ARTICLE 6
REDEMPTION OF UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Fund to redeem at any time or from time to time at the demand of the Unitholder all or any of the Units registered in the name of the

Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Fund to redeem Units, in a form approved by the Trustee, shall be sent to the Fund at the head office of the Fund, together with the Unit Certificate or Unit Certificates representing the Units to be redeemed and written instructions as to the number of Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Fund of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Units shall be considered to be tendered for redemption on the date that the Fund has, to the satisfaction of the Trustee, received the notice, Unit Certificates and other required documents or evidence as aforesaid.

6.3 Calculation of Redemption Price Based on Market Price

Subject to section 6.6, upon receipt by the Fund of the notice to redeem Units in accordance with section 6.2, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "Market Redemption Price") equal to the lesser of:

(a) 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Units were tendered to the Fund for redemption; and

(b) the "closing market price" on the principal market on which the Units are quoted for trading, on the date that the Units were so tendered for redemption.

The "market price" shall be an amount equal to the simple average of the closing price of the Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the "closing price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the "closing market price" on each of the 10 trading days. The "closing market price" shall be: an amount equal to the closing price of the Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on that particular day; or the average of the last bid and last ask prices if there was no trading on the date.

6.4 Cash Payment of Market Redemption Price

Subject to section 6.5, the Market Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Fund of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

6.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 6.4 shall not be applicable to Units tendered for redemption by a Unitholder if the total amount payable by the Fund pursuant to section 6.4 in respect of such Units and all other Units tendered for redemption in the same calendar month exceeds $100,000 provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month by the Fund issuing, to the Unitholders who exercised the right of redemption, promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Units tendered for redemption, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially similar to those of the Notes.

Upon such issuance of Redemption Notes, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

6.6 Calculation of Redemption Price in Certain Other Circumstances

Section 6.3 shall not be applicable to Units tendered for redemption by a Unitholder if:

(a) at the time the Units are tendered for redemption, the outstanding Units of the Fund are not listed for trading on the Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, provides representative fair market value prices for the Units; or

(b) the normal trading of the outstanding Units of the Fund is suspended or halted on any stock exchange on which the Units are listed for trading or, if not so listed, on any market on which the Units are quoted for trading, on the date that such Units were tendered for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Units were tendered for redemption,

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Unit (herein referred to as the "Appraised Redemption Price")

equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which the Units were tendered for redemption. The Appraised Redemption Price payable in respect of Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Units were tendered for redemption, at the option of the Fund, by:

(i) cash payment, in which case the provisions of section 6.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 6.5, in which case the provisions of section 6.5 shall apply *mutatis mutandis*.

6.7 Cancellation of Certificates for all Redeemed Units

All Unit Certificates which are redeemed under this Article 6 shall be cancelled and the Units redeemed shall no longer be outstanding and shall not be reissued.

6.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

ARTICLE 7
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

7.1 Trustee's Term of Office

Subject to section 7.2 and 7.3, Computershare Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Fund. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in section 7.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Declaration of Trust until a successor has been appointed under section 7.4.

7.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in section 7.4, and (ii) the legal and

valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

7.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that at any time, the Trustee shall no longer satisfy all of the requirements in section 7.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Declaration of Trust (after receiving five Business Days notice of such failure to perform and an opportunity to cure such failure to perform during such notice period, and after taking account of any delegation of responsibilities contemplated by the Declaration of Trust). No decision to remove the Trustee under this section 7.3 shall become effective until (i) approved by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under section 7.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the Trustee which is to be removed.

7.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by an Ordinary Resolution of Unitholders under section 7.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of section 7.6.

(b) Subject to section 7.6, the Corporation may appoint a successor to any Trustee which has been removed by an Ordinary Resolution of the Unitholders under section 7.3, or which has not been reappointed under section 7.1, if the Unitholders fail to do so at such meeting.

(c) Subject to section 7.6, the Corporation may appoint a successor to any Trustee which has given a notice of resignation under section 7.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of section 7.2(ii).

7.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with section 7.2, or who has received notice of removal in accordance with section 7.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The Trustee shall be reimbursed by

the Corporation for all costs and expenses of the Trustee relating to obtaining court approval of a successor. The appointment of such successor by such court shall not require the approval of Unitholders.

7.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Declaration of Trust.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee

Subject to the terms and conditions of this Declaration of Trust or other contracts or obligations of the Trustee or the Fund, the Trustee shall have, without further or other action or consent, and free from any power of control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Fund and over the affairs of the Fund to the same extent as if the Trustee was the sole and absolute owner of such property in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out any of the purposes of the Fund or conducting the affairs of the Fund. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustee. The enumeration of any specific power or authority herein (including pursuant to section 8.2) shall not be construed as limiting the general power or authority or any other specified power or authority conferred herein on the Trustee. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

8.2 Specific Powers and Authorities

Subject only to the express limitations contained herein or in other contracts or obligations of the Trustee or the Fund, and in addition to any powers and authorities conferred by this Declaration of Trust (including, without limitation, section 8.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) to supervise the activities and manage the investments and affairs of the Fund;

(b) to issue (i) Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other

securities to purchase, convert into or exchange into Units, including without limitation, instalment or subscription receipts or similar securities; (ii) Special Voting Rights, or; (iii) debentures, notes, or other evidences of indebtedness of the Fund and to accept subscriptions for such securities and to issue Units and such other securities pursuant thereto;

(c) to maintain books and records;

(d) to calculate the amount and determine the frequency of distributions to Unitholders;

(e) to effect payments of distributions to Unitholders, including receiving funds and mailing cheques to Unitholders;

(f) to provide timely reports to Unitholders in accordance with the provisions hereof;

(g) to deposit funds of the Fund in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(h) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Fund, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(i) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j) to collect, sue for and receive all sums of money coming due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Fund, the assets of the Fund or the Fund's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, mediation, adjudication or settlement thereof; provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee

shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this subsection;

(k) to arrange for insurance contracts and policies insuring the assets of the Fund against any and all risks and insuring the Fund and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustee or Unitholders;

(l) to cause legal title to any of the assets of the Fund to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Fund, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Fund or the Trustee is interested therein, provided that should legal title to any of the assets of the Fund be held by and/or in the name of any person other than the Trustee or the Fund, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Fund;

(m) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(n) to pay out of the Fund the Fund Expenses;

(o) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Declaration of Trust;

(p) to guarantee the obligations of the Corporation or any other Affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Corporation or any such Affiliate, as the case may be, and pledging securities issued by the Corporation or the Affiliate, as the case may be, as security for such guarantee provided that such guarantee is incidental to the Fund's direct or indirect investment in the Corporation or any such Affiliate or the business and affairs (existing or proposed) of the Corporation or any such Affiliate, and each such guarantee entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Fund;

(q) notwithstanding any limitations contained in this Declaration of Trust or any other contracts or obligations of the Trustee or the Fund and the introductory proviso to this section 8.2, to enter into on behalf of the Fund and observe and perform its obligations and the obligations of the Fund under any agreements with any Lender, including, without limitation, compliance with any provisions thereof

which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Fund;

(r) to enter into a subordination agreement with any Lender to the Corporation or any Affiliate of the Fund pursuant to which the Fund agrees to subordinate its right to receive income and to be paid on the Notes by the Corporation (or any other obligations of the Corporation or any Affiliate to the Fund) to the right of any such Lender to be paid obligations owing to it by the Corporation or any Affiliate of the Fund, and which agreement may further provide, without limitation, that in the event of a default by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of the Notes (or other such obligations) to the Fund and the Fund will not make any further cash distributions to Unitholders, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Fund;

(s) to use reasonable efforts to ensure that the Fund complies at all times with the requirements of subsections 108(2) and 132(6) of the Tax Act;

(t) to advance any amount to the Corporation or other Affiliate of the Fund as a loan;

(u) without limiting any of the provisions hereof, to pay out of the Trust Fund:

  (i) amounts in respect of Permitted Investments and Subsequent Investments;

  (ii) Issue Expenses; and

  (iii) Underwriting Fees payable in connection with any Offering;

all as contemplated by, this Declaration of Trust;

(v) without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purposes of carrying out the purposes of the Fund or for other expenses incurred in connection with the Fund and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Fund or engage in any other means of financing the Fund;

(w) to charge, mortgage, hypothecate and/or pledge on behalf of the Fund all or any of the currently owned or subsequently acquired monies, properties and assets

comprising the Trust Fund to secure any monies borrowed, and to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of the Corporation or any Affiliate of the Trust or the Corporation and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Fund;

(x) to form any subsidiary of the Fund for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the board of directors of the Corporation;

(y) to indemnify the directors and officers of the Corporation;

(z) to enter into, perform and enforce the contracts of the Fund;

(aa) to enter into and perform the obligations of the Fund under the Administration Agreement between the Fund and the Corporation dated the Date of Closing (the "Administration Agreement"); and

(bb) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Declaration of Trust.

8.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Declaration of Trust:

(a) The Trustee shall not vote the Shares with respect to the election or removal of directors of the Corporation or the appointment or removal of auditors of the Corporation without the approval of the Unitholders by Ordinary Resolution adopted at a meeting of Unitholders called for that purpose;

(b) The Trustee shall not vote the Shares or Notes, as the case may be, to authorize:

(i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(ii) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's shares in a manner which may be prejudicial to the Fund;

(v) any material amendment or alteration of the Notes or the note indentures or other documents governing the terms of the Notes, but excluding any amendments or alterations required to issue additional series of Notes, which may be prejudicial to the Fund; or

(vi) the taking of any steps or actions with respect to an event of default (except providing notice of such event of default to holders of Notes as is contemplated in the note indenture or other document governing such Notes) by the trustee under the note indentures or other documents governing the Notes;

without the approval of the Unitholders by Special Resolution adopted at a meeting of Unitholders called for that purpose.

(c) The Trustee shall not, without the approval of the board of directors of the Corporation, vote the Shares or Notes, as the case may be, to authorize or otherwise authorize, direct or effect:

(i) any sale, transfer or other disposition of securities issued by the Corporation, including the Shares and Notes or any amendment or alteration of the Notes or the note indentures or other documents governing the terms of the Notes;

(ii) any issuance of securities, including the securities described in Section 4.1(e) hereof, of the Fund;

(iii) any acquisition or investment in securities of any entity, including without limitation, bodies corporate, partnerships or trusts;

(iv) any borrowing of funds, incurring any other form of indebtedness or otherwise obtaining credit in the name of the Fund;

(v) any amendment to the articles of the Corporation; or

(vi) any disposition of any part of the Trust Fund.

(d) The Trustee shall not, without the approval of the Unitholders by Special Resolution adopted at a meeting of Unitholders called for that purpose and provision of the notice required pursuant to the terms thereof, terminate the Administration Agreement.

8.4 Banking

The banking activities of the Fund, or any part thereof, may be transacted with such bank, trust company, or other firm or corporation carrying on a banking business (including the Trustee or an affiliate of the Trustee) as the Trustee may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Fund's behalf by one or more officers of the Trustee or other persons (who may be officers or employees of the Corporation) as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Fund's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Fund; the execution of any agreement relating to any property of the Fund; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Fund's behalf to facilitate such banking activities.

8.5 Standard of Care and Duties

Except as otherwise provided herein, the Trustee shall comply with any agreements contemplated hereby which may be binding on the Trustee or the Fund and shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Fund and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Fund.

8.6 Fees and Expenses

The Trustee shall be paid by the Fund such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Fund Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Fund, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under section 8.8) properly incurred by the Trustee on behalf of the Fund shall be payable by the Fund, and if any such costs, charges and expenses are not paid within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund to enforcement payment of the fees, costs, expenses and other amounts payable or reimbursable by the Fund to the Trustee.

8.7 Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Fund or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Declaration of Trust, including, without limitation, entering into the Administration Agreement and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Declaration of Trust or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers and duties conferred upon, granted, allocated and delegated to the Corporation hereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers and duties to the Corporation in accordance with the terms of this Declaration of Trust or under the Administration Agreement, unless such liabilities arise directly from the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, advisor, or Counsel with respect to any matter connected with its duties under this Declaration of Trust or any other contract, the Trustee may act or refuse to act based on the advice of such expert, advisor or Counsel, and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in section 8.5 hereof, the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the Trustee's good faith reliance on the advice of any such expert, advisor or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Declaration of Trust, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Fund and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund or the Trust Fund.

8.8 Indemnification of Trustee

The Fund (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Fund and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, in respect of the administrator's providing or omitting to provide services to the Fund or otherwise performing obligations pursuant to the Administration Agreement or as delegated or otherwise contemplated hereunder;

(c) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes or other tax matters; and

(d) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Fund;

in each case including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to the indemnified parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceedings, investigation or claim that may be made or threatened against any indemnified party, or that may be incurred in enforcing this indemnity, unless and to the extent any of the foregoing have resulted directly from the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders, in which case the provisions of this section 8.8 shall not apply.

8.9 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent or the Trustee shall be bound to make any inquiry concerning the validity of any transaction proposing to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Fund.

8.10 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Corporation becomes aware that the Units have ceased to be eligible investments for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Fund or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice.

8.11 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Trustee as to the beneficial ownership of Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

8.12 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Fund pursuant to Article 13 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred as a result of such act and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

8.13 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Declaration of Trust shall survive the termination of this Declaration of Trust under Article 13 and the removal or resignation of the Trustee under Article 7.

8.14 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Declaration of Trust, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Fund have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Fund or the Corporation contracts or deals or which supplies services to the Fund or the Corporation;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Fund, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain, including other trusts with whom the Fund or the Corporation may enter into any transaction; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Fund or the relationships, matters, contracts, transactions, affiliations or other interests stated in this section 8.14 without being liable to the Fund or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.15 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

8.16 Contractual Obligations of Fund

In respect of any obligations or liabilities being incurred by the Fund or the Trustee on behalf of the Fund, the Trustee and the Fund shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders nor the Trustee have any personal liability or obligations in respect thereof.

ARTICLE 9
DELEGATION AND ALLOCATION OF POWERS

9.1 The Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to the general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Fund including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). It is acknowledged that the Trustee and the Corporation have entered into the Administration

Agreement pursuant to the authority provided for hereunder, contemporaneously with this Declaration of Trust.

9.2 Responses to Offers

Without limiting any other provision of this Article 9, the Trustee hereby delegates to the Corporation the full power, authority and responsibility in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Units or for all or substantially all of the property and assets of the Fund or the Corporation or any subsidiary of the Corporation or the Fund (an "Offer") including (i) any Unitholder rights protection plan either prior to or during the course of any Offer; (ii) any action either prior to or during the course of any Offer in anticipation of or in response to an Offer; (iii) the preparation of any "Directors Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any related matters and (vi) the carriage of all related and ancillary matters; and the Corporation accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Fund and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Fund as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

9.3 Offerings

Without limiting any other provision of this Article 9, the Trustee hereby delegates to the Corporation the power, authority and responsibility for any and all matters in relation to any Offering including:

(a) all matters concerning the terms of and the sale or issuance of: (i) Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Units including without limitation, instalment or subscription receipts or similar securities; (ii) Special Voting Rights; or (iii) any debentures, notes or evidences of indebtedness of the Fund.

(b) the terms of and all matters concerning any Underwriting Agreement;

(c) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

(d) ensuring compliance with all applicable laws;

(e) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof;

(f) the listing and maintaining of the listing of the Units on the Toronto Stock Exchange or such other or additional securities exchanges; and

(g) the powers and authorities of the Fund that are necessary or desirable to enable the Corporation to fully implement each decision made by it within the scope of the power, authority and responsibility delegated to it hereunder including, without limitation, the power to further delegate from time to time, such powers and authorities, or any of them, to such person or persons the Corporation determines appropriate and qualified to exercise such power and authorities,

The Corporation accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Fund and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Fund as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

9.4 Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall not have any liability or responsibility in respect of prospectuses, offering memoranda, rights offering circulars, other Offering Documents, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, takeover bid or issuer bid circulars, material change reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements or documents related thereto (including, without limitation, stock exchange related matters, underwriting and indemnity agreements and ancillary matters). Such matters shall be the sole and exclusive responsibility of the Corporation, not by way of a delegation but by way of an allocation of responsibilities under this Declaration of Trust and by executing this Declaration of Trust, the Corporation acknowledges such responsibilities. In furtherance thereof, where certification is required under securities laws, the Corporation (which may authorize any directors or officers of the Corporation to do so) shall execute such certification on behalf of the Fund, and shall seek not to have any certification on behalf of the Fund by the Trustee.

9.5 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder or under the Administration Agreement, and the Trustee, in relying upon the Corporation and in entering into the Administration Agreement, shall be deemed to have complied with its obligations under section 8.5 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

ARTICLE 10
AMENDMENT

10.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by the Trustee with the consent of the Unitholders by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Fund;

(b) providing, in the opinion of the Trustee, additional protection for the Unitholders;

(c) removing or curing any conflicts or inconsistencies in this Declaration of Trust or making minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders; or

(d) making amendments which, in the opinion of the Trustee, are necessary or desirable and in the interests of the Unitholders as a result of changes in taxation laws;

but notwithstanding the foregoing, no such amendment shall reduce the fractional undivided interest in the Trust Fund represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this section 10.1 without the consent of the holders of all of the Units then outstanding.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 10, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2004, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 5% of the

Units then outstanding, such request specifying in reasonable detail the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. If the Trustee calls a meeting of Unitholders, it may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means that permit all participants to communicate adequately with each other during the meeting. The Chairman of any annual or special meeting shall be the first mentioned of such of the following officers of the Corporation as have been appointed and who is present at the meeting: chairman, president, executive vice-president, corporate development or a vice-president who is a Unitholder for the purpose of such meeting except that, on the motion of any Unitholder, any person present at such meeting may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no such officer is present at the meeting.

11.2 Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of Unitholders shall be entitled to participate in the meeting by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means if the Fund has made available such communication facilities and provided that the Chairman of the meeting is satisfied that all participants will be able to communicate adequately with each other during the meeting. For purposes of this Declaration of Trust, the phrase "present in person" shall include those persons who participate in a meeting by means of a telephonic, electronic or other communication facility, including, without limitation, teleconferencing, video conferencing, computer link, webcasting, or other similar means if the Fund has made available such communication facilities for purposes of the meeting in accordance with section 11.2 hereof.

11.3 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage pre-paid, addressed to each Unitholder and Special Right Holder at his or her last address on the books of the Fund, or where such Unitholder or Special Right Holder has consented in accordance with applicable securities laws to receive such materials in an electronic format, by delivery of notice in electronic format, mailed or delivered, as the case may be, at least 21 days and not more than 50 days before the meeting or within such other time frame as is required pursuant to securities laws applicable to reporting issuers in the Provinces of Alberta and Ontario from time to time. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasonable judgment thereon, together with the text of any resolution or Special Resolution, at the time of mailing or delivery of the notice, proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder or a Special Right Holder shall not invalidate any resolution passed at any such meeting.

11.4 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attaching to all outstanding Units and Special Voting Rights, if any. For the purposes of determining such quorum, the holders of Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Units equivalent in number to the votes attaching to such Special Voting Rights for which the holder has instructions to vote or withhold from voting from the holder(s) of the associated Exchangeable Securities in accordance with the applicable voting and exchange trust agreement. In the event a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders and/or Special Right Holders, if any, present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.5 Voting Rights of Unitholders

(a) Only Unitholders and Special Right Holders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit to one vote on a poll vote at any meeting of Unitholders. Each Special Voting Right shall entitle the holder thereof to a number of votes equal to the number of Units into which the Exchangeable Security to which such Special Voting Right relates is, directly or indirectly, exchangeable or convertible (other than in respect of Exchangeable Securities which have been so exchanged or converted and are held by the Fund or an affiliate thereof). Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote or if the Fund has made available such communication facilities, by signifying by telephonic, electronic or other communication, or by a combination thereof. Upon a show of hands or by signifying by telephonic, electronic, or other means of communication or by a combination thereof, every person who is present and entitled to vote shall have one vote. At any meeting of Unitholders, any person entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder or Special Right Holder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time which proxies are to have been received as set forth in the notice of meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented

whose name appears first in the register maintained pursuant to section 12.3 shall be entitled to cast such vote.

(b) On any question or resolution proposed for consideration at a meeting of Unitholders, and whether or not a vote by either a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof has been taken thereon, the Chairman or any person who is present and entitled to vote on such question or resolution at the meeting may demand a ballot. Voting on Special Resolutions shall be by ballot. If a ballot is taken, each person present in person, by telephonic, electronic or other means of communication or by a combination thereof, and entitled to vote, shall be entitled to vote on such ballot.

11.6 Resolution

(a) The Trustee shall, in accordance with an Ordinary Resolution passed by the Unitholders:

(i) appoint or remove the Auditors so as to ensure the auditors of the Fund to be appointed or removed, as the case may be, are those selected by the unitholders pursuant to such Ordinary Resolution in accordance with section 16.2 or 16.3;

(ii) appoint or remove the directors of the Corporation so as to ensure the directors to be appointed or removed, as the case may be, are those selected by the unitholders pursuant to an Ordinary Resolution in accordance with section 17.1 or 17.2; and `

(iii) resign if removed pursuant to section 7.3;

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to section 10.1, amend this Declaration of Trust;

(ii) subdivide or consolidate Units;

(iii) sell lease or otherwise dispose of all or substantially all of the assets of the Corporation or the Fund, authorize and approve the amalgamation or arrangement between the Corporation and any other corporation, amend the articles of the Corporation, amend the Notes or the note indentures or other documents governing the terms of the Notes and authorize and request the trustee under the note indentures or other documents governing the terms of the Notes to take such steps or actions with respect to an event of default under the Notes as are authorized by the Unitholders;

(iv) provide the required notice and terminate the Administration Agreement; and

(v) commence to wind up and wind up the affairs of the Fund as provided in section 13.2.

Except with respect to the above matters set out in this section 11.6, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter arising out of this Declaration of Trust at a meeting of Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust. For greater certainty, any action taken or resolution passed in respect of any matter arising outside of this Declaration of Trust (i.e., regulatory or stock exchange required approvals) are not, by virtue of the terms of this Declaration of Trust, required to be approved by a Special Resolution of Unitholders.

11.7 Meaning of "Special Resolution"

(a) The expression "Special Resolution" when used herein means, subject to the remainder of this Article 11, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more persons present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attaching to all Units and Special Voting Rights, if any, then outstanding (determined in accordance with section 11.4 hereof) and approved by more than 66⅔% of the votes cast on a poll in respect of the resolution by or on behalf of Unitholders and Special Right Holders present in person or represented by proxy at the meeting. For the purposes of determining such percentage, the holders of Special Voting Rights who are present or represented by proxy at the meeting shall be regarded as representing outstanding Units equivalent in number to the votes attaching to such Special Voting Rights for which the holder has instructions to vote or withhold from voting from the holder(s) of the associated Exchangeable Securities in accordance with the applicable voting and exchange trust agreement and such Special Voting Rights shall be deemed to be voted according to such instructions.

(b) Notwithstanding section 11.4, if at any meeting at which a Special Resolution is proposed to be passed a quorum, as determined in accordance with section 11.4 hereof, is not established within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in section 11.3. Such notice shall state that at the adjourned meeting the Unitholders and Special Right Holders, if any, present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders and Special Right Holders, if any, present in person or by proxy

shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this section shall be a Special Resolution within the meaning of this Declaration of Trust, notwithstanding that the holders of less than 10% of the votes attaching to all Units and Special Voting Rights, is any, then outstanding are represented in person or by proxy at such adjourned meeting.

(c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

11.8 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder and every Special Voting Right issued hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or Transfer Agent for cancellation or automatically redeemed and cancelled in accordance with subsection 3.2(b) hereof, provided that:

(a) when a new Unit Certificate has been issued in substitution for a Unit Certificate which has been lost, stolen or destroyed or mutilated, only one of such Unit Certificates shall be counted for the purposes of determining the number of Units outstanding; and

(b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Units and Special Voting Rights to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units and Special Voting Rights owned directly or indirectly, legally or equitably, by the Fund, the Corporation or any affiliate thereof shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units and Special Voting Rights which the Trustee knows are so owned shall be so disregarded; and

(ii) Units and Special Voting Rights so owned which have been pledged in good faith other than to the Fund, the Corporation or an affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Units and Special Voting Rights in his or her discretion free from the control of the Fund, the Corporation or any affiliate thereof.

11.9 Record Date for Voting

For the purpose of determining the Unitholders and Special Right Holders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 30 days prior to the date of any meeting of Unitholders, or such shorter date as securities laws and policies may permit, as a record date for the determination of Unitholders and Special Right Holders entitled to vote at such meeting or any

adjournment thereof; and any Unitholder or Special Right Holder who was a Unitholder or Special Right Holder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder or Special Right Holder has since that time disposed of his or her Units or Exchangeable Securities, and no Unitholder or Special Right Holder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under section 11.3.

11.10 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Unitholders and Special Right Holders shall be binding upon all the Unitholders and Special Right Holders, if any, as the case may be, whether present at or absent from such meeting, and each and every Unitholder and Special Right Holder, if any, as the case may be shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.11 Solicitation of Proxies

A Unitholder or Special Right Holder shall have the right to appoint a proxy to attend and act for the Unitholder or Special Right Holder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders and Special Right Holders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with the provisions of Canadian securities legislation applicable to the solicitation of proxies.

11.12 No Breach

Notwithstanding any provisions of this Declaration of Trust, neither the Unitholders nor Special Right Holders shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Fund in manner which would constitute a breach or default by the Fund or the Trustee under any agreement binding on or obligation of the Fund or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

12.1 Nature of Units

(a) The nature of a Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in sections 2.5, 2.6 and 3.1, and the provisions of this Article 12 shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Units, if desirable to issue them to Unitholders and the recording of all transactions in respect of Units and Unit Certificates whether by the Fund, securities dealers, stock exchanges, transfer agents, registrars or other persons. Units shall be issued in the form of the Unit Certificate. A Global Unit Certificate

(a "Global Unit Certificate") may be issued in the name of and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "Depository"), as custodian of such Global Unit Certificate and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Units represented by a Global Unit Certificate will be entitled to a certificate or other instrument from the Fund or the Depository evidencing that purchaser's ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as depository and the Fund is unable or does not wish to locate a qualified successor. Beneficial interests in a Global Unit Certificate will be represented only through the Book-Entry System. Transfers of Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to Unitholders shall, where such Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Units outstanding, such direction or consent may be given, subject to the voting rights of the holders of Special Voting Rights, by Unitholders acting through the Depository and the CDS Participants owning Units evidencing the requisite percentage of the Units. The rights of a Unitholder whose Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective Unitholders and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Units are held through the Depository, if any notice or other communication is required to be given to Unitholders, the Trustee and the Transfer Agent will give all such notices and communications to the Depository.

(d) If the Depository resigns or is removed from its responsibilities as depository and the Trustee is unable or does not wish to locate a qualified successor, the Depository shall surrender the Global Unit Certificate to the Transfer Agent with instructions from the Depository for registration of Units in the name and in the amounts specified by the Depository and the Fund shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Units then outstanding in the form of definitive Unit Certificates representing such Units.

12.2 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) Unit Certificates, if any, shall comply with the requirements of the Toronto Stock Exchange (or such other exchange upon which the Units are listed) and applicable securities laws in force from time to time and currently may be prepared in the customized bank note form with vignette or in the generic form in compliance with The Security Transfer Association of Canada generic certificate requirements.

(c) Unit Certificates, if any, shall be in both English and French language.

(d) In the event that any provision of the Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Until otherwise determined by the Trustee, each such certificate shall legibly set forth on the face or the reverse side thereof, inter alia, the following:

(i) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Fund or the obligations or the affairs of the Fund and all such persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Fund only shall be subject to levy or execution", or words of like effect;

(ii) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Fund" or words of like effect; and

(iii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

12.3 Register of Unitholders

A register shall be kept at the principal corporate trust office in Calgary, Alberta of the Transfer Agent, and in such other places as may be required by law or by any stock exchange upon which Units may be traded, which register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of the Unit

Certificates and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. Only Unitholders whose Unit Certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Fund as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

12.4 Transfer of Units

(a) Subject to the provisions of this Article 12 and to section 3.8 hereof, the Units shall be fully transferable without charge as between persons, but no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee, the Fund or the Transfer Agent. No transfer of a Unit shall be recognized unless such transfer is of a whole Unit.

(b) Subject to the provisions of this Article 12 and to section 3.8 hereof, Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Fund or to the Transfer Agent of the Unit Certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee or the Transfer Agent. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new Unit Certificate for the Units shall be issued to the transferee and a new Unit Certificate for the balance of Units not transferred shall be issued to the transferor.

(c) Any person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new Unit Certificate therefor only upon production of evidence satisfactory to the Trustee or the Transfer Agent and delivery of the existing Unit Certificate to the Trustee or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Fund or the Transfer Agent where registers are maintained for Unit Certificates pursuant to the provisions of this Article 12. Any Unit Certificates tendered for

exchange shall be surrendered to the Trustee or appropriate Transfer Agent and then shall be cancelled.

12.5 Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Fund, but no entry shall be made in the register or on any Unit Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Unit Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Unit Certificate is registered in more than one name, the distributions (if any) in respect hereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6 Performance of Trust

The Trustee and the Unitholders shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.7 Lost Certificates

In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee or the Transfer Agent may authorize the issuance of a new Unit Certificate for the same number of Units in lieu thereof. The Trustee or the Transfer Agent may in its discretion, before the issuance of such new Unit Certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee or the Transfer Agent may deem necessary, to surrender any mutilated Unit Certificate and may require the applicant to supply to the Fund a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Fund and the Transfer Agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificates. The Trustee shall pay all premiums and other sums of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take

such action to replace any lost, stolen, destroyed or mutilated Unit Certificate without further action or approval by the Trustee.

12.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Fund shall not terminate the Fund or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Unit Certificate for Units in place of the Unit Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

12.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to set same aside and hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto.

12.10 Repayment of Unclaimed Funds or Trust Units

Any funds unclaimed or which cannot be paid as indicated in section 12.9, not claimed or paid within ten years, or such shorter time period as is permissible in accordance with applicable law, after the date of such setting aside shall be repaid and delivered to the Fund by the Trustee and thereupon the Trustee shall be released from all further liability with respect to such funds and thereafter the person(s) in respect of which such funds were so repaid to the Fund shall have no rights in respect thereof except to obtain payment and delivery of such funds from the Fund subject to any applicable limitation provided by law. Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of ten years (or such other applicable time period) after the setting aside described above to the Fund upon receipt from the Fund, or the Corporation, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Fund prior to the expiry of ten years (or such other applicable time period) after such setting aside, the Fund shall reimburse the Trustee for any funds so set aside which are required to be paid by the Trustee to a person after the date of such payment of the remaining funds to the Fund but prior to ten years (or such other applicable time period) after such setting aside.

12.11 Offers for Units

(a) In this section 12.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in subsection 12.11(b) and includes any assignee of the

Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(ii) "**Offer**" means an offer to acquire outstanding Units where, as of the date of the offer to acquire, the Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units;

(iii) "**offer to acquire**" includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Units;

(v) "**Offeror's Notice**" means the notice described in subsection 12.11(c); and

(vi) "**Offeror's Units**" means Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror;

(b) If an Offer for all of the outstanding Units (other than Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections 12.11(c) and 12.11(e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Units held by Dissenting Unitholders pursuant to subsection 12.11(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Unit Certificate(s) to the Fund within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 12.11(c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Unit Certificate(s) to the Fund, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 12.11(c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 12.11(b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection 12.11(e). The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 12.11(c), the Trustee, if the Offeror has complied with subsection 12.11(e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection 12.11(d) the consideration to which such Dissenting Unitholder is entitled under this section 12.11; and

(iii) send to each Dissenting Unitholder who has not complied with subsection 12.11(d) a notice stating that:

(A) his or her Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Unit Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Fund.

ARTICLE 13
TERMINATION

13.1 Term of Fund

Subject to the other provisions of this Declaration of Trust, the Fund shall continue for a term ending on 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 2, 1996. For the purpose of terminating the Fund by such date, the Fund shall commence to wind-up the affairs of the Fund on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Fund.

13.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Fund at any meeting of Unitholders duly called for the purpose of considering termination of the Fund, following which the Trustee shall commence to wind-up the affairs of the Fund; provided that such a vote may only be held if the Trustee calls such meeting or if requested in writing by the holders of not less than 20% of the outstanding Units and, in either case, a quorum of holders of not less than 20% of the outstanding Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Fund, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Fund shall be closed.

13.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence to wind-up the affairs of the Fund, the Trustee shall carry on no activities except for the purpose of winding-up the affairs of the Fund as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Declaration of Trust.

13.5 Sale of Investments

After the date referred to in section 13.4, the Trustee shall proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreement binding on or obligations of the Fund and the Trustee, sell and convert

into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under section 13.2).

13.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their pro rata shares based on the number of Units held by such Unitholders at the time of termination of the Fund.

13.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six (6) months after the time specified in the notice referred to in section 13.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one (1) year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their pro rata share of the amounts referred to in section 13.6, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into Court.

13.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Fund after the date referred to in section 13.4 and, after such sale, the sole obligation of the Trustee under this Declaration of Trust shall be to hold such proceeds in trust for distribution under section 13.6.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in section 10.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution.

ARTICLE 15
GENERAL

15.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust, where not specified otherwise, shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted. Notices or other documents required to be sent or otherwise given to Unitholders hereunder shall be sufficiently given if provided in the form of an electronic document provided the Unitholder has consented pursuant to applicable securities legislation, to receive the notice or document in such form.

(b) Any notice to the Trustee under this Declaration of Trust shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Computershare Trust Company of Canada at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Manager Corporate Trust Department (Fax (403) 267-6598) or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(c) Any notice to the Corporation under this Declaration of Trust shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 3408, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: President or may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(d) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Declaration of Trust.

(e) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given pursuant to subsections 15.1(b) and (c) could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

15.5 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Fund, a copy of this Declaration of Trust and any indenture supplemental hereto.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Units; or

any other matter relating to the affairs of the Fund.

15.6 Income Tax: Obligations of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Tax Act (including any obligations of the Fund under Part XIII of the said Act) and neither the Fund nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

15.7 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each fiscal year, the Fund shall make such designations, determinations and allocations with respect to any amounts or portions of amounts which it has received, distributed, declared payable or allocated to Unitholders in the year including, without restricting the generality of the foregoing, designations with respect to dividend income and realized capital gains or with respect to any expenses incurred by the Fund or any tax deductions to which the Fund may be entitled, all as the Corporation in its sole discretion shall deem to be reasonable and equitable.

15.8 Income Tax: Deductions

The Trustee shall claim the maximum deductions available to the Fund for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of the Fund to nil or such lesser amounts as the Trustee may determine to be in the best interests of the Unitholders.

15.9 Fiscal Year

The fiscal year of the Fund shall end on December 31 of each year.

15.10 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Fund. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Fund, a list of the assets of the Trust Fund from time to time and a copy of this Declaration of Trust and the Administration Agreement with any amendments thereto.

15.11 Financial Disclosure

The Fund will provide to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders, the annual financial statements of the Fund for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in section 16.4; and

(b) within 60 days after the end of each fiscal quarter of the Fund, unaudited quarterly financial statements of the Fund for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Provided, however, that the Fund shall be required and entitled to provide unitholders with such financial statements within such other time frame as is required pursuant to securities laws applicable to reporting issuers in the Provinces of Alberta and Ontario from time to time. Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

15.12 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) a management proxy circular substantially similar to a circular which the directors of a corporation subject to the CBCA would be required to provide to the shareholders of the corporation in such circumstances.

15.13 Taxation Information

On or before March 31 in each year, the Fund will provide to Unitholders who received distributions from the Fund in the prior calendar year, such information and forms as may be

needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the Tax Act and equivalent provincial legislation in Canada.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

16.2 Appointment of Auditors

Deloitte & Touche LLP, Chartered Accountants were reappointed as the auditors of the Fund on May 8, 2003, to hold such office until the next annual meeting of the Unitholders. The Auditors will be selected at each succeeding annual meeting of Unitholders. The Trustee shall place before any Unitholder meeting to consider the appointment of auditors of the Fund, as nominee for appointment as Auditors, those persons designated by the board of directors of the Corporation.

16.3 Removal of Auditors

The Auditors may at any time be removed by the Trustee in accordance with an Ordinary Resolution passed by the Unitholders at a meeting duly called for such purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee in accordance with an Ordinary Resolution passed by the Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustee.

16.4 Reports of Auditors

The Auditors shall audit the accounts of the Fund at least once in each year and a report of the Auditors with respect to the annual financial statements of the Fund shall be provided to each Unitholder with the annual financial statements referred to in section 15.11.

ARTICLE 17
DIRECTORS OF THE CORPORATION

17.1 Appointment of Directors

The directors of the Corporation will be selected at each succeeding annual meeting of Unitholders. The Trustee shall indicate the number of positions for director of the Corporation to be filled at any Unitholder meeting called to consider the election of directors of the Corporation, which number shall be the number designated by the board of directors of the Corporation. The Trustee shall place before any such Unitholder meeting, as nominee for election as a director of the Corporation, those persons designated by the board of directors of the Corporation.

17.2 Removal of Directors

Any one or more directors may at any time be removed by the Trustee in accordance with an Ordinary Resolution passed by the Unitholders at a meeting duly called for such purpose and, upon the removal of a director as aforesaid, new directors may be appointed by the Trustee in accordance with an Ordinary Resolution passed by the Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the directors of the Corporation.

ARTICLE 18
MISCELLANEOUS

18.1 Successors and Assigns

The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties and their successors and assigns.

18.2 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.3 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

IN WITNESS WHEREOF each of the parties has caused these presents to be signed and sealed as of the 7th day of October, 2003.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________

Per: ______________________

SUPERIOR PLUS INC.

Per: ______________________

Per: ______________________

AMENDED AND RESTATED

NOTE INDENTURE

Between

Superior Plus Inc.

and

CIBC Mellon Trust Company

November 6, 2003

Providing for the Issue of unsecured Promissory
Notes of Superior Plus Inc.

TABLE OF CONTENTS

Amended and Restated Note Indenture
November 6, 2003

Between

SUPERIOR PLUS INC., a corporation incorporated pursuant to the *Canada Business Corporations Act* with an office in Calgary, Alberta (the "**Company**" or "**Superior**")

and

CIBC MELLON TRUST COMPANY, a trust company incorporated under the laws of Canada, having an office in Calgary, Alberta (the "**Trustee**")

Recitals:

A. The Company and the Trustee are parties to six indentures (the "**Prior Note Indentures**") providing for the issuance of an aggregate of $1,052,983,875 principal amount of Notes;

B. Each of the Prior Note Indentures provides that it may be amended pursuant to an extraordinary resolution of the holders of 66⅔% of the principal amount of the Notes issued pursuant to such indenture;

C. The Fund, as the sole holder of outstanding Notes, has passed an extraordinary resolution approving the amendments to the Prior Note Indentures in the form of this Amended and Restated Note Indenture and approving the cancellation of the outstanding shareholder notes of Superior issued under the Prior Note Indentures in an aggregate principal amount of $1,052,983,875 (the "**Original Notes**") and the reissuance of an aggregate of $1,052,983,875 principal amount of Notes, being the Initial Notes, to the Fund pursuant to the terms hereof;

D. The Company, under the laws relating thereto, is duly authorized to create and issue the Notes as herein provided;

E. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Amended and Restated Note Indenture legal, valid and binding on the Company in accordance with the laws relating to the Company; and

F. The foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

Now therefore this Amended and Restated Note Indenture witnesseth and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

"**Additional Notes**" means Notes of any one or more series, other than the Initial Notes, issued under this Indenture;

"**Authorized Investments**" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian Chartered bank (which may include an affiliate or related party of the Trustee, including without limitation, Mellon Bank Canada and Canadian Imperial Bank of Commerce) provided that each such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating by Standard & Poor's;

"**Board of Directors**" means the Board of Directors of the Company;

"**Business Day**" means any day except Saturdays, Sundays, statutory holidays and days when the principal offices in Calgary of the Trustee are not generally open to the public for the transaction of business;

"**Certificate of the Company**", "**Order of the Company**", "**Request of the Company**", "**Written Direction of the Company**" and "**Consent of the Company**" mean, respectively, a written certificate, order, request, direction and consent signed in the name of the Company by the Chairman of the Board, the President, a Vice President or a director and by another person holding any such position or the Secretary or an Assistant Secretary, and may consist of one or more instruments so executed. A Certificate of the Company shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Trustee;

"**Certified Resolution**" means a copy of a resolution of the Company certified by the Secretary or an Assistant Secretary or any other officer designated by the President or Chairman of the Board for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification;

"**Common Shares**" means the Class A or Class B Common Shares in the capital of the Company, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares;

"**Company**" or "**Superior**" means Superior Plus Inc. and includes any successor company to or of the Company which shall have complied with the provisions of Article 8;

"**Company's Auditors**" or "**Auditors of the Company**" means an independent firm of chartered accountants duly appointed as auditors of the Company;

"**Counsel**" means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Company, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Company and acceptable to the Trustee where the context so indicates;

"**Debentures**" means debentures issued by the Fund and includes debentures issued pursuant to the trust indenture between the Fund and Computershare Trust Company of Canada dated March 7, 2001 as the same may be supplemented or amended from time to time.

"**Director**" means a member of the board of directors of the Company for the time being and "**Directors**", "**Board of Directors**" or "**Board**" means the board of directors of the Company or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Company for the time being, and reference to "**action by the Directors**" means action by the directors of the Company as a board or, whenever duly empowered, action by the said executive committee as such committee;

"**Event of Default**" means any of the events of default referred to in Section 6.1;

"**Extraordinary Resolution**" has the meaning attributed to it in Section 9.12;

"**Fund**" means Superior Plus Income Fund, an unincorporated trust established under the laws of the Province of Alberta;

"**Holders**" means the person(s) from time to time being entered in the registers hereinafter mentioned as holders of Notes;

"**Initial Notes**" means, collectively, the $385,000,000 principal amount of Series 1 Notes, the $96,650,000 principal amount of Series 2 Notes, the $239,500,000 principal amount of Series 3 Notes, the $231,660,000 principal amount of Series 4 Notes and the $100,173,875 principal amount of Series 5 Notes issued hereunder and for the time being outstanding;

"**Interest Payment Date**" means the fifteenth day of January, April, July and October in each year in the case of a quarterly Interest Period and means the fifteenth day of January, February, March, April, May, June, July, August, September, October, November and December in the case of a monthly Interest Period, subject in either case to the right of the Fund to demand immediate payment of the interest payable on January 15th at any time on or following December 31 of the immediately preceding year as set forth in Article 2 and for any particular Interest Period the Interest Payment Date shall be the Interest Payment Date immediately following the particular Interest Period;

"**Interest Period**" means the period beginning on (and including) the Issue Date and, as determined from time to time by the Board of Directors, ending on (and including) the last day of the calendar quarter or month in which such Issue Date occurs and each successive period beginning on (and including) the first day of each calendar quarter or calendar month, as applicable, and ending on (and including) the last day of such calendar quarter or month, as applicable;

"**Interest Rate**" means the annual rate of interest for a given series of Notes specified in an Officer's Certificate or Supplemental Indenture relating to a particular series of Notes and in respect of the Series 1 Notes, Series 2 Notes, Series 3 Notes, Series 4 Notes and Series 5 Notes is as provided in Article 2 herein;

"**Issue Date**" means in respect of any given Note, the date such Note is issued;

"**Maturity Date**" means the date the principal amount of a given series of Notes is due and payable as specified in an Officer's Certificate or Supplemental Indenture relating to a particular series of Notes and, in respect of the Series 1 Notes, Series 2 Notes, Series 3 Notes, Series 4 Notes and Series 5 Notes, is as provided in Article 2 herein;

"**Maturity Right**" means the right of holders of Debentures to receive repayment of the principal amount of such Debentures on the maturity date thereof plus any accrued and unpaid interest thereon in accordance with the terms of the document governing the Debentures;

"**Notes**" means the notes or other evidences of indebtedness of Superior issued and certified hereunder, including without limitation, the Series 1 Notes, Series 2 Notes, Series 3 Notes, Series 4 Notes and Series 5 Notes, and for the time being outstanding and entitled to the benefits hereof;

"**Note Indenture**", "**Indenture**", "**Amended and Restated Note Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Amended and Restated Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

"**Noteholders' Request**" means an instrument signed in one or more counterparts by the Holder(s) of not less than 66⅔% in principal amount of the outstanding Notes requesting the Trustee to take some action or proceeding specified therein;

"**Officer's Certificate**" means a certificate of the Company signed by any two authorized officers or directors of the Company in their capacities as officers or directors, as the case may be, and not in their personal capacities;

"**Original Notes**" has the meaning ascribed thereto in the recitals to this Indenture;

"**person**" means an individual, firm, trust, trustee, syndicate, company, executor, administrator or legal representative, partnership, association, government or governmental agency;

"**Prior Note Indentures**" has the meaning ascribed thereto in the recitals to this Indenture;

"**Put Right**" means the right of holders of Debentures upon a change of control of the Fund to require the Fund to purchase the whole or any part of such holder's Debentures in accordance with the terms of the document governing the Debentures;

"**Redemption Right**" means any and all of the rights of the Fund to redeem all or any part of the Debentures in accordance with the terms of the document governing the Debentures;

"**register**" has the meaning ascribed thereto in Section 2.14;

"**Related Debentures**" means in respect of a series of Notes issued hereunder, a series of Debentures issued and sold by the Fund, the proceeds of which were used to subscribe for the aforementioned series of Notes;

"**Related Notes**" means in respect of a series of Debentures issued by the Fund, a series of Notes that were purchased by the Fund with the proceeds from the issuance and sale of the aforementioned series of Debentures;

"**Senior Indebtedness**" means all indebtedness and liabilities of the Company, including the principal of, and premium, if any, and interest on indebtedness of the Company, which, by the terms of the instrument or agreement creating, evidencing or governing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by this Note Indenture and the Notes;

"**Series 1 Notes**" means the Notes, Series 1 of the Company issued hereunder and for the time being outstanding;

"**Series 2 Notes**" means the Notes, Series 2 of the Company issued hereunder and for the time being outstanding;

"**Series 3 Notes**" means the Notes, Series 3 of the Company issued hereunder and for the time being outstanding;

"**Series 4 Notes**" means the Notes, Series 4 of the Company issued hereunder and for the time being outstanding;

"**Series 5 Notes**" means the Notes, Series 5 of the Company issued hereunder and for the time being outstanding;

"**Subsidiary**" or "**Subsidiary Company**" means any company of which more than fifty (50%) percent of the outstanding Voting Shares are owned, directly or indirectly, by or for the Company, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such company and includes any company in like relation to a Subsidiary;

"**successor company**" has the meaning attributed to it in Section 8.1;

"**Transfer**" means a transfer in the form and substance of the transfer attached to the Notes;

"**Trust Units**" means trust units of the Fund authorized and issued under the Amended and Restated Declaration of Trust of the Fund dated October 7, 2003, as amended from time to time, and entitled to the benefits thereof;

"**Trustee**" means CIBC Mellon Trust Company or its successor or successors for the time being in the trusts created hereunder;

"**Voting Shares**" means shares of the capital stock of any class of any company carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event; and

"**Written Direction**" means a written request, order or consent delivered to the Trustee after having been signed in the name of the Company by its Chairman, President or a Vice-President, and by its Secretary, an Assistant Secretary, its Treasurer, an Assistant Treasurer, its Controller or an Assistant Controller or by any two officers of the Company duly authorized for the purpose by a Board of Directors resolution and acceptable to the Trustee.

1.2 Meaning Of "Outstanding"

Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or monies or Common Shares, as the case may be, or the payment thereof shall have been set aside under Section 6.2 or Section 7.1, as the case may be, provided that:

(a) when a new Note has been issued in substitution for a Note pursuant to Section 2.12 only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding; and

(b) for the purposes of any provision of this Note Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Company or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after receipt of a Certificate of the Company, provided by the Company to the Trustee upon request, detailing the registration, denomination and any other particulars of Notes so owned, be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Company or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in his discretion free from the control of the Company or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and neuter genders and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash or by bankers' draft or cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken thereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day save and except that where the Fund has demanded pursuant to Section 2.15(a) that the interest otherwise payable on January 15 be paid on the last day of December, such action shall be interpreted strictly as being required on such date.

1.8 Language

This document is drawn up in English at the express request of the parties. C'est la volonte expresse des parties que cette entente soit rédigée en anglais.

ARTICLE 2
THE NOTES

2.1 Limit of Notes

The aggregate principal amount of Notes authorized to be issued under this indenture is unlimited, but Notes may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Terms of Notes of any Series

The Notes may be issued in one or more series. There shall be established herein or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Notes of any particular series:

(a) the designation of the Notes of the series (which need not include the term "Notes"), which shall distinguish the Notes of the series from the Notes of all other series;

(b) any limit upon the aggregate principal amount of the Notes of the series that may be certified and delivered under this Indenture;

(c) the date or dates on which the principal of the Notes of the series is payable;

(d) the rate or rates at which the Notes of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the right, if any, of Superior to redeem Notes of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Notes of the series may be so redeemed;

(f) the obligation, if any, of Superior to redeem, purchase or repay Notes of the series pursuant to any mandatory redemption, retraction or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Notes of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(g) if other than denominations of $25 and any integral multiple thereof, the denominations in which Notes of the series shall be issuable;

(h) any other events of default or covenants with respect to the Notes of the series;

(i) whether and under what circumstances the Notes of the series will be convertible into or exchangeable for securities of any Person;

(j) the form and terms of the Notes of the series; and

(k) any other terms of the Notes of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Notes of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to an Officers' Certificate or in an indenture supplemental hereto. All Notes of any one series need not be issued at the same time and may be issued from time to time consistent with the terms of this Indenture, if so provided herein, by or pursuant to such Officers' Certificate or in an indenture supplemental hereto.

2.3 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in the minimum denomination of $25 and for amounts above such minimum only in integral multiples of $25. The Notes (including the certificate of the Trustee endorsed thereon) shall be substantially in the form set forth in Schedule A hereto. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve, may include a translation into the French language and shall be issued in the name of the Company.

(b) The Notes shall be under the seal of the Company (or a reproduction thereof which shall be deemed to be the seal of the Company) and shall be signed (either manually or by facsimile signature) by the Chairman of the Board, the President or any Vice President together with one of the following: any Secretary or Assistant Secretary of the Company. A facsimile signature upon any of the Notes, shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Company and the Holder thereof entitled to the benefits of this Note Indenture.

2.4 Designation, Terms and Form of Series 1 Notes

The Series 1 Notes authorized to be issued under this Indenture shall:

(a) be designated as Series 1 Notes;

(b) consist of an unlimited aggregate principal amount thereof;

(c) with respect to each such Series 1 Note, except Series 1 Notes which are Initial Notes which shall bear the date of the Original Notes of Superior which such Initial Notes issued hereunder are to replace, bear the date such Series 1 Note is issued;

(d) be due and payable on October 1, 2026;

(e) bear interest from and including the Issue Date of each such Note at the rate of 13.00% per annum (after as well as before maturity, with interest or overdue interest at the same rate), payable in arrears on each Interest Payment Date for the Interest Period relating to such Interest Payment Date;

(f) be subordinated to the Senior Indebtedness of the Company as provided in Article 5;

(g) not be redeemable by the Company;

(h) not be retractable in accordance with the provisions of Article 3;

(i) be substantially in the form set out in Schedule "A" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Trustee or officers of Superior executing any Series 1 Notes may deem necessary or desirable, in their sole discretion; and

(j) bear such distinguishing letters and numbers as the Trustee may approve;

2.5 Designation, Terms and Form of Series 2 Notes

The Series 2 Notes authorized to be issued under this Indenture shall:

(a) be designated as Series 2 Notes;

(b) consist of an unlimited aggregate principal amount thereof;

(c) with respect to each such Series 2 Note, except Series 2 Notes which are Initial Notes which shall bear the date of the Original Notes of Superior which such Initial Notes issued hereunder are to replace, bear the date such Series 2 Note is issued;

(d) be due and payable on October 1, 2026;

(e) bear interest from and including the Issue Date of each such Note at the rate of 13.0% per annum (after as well as before maturity, with interest or overdue interest at the same rate), payable in arrears on each Interest Payment Date for the Interest Period relating to such Interest Payment Date;

(f) be subordinated to the Senior Indebtedness of the Company as provided in Article 5;

(g) not be redeemable by the Company;

(h) be retractable in accordance with the provisions of Article 3;

(i) be substantially in the form set out in Schedule "B" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Trustee or officers of Superior executing any Series 2 Notes may deem necessary or desirable, in their sole discretion; and

(j) bear such distinguishing letters and numbers as the Trustee may approve;

2.6 Designation, Terms and Form of Series 3 Notes

The Series 3 Notes authorized to be issued under this Indenture shall:

(a) be designated as Series 3 Notes;

(b) consist of an unlimited aggregate principal amount thereof;

(c) with respect to each such Series 3 Note, except Series 3 Notes which are Initial Notes which shall bear the date of the Original Notes of Superior which such Initial Notes issued hereunder are to replace, bear the date such Series 3 Note is issued;

(d) be due and payable on October 1, 2026;

(e) bear interest from and including the Issue Date of each such Note at the rate of 13.75% per annum (after as well as before maturity, with interest or overdue interest at the same rate), payable in arrears on each Interest Payment Date for the Interest Period relating to such Interest Payment Date;

(f) be subordinated to the Senior Indebtedness of the Company as provided in Article 5;

(g) not be redeemable by the Company;

(h) be retractable in accordance with the provisions of Article 3;

(i) be substantially in the form set out in Schedule "C" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Trustee or officers of Superior executing any Series 3 Notes may deem necessary or desirable, in their sole discretion; and

(j) bear such distinguishing letters and numbers as the Trustee may approve.

2.7 Designation, Terms and Form of Series 4 Notes

The Series 4 Notes authorized to be issued under this Indenture shall:

(a) be designated as Series 4 Notes;

(b) consist of an unlimited aggregate principal amount thereof;

(c) with respect to each such Series 4 Note, except Series 4 Notes which are Initial Notes which shall bear the date of the Original Notes of Superior which such Initial Notes issued hereunder are to replace, bear the date such Series 4 Note is issued;

(d) be due and payable on October 1, 2026;

(e) bear interest from and including the Issue Date of each such Note at the rate of 13.75% per annum (after as well as before maturity, with interest or overdue

interest at the same rate), payable in arrears on each Interest Payment Date for the Interest Period relating to such Interest Payment Date;

(f) be subordinated to the Senior Indebtedness of the Company as provided in Article 5;

(g) not be redeemable by the Company;

(h) not be retractable in accordance with the provisions of Article 3;

(i) be substantially in the form set out in Schedule "D" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms hereof and as the Trustee or officers of Superior executing any Series 4 Notes may deem necessary or desirable, in their sole discretion; and

(j) bear such distinguishing letters and numbers as the Trustee may approve.

2.8 Designation, Terms and Form of Series 5 Notes

The Series 5 Notes authorized to be issued under this Indenture shall:

(a) be designated as Series 5 Notes;

(b) consist of an unlimited aggregate principal amount thereof;

(c) with respect to each such Series 5 Note, except Series 5 Notes which are Initial Notes which shall bear the date of the Original Notes of Superior which such Initial Notes issued hereunder are to replace, bear the date such Series 5 Note is issued;

(d) be due and payable on October 1, 2026;

(e) bear interest from and including the Issue Date of each such Note at the rate of 12.75% per annum (after as well as before maturity, with interest or overdue interest at the same rate), payable in arrears on each Interest Payment Date for the Interest Period relating to such Interest Payment Date;

(f) be subordinated to the Senior Indebtedness of the Company as provided in Article 5;

(g) not be redeemable by the Company;

(h) not be retractable in accordance with the provisions of Article 3;

(i) be substantially in the form set out in Schedule "E" hereto with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Indenture, as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms

hereof and as the Trustee or officers of Superior executing any Series 5 Notes may deem necessary or desirable, in their sole discretion; and

(j) bear such distinguishing letters and numbers as the Trustee may approve.

2.9 Form of Notes

Except in respect of the Series 1 Notes, Series 2 Notes, Series 3 Notes, Series 4 Notes and Series 5 Notes, the forms of which are provided for herein, the Notes of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to an Officers' Certificate detailing such establishment or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the officers executing such Notes, as conclusively evidenced by their execution of such Notes.

2.10 Certification and Delivery of Additional Notes

The Company may from time to time, without obtaining the approval of Holders of Notes, request the Trustee to certify and deliver Additional Notes of any series by delivering to the Trustee the documents referred to below in this Section 2.10 whereupon the Trustee shall certify such Notes and cause the same to be delivered in accordance with the Written Direction of the Company referred to below or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Company. The maturity date, issue date, interest rate (if any) and any other terms of the Notes of such series shall be set forth in or determined by or pursuant to such Written Direction of the Company and procedures. In certifying such Notes, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) an Officers' Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Notes were established;

(b) a Written Direction of the Company requesting certification and delivery of such Additional Notes and setting forth delivery instructions

(c) an opinion of Counsel that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Notes have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d) an Officers' Certificate certifying that the Company is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Notes have been complied with subject to the delivery of any documents or instruments specified in such Officers' Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.11 Execution of Notes

All Notes shall be signed (either manually or by facsimile signature) by any one authorized officer of the Company holding office at the time of signing. A facsimile signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Note as an officer may no longer hold such office at the date of the Note or at the date of the certification and delivery thereof, such Note shall be valid and binding upon the Fund and entitled to the benefits of this Indenture.

2.12 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee. Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Company and the Holder thereof is entitled to the benefits hereof.

(b) The certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes or as to the performance by the Company of its obligations under this Note Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The certificate of the Trustee signed on the Notes shall, however, be a representation or warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.13 Notes to Rank Pari Passu

The Notes may be issued in such amounts, to such persons, on such terms not inconsistent with the provisions of this Note Indenture, at par. Each Note of the same series as soon as issued or negotiated, subject to the terms hereof, shall rank pari passu and shall entitle the Holder to the benefits hereof equally and proportionately, without discrimination, preference or priority whatever, as if all of the Notes of such series had been issued and negotiated simultaneously.

2.14 Registration of Notes

(a) The Company shall, at all times while any Notes are outstanding and in respect of each series of Notes outstanding, cause to be kept at the principal office of the Trustee in the City of Calgary and in such other place or places, and by the Trustee or such other registrars, if any, as the Company with the approval of the Trustee may designate, a register, and in each such register (a "register") there shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators

or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon the surrender of the Notes to the Trustee or other registrar, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate registers or noted on such Note by the Trustee or other registrar.

(b) The registers hereinbefore referred to shall at all reasonable times be open for inspection by the Company, the Trustee or any Holder. Every registrar (including the Trustee) shall from time to time when requested so to do in writing by the Company or the Trustee furnish the Company or Trustee with a list of the names and addresses of Holders entered on the register or registers kept by such registrar and showing the principal amount and serial numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at the place at which a register is kept pursuant to the provisions of this Section and in accordance with such reasonable regulations as the Trustee and/or other registrar may prescribe.

(d) Neither the Company nor the Trustee shall be required to transfer or exchange any Notes on any Interest Payment Date or during a period of fifteen (15) Business Days immediately preceding any such date.

(e) None of the Trustee, any other registrar or the Company shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note and the Trustee, any other registrar or the Company may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f) Except in the case of the register required to be kept at the Trustee's principal office in the City of Calgary, the Company with the approval of the Trustee may at any time close any register upon which the registration of any Note appears and transfer the records thereof to another existing register or to a new register and thereafter such Notes shall be deemed to be registered on such existing or new register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes.

(g) The Trustee shall keep a separate register in accordance with the provisions hereof, for each series of Notes that is outstanding.

(h) The Company and the Trustee may deem and treat the person in whose name any Note is registered as the absolute owner of such Note for all purposes, and such person will for all purposes of this indenture be and be deemed to be the absolute owner thereof, and the Company and the Trustee will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

2.15 Concerning Interest and Maturity

(a) Notes shall be dated as of their Issue Date, shall mature at 5:00 p.m. Calgary time on the Maturity Date and shall bear interest from and including the Issue Date at the Interest Rate payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date for the Interest Period relating to such Interest Payment Date. At any time when the Fund is a Holder, it shall be entitled, at its sole option, to demand immediate payment of the interest otherwise payable on January 15 of any year at any time on or following December 31 of the immediately preceding year,

(b) Unless otherwise specifically provided in the terms of the Notes of any series, interest for any period less than six months shall be computed on the basis of a year of 365 days. With respect to any series of Notes, whenever interest is computed on a basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of years in the deemed year.

(c) As interest becomes due on the Notes (except at maturity, when interest shall be paid upon the surrender, thereof for payment), the Company shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account appearing on the register, as the case may be, unless such joint Holders otherwise direct. If more than one address or account appears on the register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or other such replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

2.16 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by

this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on a register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous Holder thereof, except with respect to equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Company by a Holder of a Note or the receipt of such Holder for the principal monies, and interest evidenced by such Note, respectively, shall be a good discharge to the Company, which shall not be bound to enquire into the title of such Holder, except as ordered by a court of competent jurisdiction or as required by statute. Neither the Company, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Trustee, any registrar, the Company and any paying agent.

2.17 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued thereunder shall be mutilated or be lost, stolen or destroyed, the Company, in its discretion, may issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes of the same series issued or to be issued hereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Company and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.18 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations in multiples of $25, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of the registrar where a register is maintained for the Notes pursuant to the provisions of Section 2.14. Any Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a

reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.18, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.19 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date, and subject to any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.20 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.21 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

ARTICLE 3
RETRACTION

3.1 Applicability of Article

A Holder of Notes, which by their terms are made so retractable (subject, however, to any applicable restriction on the retraction of Notes of such series) shall have the right at its option of requiring the Company to repurchase some or all, subject to the remaining provisions of this Article 3, of such Holder's Notes for the principal amount and any interest due on such Notes (the "Retraction Price") on such date or dates and in accordance with such provisions as shall have been determined at the time of issue of such Notes and as shall have been expressed in this Indenture, in the Notes, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

3.2 Put Retraction Right

A Holder of Notes of a particular series shall have the option of requiring the Company to repurchase some or all, subject to the remaining provisions of this Article 3, of such Holder's Notes for the Retraction Price if the Put Right in respect of Related Debentures is exercised and provided further that the Fund has exercised its commercial best efforts to otherwise fund its

obligations under the Related Debentures arising upon exercise of the Put Right, but has failed (the "Put Retraction Right"). The Holder shall provide the Company with 30 day's notice of its exercise of the Put Retraction Right, which notice shall include a description of the unsuccessful efforts of the Fund to otherwise fund its obligations upon exercise of the Put Right, together with the Note certificate(s) to be repurchased by the Company. The Company shall, subject to the terms of this Section 3.1, at least two Business Days prior to the date payment is due to the holders of Related Debentures pursuant to the Put Right, be obligated to repurchase such aggregate number of Notes of such series which have an aggregate Retraction Price equal to the aggregate amount payable (including principal, interest and premiums, if any) to holders of Related Debentures on completion of the Put Right.

3.3 Maturity Retraction Right

A Holder of Notes of a particular series shall have the option of requiring the Company to repurchase some or all, subject to the remaining provisions of this Article 3, of such Holder's Notes for the Retraction Price if the Maturity Right in respect of Related Debentures occurs and provided further that the Fund has exercised its commercial best efforts to issue Trust Units or other equity securities to satisfy its obligations (either directly through the issuance to holders of Related Debentures or indirectly to raise the required cash) or otherwise fund its obligations under the Related Debentures arising upon occurrence of the Maturity Right (the "Maturity Retraction Right"). The Holder shall provide the Company with 30 day's notice of its exercise of the Maturity Retraction Right, which notice shall include a description of the unsuccessful efforts of the Fund to issue Trust Units or other equity securities to satisfy its obligations or to otherwise fund its obligations upon the occurrence of the Maturity Right, together with the Note certificate(s) to be repurchased by the Company. The Company shall, subject to the terms of this Section 3.3, at least two Business Days prior to the date payment is due to the holders of Related Debentures pursuant to the Maturity Right, be obligated to repurchase such aggregate number of Notes of such series which have an aggregate Retraction Price equal to the aggregate amount payable (including principal, interest and premiums, if any) to holders of Related Debentures on completion of the Maturity Right.

3.4 Retraction by Agreement

In any situation where the Company and the Fund agree it is in their mutual best interests to have the Company provide the Fund with cash to satisfy the obligations of the Fund that arise upon the exercise or occurrence, as the case may be, of the Put Right, Redemption Right or Maturity Right in respect of a particular series of Debentures, the Fund shall, no less than 30 days prior to the date upon which the Fund will be required to make such payment, provide a written request (a "Retraction Request") to the Company to repurchase, at the Retraction Price, such aggregate number of Related Notes which have an aggregate Retraction Price no greater than the aggregate amount payable (including principal, interest and premium, if any) to holders of such series of Debentures on exercise or occurrence of the applicable right.

3.5 Company's Retraction Decision

Within 15 days of receiving a Retraction Request, the Company shall provide a written notice (the "Company Retraction Decision") advising whether it will repurchase the Notes, and if so, the amount of Notes it will repurchase along with a request for the surrender of a sufficient number of Note Certificate(s) to satisfy such Company Retraction Decision. If the Company

does not elect to repurchase all of the Notes, the Notes so repurchased shall be repurchased on a pro-rata basis. Should the Company choose not to repurchase some or any of the Notes, the Fund shall be obligated to fund or otherwise satisfy its obligations to holders of Debentures upon the exercise or occurrence, as the case may be, of the Put Right, Redemption Right or Maturity Right.

3.6 Payment of Retraction Price

The Company shall, on or before the second Business Day prior to the date fixed for the payment to the holders of Debentures pursuant to the Put Right, Maturity Right or Redemption Right (the "Retraction Date") where the Company is required by this Article 3 or has otherwise agreed to repurchase Notes issued hereunder, deposit with the Trustee or any paying agent to the order of the Trustee, such sums of money, as may be sufficient to pay the Retraction Price of the Notes to be repurchased by the Company. The Company shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such repurchase. Each such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, on the same day, to the Holders of Notes of the applicable series, the Retraction Price to which they are entitled upon the repurchase hereunder.

3.7 Insufficient Funds

If upon the exercise of the Put Retraction Right or the Maturity Retraction Right by Holders of Notes of a particular series the amount of the funds to be paid to such Holders by the Company upon the exercise or occurrence of such right and the corresponding repurchase of such series of Notes hereunder will be less than the amount of funds the Fund is obligated to pay to holders of Related Debentures upon the exercise or occurrence, as the case may be, of such Put Right or Maturity Right (a "Shortfall") and provided further that the Fund has exercised its commercial best efforts to otherwise fund the Shortfall, the Company shall be required to advance sufficient funds to the Fund to enable the Fund to pay such Shortfall. The Company shall be required to advance such funds to the Fund on or before the second Business Day prior to the Retraction Date.

3.8 Partial Retraction

In the event one or more Notes becomes subject to repurchase under this Article in part only, upon surrender of any such Notes for payment of the Retraction Price, the Company shall execute and the Trustee shall certify and deliver without charge to the Holder thereof or upon the Holder's order one or more new Notes for the unpurchased part of the principal amount of the Note or Notes so surrendered.

ARTICLE 4
COVENANTS OF THE COMPANY

4.1 Positive Covenants

The Company hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with generally accepted accounting practices;

(d) will furnish the Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited consolidated financial statements, and the report, if any, of the Company's Auditors thereon;

(e) notify the Trustee immediately upon obtaining knowledge of any Event of Default hereunder;

(f) give to the Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Company, pending against or affecting the Company before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operation, prospects or assets or in the condition, financial or otherwise, of the Company; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Company under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Company.

4.2 Trustee May Perform Covenants

If the Company fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 6.8) need not, notify the Holders of such failure or itself may perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Company in the manner provided in Section 4.3, but no such performance or payment shall be deemed to relieve the Company from default thereunder or its continuing obligations hereunder.

4.3 To Pay Trustee's Remuneration

The Company will pay the Trustee's reasonable remuneration for its services hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in and about the administration and execution of the trusts hereby created (including the compensation and disbursements of its Counsel and other experts and advisors not regularly in its employ) with interest at the Interest Rate from thirty (30) days after the date of the invoice from the Trustee to the Company with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue payable until the trusts hereof be finally wound up and whether or not the trusts of this Note Indenture shall be in course of administration by or under the direction of the court.

ARTICLE 5
SUBORDINATION OF THE NOTES

5.1 Distribution on Insolvency

Upon any dissolution, winding-up, liquidation, reorganization or other similar proceedings relative to the Company, resulting from bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors:

(a) all holders of Senior Indebtedness will first be entitled to receive payment in full of the principal and interest due thereon, before the Holders are entitled to receive any payment on account of the principal amount or interest outstanding on the Notes;

(b) any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities, to which the Holders would be entitled except for the provisions of this Section, will be paid or delivered by the Person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver-manager, a liquidator or otherwise, directly to the holders of all Senior Indebtedness or their representative(s), ratably according to the aggregate amounts remaining unpaid on account of those entitled to prior payment, to the extent necessary to make payment in full to them; and

(c) if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities, is received by the Trustee before all Senior Indebtedness is paid in full, such payment or distribution will be held in trust for the benefit of, and will be paid over to those entitled to prior payment or their representative(s), ratably as aforesaid, for application to the payment of those entitled to prior payment.

Upon any distribution of assets of the Company referred to in this Article, the Trustee and the Holders shall be entitled to act and rely upon a certificate of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior

Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

5.2 Subrogation of Notes

Subject to the payment in full of all Senior Indebtedness, the rights of the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company made on the Senior Indebtedness to the extent of the application thereto of monies which would have been received by the Holders but for the provision of Section 5.1, until the principal amount and interest thereon outstanding on the Notes shall be paid in full and no such payments or distributions to the Holders of cash, property or securities which otherwise would be payable or distributable to the holders of Senior Indebtedness shall, as between the Company, its creditors other than the holders of Senior Indebtedness, and the Holders, be deemed to be a payment by the Company to or on account of the Notes, it being understood that the provisions of this Article 5 are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand and the holders of Senior Indebtedness, on the other hand. Nothing contained in this Article or elsewhere in this Note Indenture or in the Notes is intended to or shall impair, as between the Company and its creditors (other than the holders of Senior Indebtedness and the Holders), the obligation of the Company, which is unconditional and absolute, to pay to the Holders the principal amount and interest thereon outstanding on the Notes, as and when the same shall become due and payable in accordance with the terms hereof, or affect the relative rights of the Holders and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein prevent the Holders from exercising all remedies otherwise permitted by applicable law upon default under this Note Indenture, subject to the rights, if any, under this Article 5 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

5.3 Subordination Not to Be Impaired

No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such Holder, or by any non-compliance by the Company with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such Holder may have or be otherwise charged with.

5.4 Direction to Trustee

Each Holder by its acceptance thereof authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 5 and appoints the Trustee its attorney-in-fact for any and all such purposes. Upon request of the Company, and upon being furnished with a Certificate of the Company stating that one or more named Persons are holders of Senior Indebtedness, or the representative or representatives of such holders, or the trustee under which any instruments evidencing such Senior Indebtedness may have been issued, and specifying the amount and nature of such Senior Indebtedness, the Trustee shall enter into a written agreement or agreements with the Company and the Person or Persons named in such Certificate of the Company, providing that such Person or Persons are entitled to all the rights and benefits of this Article 5 as the holder or holders,

representative or representatives, or trustee or trustees of the Senior Indebtedness specified in such Certificate of the Company and in such agreement. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness. Nothing herein shall impair the rights of any holder of Senior Indebtedness who has not entered into such an agreement.

ARTICLE 6
DEFAULT

6.1 Events of Default

It shall be an Event of Default if:

(a) the Company makes default in repayment of the principal amount of the Notes or of any Note on the Maturity Date;

(b) the Company makes default in payment of any interest due on any outstanding Note and any such default continues for a period of 18 months;

(c) a decree or order of a court having jurisdiction in the premises is entered adjudging the Company a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of the Company, or appointing a receiver of, or of any substantial part of the property of, the Company or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(d) a resolution is passed for the winding-up or liquidation of the Company or if the Company institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Company or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due, and the Company shall have failed to correct such a default within 60 days;

(e) the Company shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Company specifying such default and requiring the Company to put an end to the same (which notice may be given by the Trustee, in its discretion; and shall be given by the Trustee upon receipt of a Noteholders' Request) the Company shall fail to make good such default within a period of 60 days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(f) after the date of this Note Indenture, any proceedings with respect to the Company are taken with respect to a compromise or arrangement under the *Companies Creditors Arrangement Act* (or any Act substituted therefor) or similar legislation of any other jurisdiction, and the Company shall have failed to correct such default within 60 days;

(g) any encumbrancer takes possession of any part of the property of the Company which, in the opinion of Counsel to the Trustee is a substantial or significant part thereof, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Company or for any part of the property which, in the opinion of Counsel to the Trustee, is a substantial part, and the Company shall have failed to correct such default within 60 days; or

(h) the Company shall cease to carry on in the ordinary course its business or a substantial part thereof.

6.2 Acceleration of Maturity

(a) Upon the occurrence of an Event of Default, then in each and every such event the Trustee, subject to receiving a Noteholders' Request, shall by notice in writing to the Company declare the principal of and interest on all Notes then outstanding and all other monies outstanding thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Company shall forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies from the date of such declaration until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Company's obligations thereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 6.12.

(b) Notwithstanding the foregoing, the Trustee shall not take any steps or actions with respect to an Event of Default (except providing the notice contemplated under 6.8) without the prior written consent of Noteholders by way of a Noteholders' Request.

6.3 Remedies

Whenever an Event of Default has occurred the Holder(s) of Notes may by Noteholders' Request cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Company.

6.4 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 6 shall be exclusive of or dependent on any other such remedy but anyone or more of such remedies may from time to time be exercised independently or in combination.

6.5 Costs

The Company shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon at the Interest Rate from the date such costs are incurred until the date payment thereof is received by the Trustee.

6.6 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or shall be construed to be a waiver of default hereunder or acquiescence herein.

6.7 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company for the payment of the principal or interest under any or all of the Notes or on any covenants, agreement, representation or warranty of the Company contained herein or in the Notes.

6.8 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within thirty (30) days after it becomes aware of the occurrence of such Event of Default (the occurrence of which the Company is obligated to provide notice to the Trustee of pursuant to Subsection 4.1(e) hereof immediately upon obtaining knowledge of any such Event of Default), give notice of such Event of Default to the Holders in the manner provided in Section 10.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Company in writing.

6.9 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing, if the Event of Default has occurred by reason of the non-observance or non-performance by the Company of any covenant applicable only to one or more series of Notes, then the

holders of not less than 66⅔% of the principal amount of the outstanding Notes of that series shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Notes; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

6.10 Enforcement by the Trustee

(a) Subject to the provisions of Section 6.9, in case the Company shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 6.2, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee shall upon receipt of a Noteholders' Request as provided for in section 6.2(b) hereof, and upon being indemnified and funded to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all the Notes then outstanding together with any other amounts due thereunder by such proceedings authorized by this Note Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in anyone or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and

things for and on behalf of such Holders, as may be necessary or advisable in the opinion of Counsel to the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution or a Noteholder's request, any right to accept or consent to any plan or reorganization or otherwise by action of any character in such proceeding or waive or change in any way any right of the Holder.

(c) The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

6.11 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Trustee shall have failed to act within a reasonable time at such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings.

6.12 Application of Monies by Trustee

Except as herein otherwise expressly provided, any money received by the Trustee from the Company pursuant to the foregoing provisions of this Article 6, or as a result of legal or other

proceedings or from any trustee in bankruptcy or liquidator of the Company, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 6.12 provided, in payment, ratably and proportionately to the Holders, of the principal of and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of, accrued and unpaid interest and interest on amounts in default first and then principal, unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Company or its assigns;

provided, however, that no payment shall be made pursuant to clause (b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Company or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Company or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

6.13 Distribution of Proceeds

Payments to Holders pursuant to Subsection 6.12(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 10.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing be duly presented on or after the date so specified and payment of such amount be not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Subsection 6.12(a), is insufficient to make a distribution of at least two (2%) percent of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

6.14 Judgment Against the Company

The Company covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 7
SATISFACTION AND DISCHARGE

7.1 Payment of Principal Amount

The principal amount and any interest due upon Maturity on the Notes or on any Note outstanding shall be paid by the Company to the Trustee for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the office of the Trustee in the City of Calgary on the Maturity Date. Upon payment of the principal amount together with any accrued and unpaid interest, the Note shall be cancelled by the Trustee.

Unless an Event of Default has occurred and is continuing and has not been waived, the Company may, at its option, on the giving of not more than 60 and not less than 30 days notice, and subject to applicable regulatory approval and subject to the satisfaction of any repurchase obligations of the Company arising under the Maturity Retraction Right and/or the Put Retraction Right, elect to satisfy its obligation to repay the principal amount of a series of Notes on the Maturity Date by the issue and delivery of Common Shares having a fair market value (as reasonably determined by the Board of Directors) equal to the aggregate principal outstanding amount of such series of Notes. Each holder of such series of Notes shall be entitled to a pro rata distribution of such Common Shares equal to the product obtained by multiplying the total number of Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of such Holder's Notes of such series and the denominator is the aggregate outstanding principal amount of Notes of such series. Fractional Common Shares of the Company will not be issued and where the number of Common Shares to be issued to any holder includes a fraction, the number will be rounded up to the next whole number. The Company shall deliver to the Trustee a Certificate of the Company specifying the total number of Common Shares to be distributed.

7.2 Non-Presentation of Notes

In case the Holder of any such Notes shall fail to surrender the same on the Maturity Date or shall not accept payment of the monies payable or delivery of the Common Shares issued with respect thereto or give such receipt therefor, if any, as the Trustee may require, such monies or Common Shares shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum or Common Shares so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies or Common Shares so set aside upon surrender and delivery up of such Note or Notes.

7.3 Repayment of Unclaimed Monies or Common Shares

Subject to the applicable laws and regulations, any monies or Common Shares set aside under Section 7.2 and not claimed by and paid or delivered to Holders as provided in Section 7.2 within ten (10) years after the date of such setting aside shall be repaid or returned to the Company by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such monies or Common Shares and thereafter the Holders with respect to which such monies or Common Shares were so repaid to the Company shall have no rights with respect thereto except to obtain payment or delivery of the monies or Common Shares due thereon from the Company up to such time as the right to proceed against the Company for recovery of such monies or Common Shares has become statute barred under the laws of the Province of Alberta. Such monies set aside under section 7.2 may be returned by the Trustee to the Company prior to ten (10) years of such monies being unclaimed if the Company provides the Trustee with an irrevocable bank letter of credit equal to the amount of such unclaimed funds.

7.4 Discharge

The Trustee shall at the request of the Company release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Company from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any), on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 8
SUCCESSOR COMPANIES

8.1 Successor Companies

The Company shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of its undertaking, property and assets would become

the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom, unless:

(a) such other person or continuing company is a company (herein called the "successor company") incorporated under the laws of Canada or any province thereof;

(b) the successor company shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor company to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this Note Indenture;

(c) such transaction shall, to the satisfaction of the Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holder hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Company or the successor company either at the time, or immediately before or after the consummation, of any such transaction and after giving full effect thereto or immediately after the successor company complying with the provisions of subsection (b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

8.2 Vesting of Powers in Successor Company

Whenever the conditions of Section 8.1 have been duly observed and performed, the successor company shall be bound by the covenants and obligations of the Company under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Company under this Note Indenture in the name of the Company or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Company may be done and performed with like force and effect by the directors or officers of such successor company.

ARTICLE 9
MEETINGS OF HOLDERS

9.1 Right to Convene Meeting

The Trustee or the Company may at any time and from time to time and the Trustee shall on receipt of a request of the Company, request of the Holders of a majority of the Notes or a Noteholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within ten (10) days after receipt of any such request and such

funding and indemnity to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

9.2 Notice of Meetings

(a) Unless waived by all Holders, at, after or prior to a meeting, at least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Company or the Trustee, as the case may be, in the manner provided in this Section 10.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting;

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 9.15, especially affects the rights of holders of Notes of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Notes of any other series are affected (determined as provided in Sections 9.2(c) and (d)), then:

(i) a reference to such fact, indicating each series of Notes so especially affected (hereinafter referred to as the "especially affected series") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "Serial Meeting"; and

(ii) the holders of Notes of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 9.15 unless in addition to compliance with the other provisions of this Article 9:

(A) at such Serial Meeting: (I) there are Holders present in person or by proxy and representing a majority in principal amount of the Notes then outstanding of such series, subject to the provisions of this Article 9 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of not less than 66⅔% of the principal amount of the Notes of such series then outstanding voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 9.15, such instrument is signed in one or more counterparts by the holders of not less than 66⅔% in principal amount of the Notes of such series then outstanding.

(c) Subject to Section 9.2(d), the determination as to whether any business to be transacted at a meeting of Holders, or any action to be taken or power to be

exercised by instrument in writing under Section 9.15, especially affects the rights of the Holders of one or more series of Notes in a manner or to an extent differing in any material way from that in or to which it affects the rights of Holders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Holders, the Trustee and the Company for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Notes of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Notes of a particular series are outstanding; or

(iii) to reduce with respect to Holders of any particular series any percentage stated in this Section 9.2 or Sections 9.4, 9.12 and 9.15;

shall be deemed to especially affect the rights of the Holders of Notes of such series in a manner differing in a material way from that in which it affects the rights of holders of Notes of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Notes of any or all other series.

9.3 Chairman

Some person, who need not be a Holder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose some person present to be chairman.

9.4 Quorum

Subject to the provisions of Section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority in principal amount of the Notes outstanding and if the meeting is a Serial Meeting, a majority of the Notes then outstanding of each especially affected series. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the request of Holders of a majority of Notes or pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the principal amount of the Notes outstanding or of the Notes then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice

calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

9.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 9.7, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him.

9.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the Holders of a majority in principal amount of the Notes represented at the meeting and voted on the poll.

9.8 Voting

On a show of hands, every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each Twenty Five ($25) Dollars principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

9.9 Regulations

The Trustee, or the Company with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and in the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, or faxed before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10 Persons Entitled to Attend Meetings

The Company and the Trustee (by their respective employees, officers and directors) and the legal advisers of any Holder, the Company or the Trustee, and any other person permitted by the chairman to attend, may attend any meeting of the Holders, but shall have no vote as such.

9.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) the power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee against the Company, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) the power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) the power to sanction any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other Company or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 8.1 shall have been complied with;

(d) the power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) the power to waive and direct the Trustee to waive any default hereunder or cancel any declaration made by the Trustee pursuant to Section 6.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) the power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) the power to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 6.11, of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(h) the power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(i) the power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in and such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee and the Trustee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof nor the Trustee shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) the power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) the power to authorize the Trustee (subject to the Trustee's receipt of adequate funding and indemnity) or any other person or persons to bid at any sale of the Company's properties or assets or any part thereof and to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he, she or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations pursuant to the provisions of subsection 9.11(j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) the power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) the power to sanction the exchange of the Notes for, or the conversion thereof into, shares, bonds, notes or other securities or obligations of the Company or of any company formed or to be formed;

(n) the power to authorize the Company and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest the payment with respect to which is extended, is at the time due or overdue; and

(o) the power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 9.11(i).

9.12 Meaning of "Extraordinary Resolution"

(a) The expression "Extraordinary Resolution" when used in this Note Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 9 at which the Holders of a majority in principal amount of the Notes outstanding, and if the meeting is a Serial Meeting, Holders of a majority in principal amount of the Notes then outstanding of each especially affected series, are present in person or by proxy and passed by the affirmative votes of the Holders of not less than 66⅔% of the principal amount of Notes, and if the meeting is a Serial Meeting, by the affirmative votes of the Holders of not less than 66⅔% of the principal amount of the Notes of each especially affected series, in each case, represented at the meeting and voted on a poll upon such resolution.

(b) If, at any such meeting, the Holders of a majority in principal amount of the Notes outstanding, and if the meeting is a Serial Meeting, Holders of a majority in principal amount of the Notes then outstanding of each especially affected series, in each case, are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by Holders of a majority of the Notes by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) nor more than twenty (20) days later, and to such place and time, all as may be appointed by the chairman. Not less than five (5) days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13 Powers Cumulative

It is hereby declared and agreed that anyone or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

9.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.15 Instrument in Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by the Holders of not less than sixty-six and two thirds (66⅔%) percent of the principal amount of all the outstanding Notes, and if the meeting at which such actions might be taken would be a Serial Meeting, by the Holders of not less than sixty-six and two thirds (66⅔%) percent of the principal amount of the Notes then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Note Indenture shall include an instrument so signed.

9.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

9.17 Evidence of Rights of Holders

(a) Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 9 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

(b) The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

9.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 9.15, does not adversely affect the rights of the holders of Notes of one or more series, the provisions of this Article 9 shall apply as if the Notes of such series were not outstanding and no notice of any such meeting need be given to the holders of Notes of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Notes of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Notes of any other series.

ARTICLE 10
NOTICES

10.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, if:

(a) to the Company, at:

3408 Canterra Tower
400 – 3rd Avenue SW
Calgary , AB T2P 4H2

(b) to the Holder at the address appearing on the register, and if, in the case of joint Holders, more than one address appears in the register in respect of such joint holding, notice shall be addressed to the first address so appearing.

Any such notice given as aforesaid shall be deemed to have been effectively given on the date of such delivery and in the case of mail shall be deemed to be delivered on the 7th Business Day after the date it was mailed. The Company or the Holder may from time to time notify the other party hereto of a change of address which thereafter, until changed by like notice, shall be the address of the Company or the Holder for all purposes hereunder.

10.2 Notice to Trustee

Any notice to the Trustee under the provisions of this Note Indenture shall be valid and effective if delivered or given by registered letter, postage prepaid, addressed to the Trustee at its principal office in the City of Calgary at 600, 333 - 7th Avenue S.W., Calgary, Alberta, Attention: Manager, Corporate Trust Department, and shall be deemed to have been effectively given on the date of such delivery or on the 7th Business Day after the date it was mailed.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1 No Conflict of Interest

The Trustee represents to the Company that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 11.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within thirty (30) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 11.2. If any such material conflicts of interest exist or hereafter shall exist, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason thereof.

11.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company three (3) months' notice in writing or such shorter notice as the Company may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Trustee (at the Company's expense) or any Holder may apply to a Justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Company or by the Court shall be subject to removal as herein provided by the Holders. Any new Trustee appointed under any provision of this Section shall be a Company authorized to carry on the business of a trust company in the Provinces of Alberta, Ontario, British Columbia and Quebec. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any Company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any Company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Company, the Trustee ceasing to act shall, upon receipt of any outstanding amounts owing to it under this Note Indenture, execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds,

conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Company.

11.3 Duties of Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Company's Note ledgers, registers and branch registers of transfers and unissued Note certificates and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Company), the Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate register of transfers or branch register(s) of transfers;

(B) certify and issue Note Certificates to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the registers of Holders and make such entries from time to time in the registers as may be necessary in order that the account of each Holder of the Company may be properly and accurately maintained; and

(D) furnish to the Company, but at the Company's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Company may require;

(ii) forthwith upon receipt of sufficient monies from the Company, to forward cheques or other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of Section 2.15(c) hereof;

(iii) upon receipt of sufficient monies or Common Shares, as the case may be, upon the stated or accelerated maturity of the Notes, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the

Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal register of transfers or on any appropriate branch register of transfers, regardless of where or when the certificates therefor shall have been issued, and entry of the transfer of any Notes in the appropriate register of transfers or in anyone appropriate branch register of transfer, shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Company, but at any time it may apply to the Board of Directors of the Company or an officer of the Company or to such Counsel as the Company may from time to time determine at the expense of the Company, for instructions or advice, and the Company will fully protect and hold the Trustee harmless from all liability for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

Subject to the provisions of the *Canada Business Corporations Act*, except for its acts of gross negligence or willful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law. Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the negligence or willful misconduct of the Trustee. This provision shall survive the resignation or removal of the Trustee, or the termination of this Note Indenture.

(e) The transfer of any Notes in respect of a certificate presented to the Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Trustee shall not incur any liability by refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized.

(f) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Company to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Company the registers and branch registers maintained by it and any documents connected therewith or with the Company transacted hereunder, and a receipt signed by an officer of the Company shall be a valid discharge of the Trustee.

11.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture.

11.5 Evidence and Authority to Trustee

(a) The Company shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Company or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Company, forthwith if and when (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Trustee in accordance with the terms of this Section 11.5 or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Company stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent with which compliance, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent with which compliance is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Company whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Company shall furnish to the Trustee annually, and at any other reasonable time if the Trustee so requires, its certificate that the Company has complied with all covenants, conditions or other requirements contained in this Note Indenture, with which the non-compliance would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Company shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Company or as a result of any obligation imposed by this Note Indenture.

11.6 Certificate of the Company as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon a Certificate of the Company.

11.7 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Company, or otherwise, and may employ and retain such Counsel and assistants as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ and retain such agents and other assistants as it may reasonably require for the proper determination and discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the

management of the trusts hereof. Any solicitors employed or consulted by the Trustee as Counsel may, but need not be, solicitors for the Company.

11.8 Trustee May Deal in Notes

Subject to Section 11.1, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

11.9 Investment of Monies Held by Trustee

(a) Unless herein otherwise expressly provided, any of the funds held by the Trustee may be deposited in a trust account in the name of the Trustee (which may be held with the Trustee or an affiliate or related party of the Trustee), which account shall be non-interest bearing. Upon the written direction of the Company, the Trustee shall invest in its name such funds in Authorized Investments in accordance with such direction. Any direction by the Company to the Trustee as to the investment of the funds shall be in writing and shall be provided to the Trustee no later than 9:00 am on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 am or received on a non-Business Day, shall be deemed to have been given prior to 9:00 am the next Business Day.

(b) Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Company, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(c) Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall pay over to the Company all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

11.10 Trustee Not Ordinarily Bound

Except as provided in Section 6.8 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 11.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Trustee shall have been funded and required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 9, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

11.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of the premises.

11.12 Trustee Not to Be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

11.13 Trustee Not Bound to Act on Company's Request

Except as in this Note Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Company or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

11.14 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

11.15 Authority to Carry on Business

The Trustee represents to the Company that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in the Provinces of Alberta, Ontario, British Columbia and Quebec but if, notwithstanding the provisions of this Section 11.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on business of a trust company in the Provinces of Alberta, Ontario, British Columbia and Quebec either become so authorized or resign in the manner and with the effect specified in Section 11.2.

11.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 12
SUPPLEMENTAL INDENTURES

12.1 Supplemental Indentures

(a) From time to time the Trustee and, when authorized by a resolution of the Board of Directors, the Company, may, and they shall when required by this Note Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for anyone or more of the following purposes:

(i) providing for the issuance of Additional Notes under this Indenture;

(ii) adding to the covenants of the Company herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(iii) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(iv) giving effect to any Extraordinary Resolution passed as provided in Article 8; and

(v) for any other purpose not inconsistent with the terms of this Note Indenture.

(b) Unless the supplemental indenture requires the consent or concurrence of Holders of Notes by Extraordinary Resolution, the consent or concurrence of Holders of Notes shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. Further, the Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Company in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

ARTICLE 13
FORM OF NOTE

13.1 Form of Note

The form for the Series 1 Notes, Series 2 Notes, Series 3 Notes, Series 4 Notes and Series 5 Notes, the certificate of the Trustee and the registration and transfer panels thereon shall be as set forth in Schedules A, B, C, D and E respectively. The form for any other Series of Notes to be issued hereunder shall be the form set forth in the Officer's Certificate or supplemental indenture creating such series of Notes.

ARTICLE 14
EXECUTION AND FORMAL DATE

14.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

14.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date of November 6, 2003 irrespective of the actual date of execution hereof.

In witness whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

SUPERIOR PLUS INC.

Per: (Signed) ____________________

Per: (Signed) ____________________

CIBC MELLON TRUST COMPANY

Per: (Signed) ____________________

Per: (Signed) ____________________

Schedule A
Form of Series 1 Note

Note #• **$**

Form of Series 1 Note

The form for the Series 1 Notes, the certificate of the Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Series 1 Note -English Text)

SUPERIOR PLUS INC.

(incorporated pursuant to the laws of Canada)

13.00% SERIES 1 NOTE

DUE OCTOBER 1, 2026

Superior Plus Inc. (herein referred to as the "Company"), for value received, hereby promises to pay to,

the registered holder hereof, on October 1, 2026, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Series 1 Note, the sum of $__________ in lawful money of Canada, at Calgary, Alberta, at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date. Unless an Event of Default as defined in the Note Indenture has occurred and is continuing and has not been waived, the Company may, at its option, on the giving of not more than 60 and not less than 30 days notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Series 1 Notes on maturity by the issue and delivery of Class A Common Shares or Class B Common Shares of the Company ("Common Shares") having a fair market value (as reasonably determined by the Board of Directors of the Company) equal to the aggregate principal outstanding amount of the Series 1 Notes. Each Holder of Series 1 Notes shall be entitled to a pro rata distribution of such Common Shares equal to the product obtained by multiplying the total number of Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of such Holder's Series 1 Notes and the denominator is the aggregate outstanding principal amount of the Series 1 Notes. Fractional Common Shares of the Company will not be issued and where the number of Common Shares to be issued to any Holder includes a fraction, the number will be rounded up to the next whole number. As interest becomes due on this Series 1 Note (except at maturity, when interest shall be paid upon the surrender thereof for payment), the Company shall cause to be:

(i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Series 1 Note in an aggregate principal amount of $• in lawful money of Canada is issued under an Amended and Restated Note Indenture (herein referred to as the "Note Indenture") dated as of November 6, 2003 between the Company and CIBC Mellon Trust Company, as Trustee. The aggregate principal amount of Series 1 Notes which may be authorized under the Note Indenture is unlimited. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto or a statement and description of the terms and conditions upon which this Series 1 Note is issued and the rights and remedies of the Holders of the Series 1 Notes, the Company and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Series 1 Note, by acceptance hereof, assents.

The Series 1 Notes are issuable as fully registered Notes in denominations of $25 and integral multiples thereof only. Upon compliance with the provisions of the Note Indenture, Series 1 Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Series 1 Notes in any other authorized denomination or denominations.

All Series 1 Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Series 1 Note is a direct obligation of the Company but is not secured by any mortgage, hypothec, charge or pledge. The debt obligation evidenced by this is subordinate to all Senior Indebtedness of the Company, including indebtedness to trade creditors of the Company. The Note Indenture contains no restrictions on the right of the Company or any Subsidiary to borrow or give security for any of their obligations.

The Company or the Holder hereof may not redeem this Series 1 Note.

The principal amount hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Series 1 Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register of transfers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or

registrars (if any) as the Company with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Series 1 Note by a proper registrar.

Subject to the provisions providing for Serial Meetings if a particular series of Notes would be especially affected by any action proposed to be taken in a manner or to an extent differing in any material way from that of Holders of any other series of Notes, the Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Series 1 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Superior Plus Inc. has caused this Note to be signed by its duly authorized officers as of the • day of •, 20•.

SUPERIOR PLUS INC.

Per: ______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

(Form of Transfer Panel)
Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto:

____ (the "Transferee")

____

(Please print or typewrite name and address of assignee)

the within Series 1 Note of SUPERIOR PLUS INC. and hereby irrevocably constitutes and appoints _____________________ Attorney to transfer the said Series 1 Note on the registers of the Notes due October 1, 2026 of the said Company, with full power of substitution in the premises.

Date: _____________________

____

(Signature of Transferor)
The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Series 1 Note to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or by a member firm of the Toronto Stock Exchange.

____

(Signature of Guarantor)

Trustee's Certificate

This Series 1 Note is the Series 1 Note referred to in the Note Indenture within mentioned.

CIBC MELLON TRUST COMPANY,
Trustee

By: ___________________________________
(Authorized Signature)

Schedule B

Form of Series 2 Note

Note #• **$**

Form of Series 2 Note

The form for the Series 2 Notes, the certificate of the Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Series 2 Note -English Text)

SUPERIOR PLUS INC.

(incorporated pursuant to the laws of Canada)

13.00% SERIES 2 NOTE

DUE OCTOBER 1, 2026

Superior Plus Inc. (herein referred to as the "Company"), for value received, hereby promises to pay to,

the registered holder hereof, on October 1, 2026, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Series 2 Note, the sum of $__________ in lawful money of Canada, at Calgary, Alberta, at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date. Unless an Event of Default as defined in the Note Indenture has occurred and is continuing and has not been waived, the Company may, at its option, on the giving of not more than 60 and not less than 30 days notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Series 2 Notes on maturity by the issue and delivery of Class A Common Shares or Class B Common Shares of the Company ("Common Shares") having a fair market value (as reasonably determined by the Board of Directors of the Company) equal to the aggregate principal outstanding amount of the Series 2 Notes. Each Holder of Series 2 Notes shall be entitled to a pro rata distribution of such Common Shares equal to the product obtained by multiplying the total number of Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of such Holder's Series 2 Notes and the denominator is the aggregate outstanding principal amount of the Series 2 Notes. Fractional Common Shares of the Company will not be issued and where the number of Common Shares to be issued to any Holder includes a fraction, the number will be rounded up to the next whole number. As interest becomes due on this Series 2 Note (except at maturity, when

interest shall be paid upon the surrender thereof for payment), the Company shall cause to be: (i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Series 2 Note in an aggregate principal amount of $• in lawful money of Canada is issued under an Amended and Restated Note Indenture (herein referred to as the "Note Indenture") dated as of November 6, 2003 between the Company and CIBC Mellon Trust Company, as Trustee. The aggregate principal amount of Series 2 Notes which may be authorized under the Note Indenture is unlimited. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto or a statement and description of the terms and conditions upon which this Series 2 Note is issued and the rights and remedies of the Holders of the Series 2 Notes, the Company and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Series 2 Note, by acceptance hereof, assents.

A Holder of Series 2 Notes shall have the option (the "Retraction Right") to require the Company to repurchase some or all, subject to the terms and conditions of the Note Indenture, of such holder's of Series 2 Notes for the principal amount and any interest due on such Series 2 Notes (the "Retraction Price") if the holders of Related Debentures of Superior Plus Income Fund (the "Fund") exercise a put right under the terms of such Related Debentures (the "Put Right") and provided the Fund has exercised its commercial best efforts to otherwise fund its obligations upon exercise of the Put Right, but has failed (the "Put Retraction Right") or upon the maturity of the Related Debentures provided the Fund has exercised its commercial best efforts to issue Trust Units or other equity securities to satisfy its obligations under the Related Debentures or otherwise fund such obligations on maturity (the "Maturity Retraction Right"). On the occurrence of the Put Retraction Right or the Maturity Retraction Right in respect of Related Debentures, the Company shall be obligated to repurchase such aggregate number of Series 2 Notes which have an aggregate Retraction Price equal to the aggregate amount payable to the holders of Related Debentures on the exercise of the Put Right or upon maturity of the Related Debentures. The Company and the Fund may also agree that the Company will repurchase any or all of the Series 2 Notes, at the Retraction Price, upon the exercise of the Put Right by holders of Related Debentures or upon the redemption or maturity of the Related Debentures.

The Series 2 Notes are issuable as fully registered Notes in denominations of $25 and integral multiples thereof only. Upon compliance with the provisions of the Note Indenture, Series 2 Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Series 2 Notes in any other authorized denomination or denominations.

All Series 2 Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Series 2 Note is a direct obligation of the Company but is not secured by any mortgage, hypothec, charge or pledge. The debt obligation evidenced by this is subordinate to all Senior Indebtedness of the Company, including indebtedness to trade creditors of the Company. The Note Indenture contains no restrictions on the right of the Company or any Subsidiary to borrow or give security for any of their obligations.

The principal amount hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Series 2 Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register of transfers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Series 2 Note by a proper registrar.

Subject to the provisions providing for Serial Meetings if a particular series of Notes would be especially affected by any action proposed to be taken in a manner or to an extent differing in any material way from that of Holders of any other series of Notes, the Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Series 2 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Superior Plus Inc. has caused this Note to be signed by its duly authorized officers as of the • day of •, 20•.

SUPERIOR PLUS INC.

Per: ______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto:

____ (the "Transferee")

____

(Please print or typewrite name and address of assignee)

the within Series 2 Note of SUPERIOR PLUS INC. and hereby irrevocably constitutes and appoints ______________________ Attorney to transfer the said Series 2 Note on the registers of the Notes due October 1, 2026 of the said Company, with full power of substitution in the premises.

Date: ______________________ ______________________

(Signature of Transferor)
The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Series 2 Note to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or by a member firm of the Toronto Stock Exchange.

____

(Signature of Guarantor)

Trustee's Certificate

This Series 2 Note is the Series 2 Note referred to in the Note Indenture within mentioned.

CIBC MELLON TRUST COMPANY,
Trustee

By: ______________________________
(Authorized Signature)

Schedule C
Form of Series 3 Note

Note #• **$**

Form of Series 3 Note

The form for the Series 3 Notes, the certificate of the Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Series 3 Note -English Text)

SUPERIOR PLUS INC.

(incorporated pursuant to the laws of Canada)

13.75% SERIES 3 NOTE

DUE OCTOBER 1, 2026

Superior Plus Inc. (herein referred to as the "Company"), for value received, hereby promises to pay to,

the registered holder hereof, on October 1, 2026, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Series 3 Note, the sum of $__________ in lawful money of Canada, at Calgary, Alberta, at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date. Unless an Event of Default as defined in the Note Indenture has occurred and is continuing and has not been waived, the Company may, at its option, on the giving of not more than 60 and not less than 30 days notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Series 3 Notes on maturity by the issue and delivery of Class A Common Shares or Class B Common Shares of the Company ("Common Shares") having a fair market value (as reasonably determined by the Board of Directors of the Company) equal to the aggregate principal outstanding amount of the Series 3 Notes. Each Holder of Series 3 Notes shall be entitled to a pro rata distribution of such Common Shares equal to the product obtained by multiplying the total number of Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of such Holder's Series 3 Notes and the denominator is the aggregate outstanding principal amount of the Series 3 Notes. Fractional Common Shares of the Company will not be issued and where the number of Common Shares to be issued to any Holder includes a fraction, the number will be rounded up to the next whole number. As interest becomes due on this Series 3 Note (except at maturity, when interest shall be paid upon the surrender thereof for payment), the Company shall cause to be:

(i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Series 3 Note in an aggregate principal amount of $• in lawful money of Canada is issued under an Amended and Restated Note Indenture (herein referred to as the "Note Indenture") dated as of November 6, 2003 between the Company and CIBC Mellon Trust Company, as Trustee. The aggregate principal amount of Series 3 Notes which may be authorized under the Note Indenture is unlimited. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto or a statement and description of the terms and conditions upon which this Series 3 Note is issued and the rights and remedies of the Holders of the Series 3 Notes, the Company and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Series 3 Note, by acceptance hereof, assents.

A Holder of Series 3 Notes shall have the option (the "Retraction Right") to require the Company to repurchase some or all, subject to the terms and conditions of the Note Indenture, of such holder's of Series 3 Notes for the principal amount and any interest due on such Series 3 Notes (the "Retraction Price") if the holders of Related Debentures of Superior Plus Income Fund (the "Fund") exercise a put right under the terms of such Related Debentures (the "Put Right") and provided the Fund has exercised its commercial best efforts to otherwise fund its obligations upon exercise of the Put Right, but has failed (the "Put Retraction Right") or upon the maturity of the Related Debentures provided the Fund has exercised its commercial best efforts to issue Trust Units or other equity securities to satisfy its obligations under the Related Debentures or otherwise fund such obligations on maturity (the "Maturity Retraction Right"). On the occurrence of the Put Retraction Right or the Maturity Retraction Right in respect of Related Debentures, the Company shall be obligated to repurchase such aggregate number of Series 3 Notes which have an aggregate Retraction Price equal to the aggregate amount payable to the holders of Related Debentures on the exercise of the Put Right or upon maturity of the Related Debentures. The Company and the Fund may also agree that the Company will repurchase any or all of the Series 3 Notes, at the Retraction Price, upon the exercise of the Put Right by holders of Related Debentures or upon the redemption or maturity of the Related Debentures.

The Series 3 Notes are issuable as fully registered Notes in denominations of $25 and integral multiples thereof only. Upon compliance with the provisions of the Note Indenture, Series 3

Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Series 3 Notes in any other authorized denomination or denominations.

All Series 3 Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Series 3 Note is a direct obligation of the Company but is not secured by any mortgage, hypothec, charge or pledge. The debt obligation evidenced by this is subordinate to all Senior Indebtedness of the Company, including indebtedness to trade creditors of the Company. The Note Indenture contains no restrictions on the right of the Company or any Subsidiary to borrow or give security for any of their obligations.

The principal amount hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Series 3 Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register of transfers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Series 3 Note by a proper registrar.

Subject to the provisions providing for Serial Meetings if a particular series of Notes would be especially affected by any action proposed to be taken in a manner or to an extent differing in any material way from that of Holders of any other series of Notes, the Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Series 3 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Superior Plus Inc. has caused this Note to be signed by its duly authorized officers as of the • day of •, 20•.

SUPERIOR PLUS INC.

Per: ______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto:

____ (the "Transferee")

____

(Please print or typewrite name and address of assignee)

the within Series 3 Note of SUPERIOR PLUS INC. and hereby irrevocably constitutes and appoints ______________________ Attorney to transfer the said Series 3 Note on the registers of the Notes due October 1, 2026 of the said Company, with full power of substitution in the premises.

Date: ______________________

____

(Signature of Transferor)
The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Series 3 Note to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or by a member firm of the Toronto Stock Exchange.

____

(Signature of Guarantor)

Trustee's Certificate

This Series 3 Note is the Series 3 Note referred to in the Note Indenture within mentioned.

CIBC MELLON TRUST COMPANY,
Trustee

By: ______________________________
(Authorized Signature)

Schedule D

Form of Series 4 Note

Note #• **$**

Form of Series 4 Note

The form for the Series 4 Notes, the certificate of the Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Series 4 Note -English Text)

SUPERIOR PLUS INC.

(incorporated pursuant to the laws of Canada)

13.75% SERIES 4 NOTE

DUE OCTOBER 1, 2026

Superior Plus Inc. (herein referred to as the "Company"), for value received, hereby promises to pay to,

the registered holder hereof, on October 1, 2026, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Series 4 Note, the sum of $__________ in lawful money of Canada, at Calgary, Alberta, at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date. Unless an Event of Default as defined in the Note Indenture has occurred and is continuing and has not been waived, the Company may, at its option, on the giving of not more than 60 and not less than 30 days notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Series 4 Notes on maturity by the issue and delivery of Class A Common Shares or Class B Common Shares of the Company ("Common Shares") having a fair market value (as reasonably determined by the Board of Directors of the Company) equal to the aggregate principal outstanding amount of the Series 4 Notes. Each Holder of Series 4 Notes shall be entitled to a pro rata distribution of such Common Shares equal to the product obtained by multiplying the total number of Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of such Holder's Series 4 Notes and the denominator is the aggregate outstanding principal amount of the Series 4 Notes. Fractional Common Shares of the Company will not be issued and where the number of Common Shares to be issued to any Holder includes a fraction, the number will be rounded up to the next whole number. As interest becomes due on this Series 4 Note (except at maturity, when

interest shall be paid upon the surrender thereof for payment), the Company shall cause to be: (i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Series 4 Note in an aggregate principal amount of $• in lawful money of Canada is issued under an Amended and Restated Note Indenture (herein referred to as the "Note Indenture") dated as of November 6, 2003 between the Company and CIBC Mellon Trust Company, as Trustee. The aggregate principal amount of Series 4 Notes which may be authorized under the Note Indenture is unlimited. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto or a statement and description of the terms and conditions upon which this Series 4 Note is issued and the rights and remedies of the Holders of the Series 4 Notes, the Company and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Series 4 Note, by acceptance hereof, assents.

The Series 4 Notes are issuable as fully registered Notes in denominations of $25 and integral multiples thereof only. Upon compliance with the provisions of the Note Indenture, Series 4 Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Series 4 Notes in any other authorized denomination or denominations.

All Series 4 Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Series 4 Note is a direct obligation of the Company but is not secured by any mortgage, hypothec, charge or pledge. The debt obligation evidenced by this is subordinate to all Senior Indebtedness of the Company, including indebtedness to trade creditors of the Company. The Note Indenture contains no restrictions on the right of the Company or any Subsidiary to borrow or give security for any of their obligations.

The Company or the Holder hereof may not redeem this Series 4 Note.

The principal amount hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Series 4 Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register of transfers to be kept at the principal office of the Trustee in

the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Series 4 Note by a proper registrar.

Subject to the provisions providing for Serial Meetings if a particular series of Notes would be especially affected by any action proposed to be taken in a manner or to an extent differing in any material way from that of Holders of any other series of Notes, the Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Series 4 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Superior Plus Inc. has caused this Note to be signed by its duly authorized officers as of the • day of •, 20•.

SUPERIOR PLUS INC.

Per: ______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

(Form of Transfer Panel)
Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto:

____ (the "Transferee")

____

(Please print or typewrite name and address of assignee)

the within Series 4 Note of SUPERIOR PLUS INC. and hereby irrevocably constitutes and appoints ______________________ Attorney to transfer the said Series 4 Note on the registers of the Notes due October 1, 2026 of the said Company, with full power of substitution in the premises.

Date: ______________________

____
(Signature of Transferor)
The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Series 4 Note to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or by a member firm of the Toronto Stock Exchange.

____
(Signature of Guarantor)

Trustee's Certificate

This Series 4 Note is the Series 4 Note referred to in the Note Indenture within mentioned.

CIBC MELLON TRUST COMPANY,
Trustee

By: ______________________________
(Authorized Signature)

Schedule E
Form of Series 5 Note

Note #• **$**

Form of Series 5 Note

The form for the Series 5 Notes, the certificate of the Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Series 5 Note -English Text)

SUPERIOR PLUS INC.

(incorporated pursuant to the laws of Canada)

12.75% SERIES 5 NOTE

DUE OCTOBER 1, 2026

Superior Plus Inc. (herein referred to as the "Company"), for value received, hereby promises to pay to,

the registered holder hereof, on October 1, 2026, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Series 5 Note, the sum of $__________ in lawful money of Canada, at Calgary, Alberta, at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date. Unless an Event of Default as defined in the Note Indenture has occurred and is continuing and has not been waived, the Company may, at its option, on the giving of not more than 60 and not less than 30 days notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Series 5 Notes on maturity by the issue and delivery of Class A Common Shares or Class B Common Shares of the Company ("Common Shares") having a fair market value (as reasonably determined by the Board of Directors of the Company) equal to the aggregate principal outstanding amount of the Series 5 Notes. Each Holder of Series 5 Notes shall be entitled to a pro rata distribution of such Common Shares equal to the product obtained by multiplying the total number of Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of such Holder's Series 5 Notes and the denominator is the aggregate outstanding principal amount of the Series 5 Notes. Fractional Common Shares of the Company will not be issued and where the number of Common Shares to be issued to any Holder includes a fraction, the number will be rounded up to the next whole number. As interest becomes due on this Series 5 Note (except at maturity, when interest shall be paid upon the surrender thereof for payment), the Company shall cause to be:

(i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Series 5 Note in an aggregate principal amount of $• in lawful money of Canada is issued under an Amended and Restated Note Indenture (herein referred to as the "Note Indenture") dated as of November 6, 2003 between the Company and CIBC Mellon Trust Company, as Trustee. The aggregate principal amount of Series 5 Notes which may be authorized under the Note Indenture is unlimited. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto or a statement and description of the terms and conditions upon which this Series 5 Note is issued and the rights and remedies of the Holders of the Series 5 Notes, the Company and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Series 5 Note, by acceptance hereof, assents.

The Series 5 Notes are issuable as fully registered Notes in denominations of $25 and integral multiples thereof only. Upon compliance with the provisions of the Note Indenture, Series 5 Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Series 5 Notes in any other authorized denomination or denominations.

All Series 5 Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Series 5 Note is a direct obligation of the Company but is not secured by any mortgage, hypothec, charge or pledge. The debt obligation evidenced by this is subordinate to all Senior Indebtedness of the Company, including indebtedness to trade creditors of the Company. The Note Indenture contains no restrictions on the right of the Company or any Subsidiary to borrow or give security for any of their obligations.

The Company or the Holder hereof may not redeem this Series 5 Note.

The principal amount hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Series 5 Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register of transfers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or

registrars (if any) as the Company with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Series 5 Note by a proper registrar.

Subject to the provisions providing for Serial Meetings if a particular series of Notes would be especially affected by any action proposed to be taken in a manner or to an extent differing in any material way from that of Holders of any other series of Notes, the Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Series 5 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Superior Plus Inc. has caused this Note to be signed by its duly authorized officers as of the • day of •, 20•.

SUPERIOR PLUS INC.

Per: ______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

(Form of Transfer Panel)
Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto:

____ (the "Transferee")

____

(Please print or typewrite name and address of assignee)

the within Series 5 Note of SUPERIOR PLUS INC. and hereby irrevocably constitutes and appoints ______________________ Attorney to transfer the said Series 5 Note on the registers of the Notes due October 1, 2026 of the said Company, with full power of substitution in the premises.

Date: ______________________

____
(Signature of Transferor)
The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Series 5 Note to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or by a member firm of the Toronto Stock Exchange.

____
(Signature of Guarantor)

Trustee's Certificate

This Series 5 Note is the Series 5 Note referred to in the Note Indenture within mentioned.

CIBC MELLON TRUST COMPANY,
Trustee

By: ___________________________________
(Authorized Signature)


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
152
SECTION


Superior Plus
Income Fund

AMENDED AND RESTATED DECLARATION OF TRUST DATED OCTOBER 7, 2003

189127\377507.v10

TABLE OF CONTENTS

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TABLE OF CONTENTS
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THIS AMENDED AND RESTATED DECLARATION OF TRUST made as of this 7th day of October, 2003 amending and replacing in its entirety the Declaration of Trust dated August 2, 1996, as amended.

BETWEEN:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (the "**Trustee**")

OF THE FIRST PART

- and -

SUPERIOR PLUS INC., a body corporate amalgamated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta (the "**Corporation**")

OF THE SECOND PART

WHEREAS the trust was settled and created pursuant to the original Declaration of Trust on August 2, 1996 which was amended on each of October 8, 1996 and January 31, 2001 (the "**Original Declaration of Trust**");

AND WHEREAS the Declaration of Trust may be amended by an instrument in writing executed by the former trustees if the amendment has been approved by a Special Resolution of the unitholders of the Fund;

AND WHEREAS the unitholders of the Fund have, by way of Special Resolution, approved the amendments to the Original Declaration of Trust provided herein and the former trustees have executed an instrument in writing providing for the amendments to the Original Declaration of Trust provided herein;

AND WHEREAS as a result of the amendments to the Original Declaration of Trust, the former trustees have resigned and the Trustee has agreed to assume the responsibilities of the Trustee of the Fund pursuant to the terms hereof and to hold all property, monies and assets now held or subsequently received under this Declaration of Trust in accordance with the trusts and provisions hereinafter declared and set forth;

AND WHEREAS the beneficiaries of the Fund shall continue to be the holders of Units (evidenced by certificates therefor as hereinafter provided), each of which shall rank equally in all respects with every other Unit;

AND WHEREAS the Corporation is a wholly owned subsidiary of the Fund and will assume certain responsibilities in relation to the Fund in accordance with the terms of this Declaration of Trust;

AND WHEREAS the Corporation and the Trustee desire that the Fund shall continue to qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Fund;

NOW THEREFORE THIS DECLARATION WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, and covenants and agrees with the Unitholders and the Corporation:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust and in the Unit Certificates, unless the context otherwise requires, the following terms shall have the following meanings:

(a) **"Administration Agreement"** means the agreement defined in subsection 8.2(aa);

(b) **"Affiliate"** has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(c) **"Appraised Redemption Price"** has the meaning set forth in section 6.6;

(d) **"Associate"** has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(e) **"Auditors"** means Deloitte & Touche LLP, Chartered Accountants or such other firm of chartered accountants as may be appointed as auditor or auditors of the Fund in accordance with the terms hereof;

(f) **"Book-Entry System"** means the record-entry securities transfer and pledge system known, as of the date hereof, by such name which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(g) **"Business Day"** means a day which is not a Saturday, Sunday or holiday in the City of Calgary, Province of Alberta;

(h) **"CBCA"** means the *Canada Business Corporations Act* as amended from time to time, including the regulations promulgated thereunder;

(i) **"CDS"** means The Canadian Depository for Securities Limited and its successors;

(j) **"CDS Participant"** means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS;

(k) **"Class A Common Shares"** means the Class A Common Shares of the Corporation;

(l) **"Class B Common Shares"** means the Class B Common Shares of the Corporation;

(m) **"Corporation"** means Superior Plus Inc., a corporation amalgamated under the laws of Canada;

(n) **"Counsel"** means a law firm (which may be counsel to the Corporation) acceptable to the Trustee;

(o) **"Depository"** has the meaning ascribed thereto in subsection 12.1(a);

(p) **"Distribution Record Date"** means the dates determined from time to time by the Trustee, except that each of March 31, June 30, September 30 and December 31 shall be a Distribution Record Date;

(q) **"Exchangeable Security"** or **"Exchangeable Securities"** means a unit or units, a share or shares or other security or securities which are convertible into or exchangeable for Unit(s) (directly or indirectly) without the payment of additional consideration therefor, whether or not issued by the Fund;

(r) **"former trustees"** means, collectively, Peter A.W. Green, John S. Burns and Norman R. Gish;

(s) **"Fund"** means the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(t) **"Fund Expenses"** means all expenses incurred by the Trustee or any third party, in each case for the account of the Fund, in connection with this Declaration of Trust, the establishment and ongoing management of the Fund and the ongoing administration of the Units, including without limitation those amounts payable to the Trustee under sections 8.6 and 8.8, and all amounts payable to the Corporation by the Fund under the Administration Agreement;

(u) **"Global Unit Certificate"** has the meaning specified in subsection 12.1(a);

(v) **"Initial Contribution"** means the amount of $100.00 paid and transferred by the Initial Unitholder to the trustees on August 2, 1996 for the purpose of settling the trust constituted by the Fund;

(w) "**Initial Unitholder**" means the individual who for, purposes of settling the trust created hereunder, paid and transferred to the initial trustees under this Declaration of Trust an amount of $100.00 in lawful money of Canada;

(x) "**Issue Expenses**" means all expenses of an Offering payable by the Fund including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriters' Fees;

(y) "**Lender**" means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap facilities or any other ancillary facilities to the Fund, the Corporation or any other Affiliate of the Fund for the ownership and operation of its assets, business and affairs;

(z) "**Market Redemption Price**" has the meaning set forth in section 6.3;

(aa) "**Net Income of the Fund**" has the meaning set forth in section 5.1;

(bb) "**Net Realized Capital Gains**" has the meaning set forth in section 5.3;

(cc) "**Net Proceeds**" means the proceeds of an Offering after deduction of Underwriters' Fees, if applicable, and Issue Expenses;

(dd) "**Non-Residents**" means non-residents of Canada within the meaning of the Tax Act;

(ee) "**Notes**" means the $1,052,983,875 aggregate principal amount of outstanding unsecured subordinated notes of the Corporation and any unsecured subordinated notes of the Corporation which may be subsequently issued by the Corporation to the Fund pursuant to a note indenture or otherwise;

(ff) "**Offer**" has the meaning set forth in section 8.1(b) except in section 12.11 where it has the meaning defined therein;

(gg) "**Offering**" means any issuance or offering on a public or private basis in Canada or elsewhere of: (i) Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Units, including without limitation, instalment or subscription receipts or similar securities; (ii) Special Voting Rights; or (iii) debentures, notes, or other evidences of indebtedness of the Fund;

(hh) "**Offering Documents**" means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document, or any understanding, commitment or agreement relating to an Offering;

(ii) **"Ordinary Resolution"** means a resolution approved at a meeting of Unitholders and Special Right Holders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and Special Right Holders present in person or represented by proxy at the meeting;

(jj) **"Original Declaration of Trust"** has the meaning attributed thereto in the recitals hereof;

(kk) **"outstanding"**, in relation to Units, has the meaning attributed thereto in section 1.2 hereof;

(ll) **"Payment Date"** means the date defined in section 5.7 hereof;

(mm) **"Permitted Investments"** means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any Affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; provided that any investment of the type referred to in section 4.3 shall not be a Permitted Investment;

(nn) **"person"** means an individual, partnership, body corporate, association or trust;

(oo) **"Shares"** means the issued and outstanding Class A Common Shares and Class B Common Shares of the Corporation;

(pp) **"Special Resolution"** has the meaning attributed thereto in section 11.7 hereof;

(qq) **"Special Voting Rights"** means special voting rights of the Fund, issued and certified hereunder for the time being outstanding and entitled to the benefits and subject to the limitations set forth in section 3.2 hereof;

(rr) **"Special Right Holders"** means the holders from time to time of one or more Special Voting Rights;

(ss) **"Subsequent Investments"** means any of the investments which the Fund may make pursuant to subsection 4.1(c);

(tt) **"Tax Act"** has the meaning ascribed thereto in section 1.4;

(uu) **"Transfer Agent"** means Computershare Trust Company of Canada, its successors or assigns, in its capacity as transfer agent for the Units or such other company as may from time to time be appointed by the Trustee to hold that office

together in either such case with any subtransfer agent duly appointed by the transfer agent;

(vv) "**this Declaration of Trust**", "**this Declaration**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(ww) "**Trust Fund**", at any time, shall mean such of the following monies, properties and assets as are at such time held by the Fund or by the Trustee on behalf of the Fund:

(i) the Initial Contribution;

(ii) all funds realized from the sale of Units or other securities of the Fund or other cash received by the Fund to be dealt with in accordance with this Declaration of Trust;

(iii) the Shares and Notes;

(iv) any Subsequent Investments;

(v) any proceeds of disposition of any of the foregoing property including, without limitation, the Shares and Notes;

(vi) any Permitted Investments in which funds may from time to time be invested;

(vii) all income, interest, dividends, return of capital, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(xx) "**Trustee**" means Computershare Trust Company of Canada, its successor or assigns for the time being as trustee hereunder;

(yy) "**Underwriters' Fees**" means the amount so designated in any Underwriting Agreement;

(zz) "**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons including the Corporation as may be a party thereto relating to an Offering;

(aaa) "**Unit**" means a trust unit of the Fund created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereunder;

(bbb) "**Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more Units, issued and certified in accordance with the provisions hereof; and

(ccc) "**Unitholders**" means at any time the holders at that time of one or more Units, as shown on the register of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund.

1.2 Meaning of "Outstanding"

Every Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that when a new Unit Certificate has been issued in substitution for a Unit Certificate which has been lost, stolen or destroyed, only one of such Unit Certificates shall be counted for the purpose of determining the number of Units outstanding.

1.3 References to Acts Performed by the Fund

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Fund or, to the extent applicable, by the Corporation on behalf of the Fund.

1.4 Income Tax Act

In this Declaration of Trust, any reference to the Tax Act shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, c. 1 (5th Supplement) and the Income Tax Regulations as amended from time to time and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Income Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.5 Construction of Terms

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice-versa, words importing a gender shall include the feminine, masculine and neuter genders, and words importing persons include an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative. References in this Declaration of Trust to "**this Declaration of Trust**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, section or portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 Inclusiveness

In this Declaration of Trust, words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.7 Headings for Reference Only

The division of this Declaration of Trust into Articles, sections and subsections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.8 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This section is not applicable to sections 5.1, 5.2, 5.3, 5.4 and 5.7.

1.9 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

1.10 Governing Law

This Declaration of Trust and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of Fund

The Trustee hereby declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Fund hereunder.

2.2 Initial Contribution

It is acknowledged that the Initial Unitholder paid and transferred, concurrently with the execution of the Original Declaration of Trust, the Initial Contribution to the initial trustees under such Declaration of Trust for the purpose of settling the Fund, and the Initial Unitholder was issued one initial Unit in the Fund thereunder.

2.3 Name of Fund

The Fund shall be known and designated as "Superior Plus Income Fund" and, whenever practicable, lawful and convenient, the property of the Fund shall be held and the affairs of the Fund shall be conducted and transacted under that name.

If the Trustee determines that the use of such name is not practicable, lawful or convenient, the Fund may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Fund may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Fund hereby created shall be located at 3408, 400 – 3rd Avenue SW, Calgary, Alberta, T2P 4H2, or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Fund

The Fund is an unincorporated mutual fund trust, established for the purposes specified in section 4.1. The Fund is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of a trust to the trustee thereof and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Declaration of Trust, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Fund or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Declaration of Trust.

(c) The legal ownership of the property and assets of the Fund and the right to conduct the affairs of the Fund (subject to the limitations contained herein) are vested exclusively in the Trustee, or such other person as the Trustee may determine, and the Unitholders shall have no interest or rights therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Fund. The Units shall be personal property and shall confer upon the holder thereof only the interest and

rights specifically set forth in this Declaration of Trust. No Unitholder has or is deemed to have any right of ownership in any of the property or assets of the Fund.

2.7 Liability of Unitholders

No Unitholder, in its capacity as such, or annuitant under a plan of which an Unitholder acts as trustee or carrier, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Fund or with respect to any act performed by the Trustee, the Corporation or by any other person pursuant to this Declaration of Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee, the Corporation or such other person hereunder or with respect to any transaction entered into by the Trustee, the Corporation or by any other person pursuant to this Declaration of Trust. No Unitholder, or annuitant under a plan of which an Unitholder acts as trustee or carrier, shall be liable to indemnify the Trustee, the Corporation or any such other person with respect to any such liability or liabilities incurred by the Trustee, the Corporation or by any such other person or persons or with respect to any taxes payable by the Fund or by the Trustee, the Corporation or by any other person on behalf of or in connection with the Fund. Notwithstanding the foregoing, to the extent that any Unitholder or annuitant is found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Fund (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless such Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by such Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.8 Contracts of the Fund

Every contract entered into by or on behalf of the Fund, whether by the Trustee, the Corporation or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [the Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the [Trustee] [the Corporation] or any of the Unitholders of the Fund and that any recourse against the Fund or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Declaration of Trust dated as of October 7, 2003 as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the Fund shall be divided into interests of one class, described and designated as Units, which shall be entitled to the rights and benefits and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b) Each Unit represents an equal fractional undivided beneficial interest in any distribution from the Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of the Fund in the event of termination or winding up of the Fund. All Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Special Voting Rights

(a) In addition to Units, there may be issued Special Voting Rights entitling the holders thereof to, subject to the provisions of this Declaration of Trust, vote at meetings of Unitholders. Each Special Voting Right shall not be entitled to any interest or share in the distributions or net assets of the Fund. Special Voting Rights may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities on such terms and conditions as may be determined by the board of directors of the Corporation. Each Special Voting Right shall entitle the holder of record thereof to a number of votes at all meetings of Unitholders equal to the number of Units into which the Exchangeable Security to which such Special Voting Right relates is, directly or indirectly, exchangeable, or convertible (other than in respect of Exchangeable Securities which have been so exchanged or converted and are held by the Fund or an affiliate thereof). For greater certainty, holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Fund or have any beneficial interests in any assets of the Fund on termination or winding-up of the Fund.

(b) Concurrently with the issuance of any Exchangeable Securities and associated Special Voting Rights, the Fund shall enter into such agreements, including voting and exchange trust agreements and Exchangeable Security support agreements, as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities, including to provide for voting of such Special Voting Rights and certificates evidencing Special Voting Rights.

(c) At such time as no Exchangeable Securities (other than Exchangeable Securities owned by the Fund and its affiliates) relating to a Special Voting Right are outstanding, and no shares of stock, debt, options or other securities or

agreements which could give rise to the issuance of any such Exchangeable Securities to any person (other than the Fund and its affiliates) exist, the applicable Special Voting Right shall automatically be redeemed by the Fund and cancelled. Upon any such redemption or other purchase or acquisition of a Special Voting Right by the Fund, such Special Voting Right shall be deemed retired and cancelled and may not be reissued.

3.3 Authorized Number of Units and Special Voting Rights

The aggregate number of Units and Special Voting Rights which are authorized and may be issued hereunder is unlimited.

3.4 Issue of Special Voting Rights, Units and Other Securities

(a) Special Voting Rights, Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Units, including without limitation, instalment or subscription receipts or similar securities, debentures, notes or other evidences of indebtedness of the Fund may be created, issued, sold and delivered at the times, to the persons, for the consideration and on the terms and conditions as the board of directors of the Corporation may determine and, without limiting the generality of the foregoing, the board of directors of the Corporation may authorize the Fund to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase any such securities from the Fund or from any other person or procuring or agreeing to procure purchasers for any such securities.

(b) Units shall only be issued as fully paid and shall not be subject to future calls or assessments; provided however that Units to be issued under an Offering may be issued for consideration payable in instalments and that the Fund may take security over such Units to be issued under such an Offering as security for the payment of unpaid instalments.

3.5 No Fractional Units

Fractions of Units shall not be issued, except pursuant to distributions of additional Units to all Unitholders pursuant to section 5.8.

3.6 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Unit or Special Voting Right.

3.7 Consolidation of Units

Immediately after any pro rata distribution of additional Units to all Unitholders pursuant to section 5.8, the number of the outstanding Units will be automatically consolidated without further act of the Trustee such that each Unitholder will hold after the consolidation the same

number of Units as the Unitholder held before the distribution of additional Units. In each case, each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation.

Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution; (i) the consolidation of the Units held by such Unitholder will result in such Unitholder holding that number of Units equal to the number of Units held by such Unitholder prior to the distribution minus the number of Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (ii) the consolidation shall not apply to any Units so withheld. Any Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder's original Units, in exchange for a Unit Certificate representing such Unitholder's post-consolidation Units.

3.8 Non-Resident Holders

(a) At no time may more than one-half of the outstanding Units be held by Non-Residents nor shall the Fund at any time be maintained primarily for the benefit of Non-Residents. To monitor compliance with this requirement, the Corporation may, at any time and from time to time, in its sole discretion, require the Trustee to obtain declarations as to beneficial ownership under section 8.11, perform residency searches of unitholder and beneficial unitholder mailing address lists and take such other steps specified by the Corporation, at the cost of the Fund, to determine or estimate as best possible the residence of the beneficial owners of Units.

(b) If at any time (i) the Corporation becomes aware, as a result of requiring declarations as to beneficial ownership under section 8.11 or otherwise, that the beneficial owners of 49% or more of the Units then outstanding are or may be Non-Residents or that such a situation is imminent and ii) the board of directors of the Corporation determines, in its sole discretion, acting upon the advice of counsel, that such steps are required in order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, or the board of directors determines, in its sole discretion, that it is otherwise in the interest of the Fund, the Corporation may require the Trustee to refuse to accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration pursuant to section 8.11 that the Units to be issued or transferred to such person are not beneficially owned by a Non-Resident and to take such other action(s) as the board of directors of the Corporation determines is appropriate in the circumstances.

(c) If at any time (i) the Corporation determines that a majority of the Units are beneficially owned by Non-Residents and (ii) the board of directors of the Corporation determines, in its sole discretion, acting upon the advice of counsel, that such steps are required in order for the Fund to maintain its status as a

"mutual fund trust" under the Tax Act, or the board of directors determines, in its sole discretion, that it is otherwise in the interest of the Fund, the Corporation may require the Trustee, in the manner specified by the Corporation, to send a notice to registered holders of Units which are beneficially owned by Non-Residents, chosen, in the manner specified by the Corporation, in inverse order to the order of acquisition or registration of such Units beneficially owned by Non-Residents or in such other manner as the Corporation may consider equitable and practicable, requiring them to sell their Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Units or provided the Trustee and the Corporation with satisfactory evidence to the Corporation that such Units are not beneficially owned by Non-Residents within such period, the Corporation may require the Trustee, on behalf of such registered Unitholder, to sell such Units and, in the interim, suspend the voting and distribution rights attached to such Units and make any distribution in respect of such Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Units are then listed and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Unit Certificates representing such Units.

(d) Notwithstanding any other provision of this Declaration of Trust, Non-Residents, whether registered holders or beneficial holders of Units, shall not be entitled to vote in respect of any Special Resolutions to amend this section 3.8.

(e) Unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.8 by virtue of the powers conferred on it hereby. The Trustee shall not be deemed to have notice of any violation of this Section 3.8 unless and until it has been given written notice of such violation by the Corporation. The Trustee shall not be required to actively monitor the holdings of Non-Residents in the Fund unless required to do so by the Corporation.

ARTICLE 4
INVESTMENTS OF FUND

4.1 Purpose of the Fund

The Fund is a limited purpose trust and its activities are restricted to:

(a) owning, acquiring, holding and transferring securities issued by the Corporation, including the Shares and Notes;

(b) temporarily holding cash and short term investments subject to section 4.3 for the purposes of paying the expenses and liabilities of the Fund making other investments as contemplated by section 4.2 hereof, paying amounts payable by

the Fund in connection with the redemption of any Units, and making distributions to Unitholders;

(c) acquiring or investing in other securities of the Corporation and in the securities of any other entity, including without limitation, bodies corporate, partnerships or trusts;

(d) disposing of any part of the Trust Fund, including without limitation, any securities of the Corporation;

(e) issuing (i) Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Units including without limitation, instalment or subscription receipts or similar securities; (ii) Special Voting Rights; or (iii) debentures, notes or other evidence of indebtedness of the Fund;

(f) borrowing funds, incurring any other form of indebtedness or otherwise obtaining credit in the name of the Fund; and

(g) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

4.2 Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in section 4.1, shall be used by the Fund only to acquire Permitted Investments or as permitted by section 8.2(g) or section 8.2(t).

4.3 Investment Restrictions

Notwithstanding anything contained in this Declaration of Trust, under no circumstances shall the Fund acquire any investment which (a) would result in the cost amount to the Fund of all "foreign property" (as defined in the Tax Act) which is held by the Fund to exceed the amount prescribed by section 5000 of the Tax Regulations, or (b) would result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation with respect to any investment to ensure compliance with this provision.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Net Income of the Fund

In this Article 5, the "Net Income of the Fund" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period

commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) interest income on the Notes or any other interest income shall be included in Net Income of the Fund on an accrual basis and shall accrue from day to day;

(b) dividends on the Shares or any other dividends or returns of capital on securities of the Corporation or other securities held by the Fund shall be included in Net Income of the Fund when received including dividends deemed to have been received on such securities pursuant to the Tax Act; and

(c) all expenses and liabilities of the Fund which are due or accrued and which are chargeable to income shall be deducted in computing Net Income of the Fund.

Items of income or expense not provided for above or in section 5.3 shall be included in such calculation on such basis as may be considered appropriate by the Trustee.

5.2 Net Income of the Fund to Become Payable

The Trustee shall, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Net Income of the Fund for the period ending on that Distribution Record Date determined in accordance with section 5.1, and the proportionate share of each Unit in the amount so payable shall be determined by dividing such amount by the number of Units in the Fund issued and outstanding as of that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder on that Distribution Record Date and, subject to section 5.7, shall be payable to each such Unitholder on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Net Income of the Fund that is determined by the Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund shall not be payable by the Fund to Unitholders.

5.3 Net Realized Capital Gains to Become Payable

The Trustee shall, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or part of the net realized capital gains of the Fund to the extent not previously declared payable, and the proportionate share of each Unit in the amount so payable shall be determined by dividing such amount by the number of Units in the Fund outstanding on that Distribution Record Date. Each Unitholder's share thereof shall be equal to the proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder on that Distribution Record Date and shall be payable to each such Unitholder on that Distribution Record Date. For the purposes of this Article 5, "Net Realized Capital Gains" of the Fund means the total of all capital gains realized by the Fund less the total of all capital losses realized by the Fund, excluding any capital gains or losses arising from the distribution of Notes pursuant to section 6.5 in respect of Units tendered for redemption, all as determined for the purposes of the Tax Act. Notwithstanding the foregoing, the amount of any Net Income of the Fund that is determined by the Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund shall not be payable by the Fund to Unitholders.

5.4 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

On December 31 of each fiscal year, an amount equal to the net income of the Fund for such fiscal year (excluding Net Realized Capital Gains) determined in accordance with the Tax Act, other than paragraph 82(1)(b) and subsection 104(6) thereof, to the extent not previously payable pursuant to section 5.2 on any Distribution Record Date in the fiscal year (including December 31 of that fiscal year) to any Unitholder, shall be payable to Unitholders immediately prior to the end of that fiscal year, and the proportionate share of the amount so payable to which each Unit is entitled shall be determined by dividing such amount by the number of Units in the Fund issued and outstanding as of the end of that fiscal year. Each Unitholder's share thereof shall be equal to that proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder at the end of that fiscal year. Notwithstanding the foregoing, the amount of any net income of the Fund so determined for a fiscal year that is determined by the Trustee to be required to be retained by the Fund in order to pay any tax liability of the Fund in respect of that or any prior fiscal year shall not be payable by the Fund to Unitholders.

On December 31 of each fiscal year, an amount equal to the Net Realized Capital Gains of the Fund, to the extent not previously payable pursuant to section 5.3 on any Distribution Record Date or pursuant to this paragraph on any prior December 31, shall be payable to Unitholders immediately prior to the end of that fiscal year, and the proportionate share in the amount so payable that each Unit is entitled to shall be determined by dividing such amount by the number of Units in the Fund issued and outstanding as of the end of that fiscal year. Each Unitholder's share thereof shall be equal to that proportionate share per Unit multiplied by the number of Units owned of record by the Unitholder at the end of that fiscal year.

5.5 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Fund pursuant to the provisions of Article 5 may be declared by the Trustee to be payable to Unitholders in the same manner as provided for in section 5.2.

5.6 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Units under section 5.8, if applicable) at the time the amount became payable unless a Payment Date within the same calendar year is specified under section 5.7 in respect of such amount payable, in which case the right to enforce payment shall arise at the applicable Payment Date specified under section 5.7.

5.7 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to sections 5.2 and 5.3 may be paid by the Fund on any date (the "Payment Date") specified by the Trustee which is the day that is the applicable Distribution Record Date, or a day within 15 days after, and in the same calendar year as, the applicable Distribution Record Date. Subject to section 5.8, distributions shall be paid in cash.

5.8 Distribution of Additional Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under section 6.4 in respect of Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Fund does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this section 5.8, the value of the additional Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.9 Withholding Taxes

The Trustee may deduct or withhold from the distributions payable to any Unitholder amounts required by law to be withheld from such Unitholder's distributions.

5.10 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Fund in the year on shares of taxable Canadian corporations, net capital gains realized by the Fund in the year and foreign source income of the Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Fund, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income of the Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Fund which are encompassed in such distribution.

ARTICLE 6
REDEMPTION OF UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Fund to redeem at any time or from time to time at the demand of the Unitholder all or any of the Units registered in the name of the

Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Fund to redeem Units, in a form approved by the Trustee, shall be sent to the Fund at the head office of the Fund, together with the Unit Certificate or Unit Certificates representing the Units to be redeemed and written instructions as to the number of Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Fund of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon. Units shall be considered to be tendered for redemption on the date that the Fund has, to the satisfaction of the Trustee, received the notice, Unit Certificates and other required documents or evidence as aforesaid.

6.3 Calculation of Redemption Price Based on Market Price

Subject to section 6.6, upon receipt by the Fund of the notice to redeem Units in accordance with section 6.2, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "Market Redemption Price") equal to the lesser of:

(a) 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Units were tendered to the Fund for redemption; and

(b) the "closing market price" on the principal market on which the Units are quoted for trading, on the date that the Units were so tendered for redemption.

The "market price" shall be an amount equal to the simple average of the closing price of the Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the "closing price" shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the "closing market price" on each of the 10 trading days. The "closing market price" shall be: an amount equal to the closing price of the Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on that particular day; or the average of the last bid and last ask prices if there was no trading on the date.

6.4 Cash Payment of Market Redemption Price

Subject to section 6.5, the Market Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Fund of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

6.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 6.4 shall not be applicable to Units tendered for redemption by a Unitholder if the total amount payable by the Fund pursuant to section 6.4 in respect of such Units and all other Units tendered for redemption in the same calendar month exceeds $100,000 provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month by the Fund issuing, to the Unitholders who exercised the right of redemption, promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Units tendered for redemption, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially similar to those of the Notes.

Upon such issuance of Redemption Notes, the Fund shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

6.6 Calculation of Redemption Price in Certain Other Circumstances

Section 6.3 shall not be applicable to Units tendered for redemption by a Unitholder if:

(a) at the time the Units are tendered for redemption, the outstanding Units of the Fund are not listed for trading on the Toronto Stock Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, provides representative fair market value prices for the Units; or

(b) the normal trading of the outstanding Units of the Fund is suspended or halted on any stock exchange on which the Units are listed for trading or, if not so listed, on any market on which the Units are quoted for trading, on the date that such Units were tendered for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Units were tendered for redemption,

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Unit (herein referred to as the "Appraised Redemption Price")

equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which the Units were tendered for redemption. The Appraised Redemption Price payable in respect of Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Units were tendered for redemption, at the option of the Fund, by:

(i) cash payment, in which case the provisions of section 6.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 6.5, in which case the provisions of section 6.5 shall apply *mutatis mutandis*.

6.7 Cancellation of Certificates for all Redeemed Units

All Unit Certificates which are redeemed under this Article 6 shall be cancelled and the Units redeemed shall no longer be outstanding and shall not be reissued.

6.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

ARTICLE 7
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

7.1 Trustee's Term of Office

Subject to section 7.2 and 7.3, Computershare Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Fund. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in section 7.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Declaration of Trust until a successor has been appointed under section 7.4.

7.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in section 7.4, and (ii) the legal and

valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

7.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that at any time, the Trustee shall no longer satisfy all of the requirements in section 7.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Declaration of Trust (after receiving five Business Days notice of such failure to perform and an opportunity to cure such failure to perform during such notice period, and after taking account of any delegation of responsibilities contemplated by the Declaration of Trust). No decision to remove the Trustee under this section 7.3 shall become effective until (i) approved by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under section 7.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the Trustee which is to be removed.

7.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by an Ordinary Resolution of Unitholders under section 7.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of section 7.6.

(b) Subject to section 7.6, the Corporation may appoint a successor to any Trustee which has been removed by an Ordinary Resolution of the Unitholders under section 7.3, or which has not been reappointed under section 7.1, if the Unitholders fail to do so at such meeting.

(c) Subject to section 7.6, the Corporation may appoint a successor to any Trustee which has given a notice of resignation under section 7.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of section 7.2(ii).

7.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with section 7.2, or who has received notice of removal in accordance with section 7.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The Trustee shall be reimbursed by

the Corporation for all costs and expenses of the Trustee relating to obtaining court approval of a successor. The appointment of such successor by such court shall not require the approval of Unitholders.

7.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 7 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Declaration of Trust.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee

Subject to the terms and conditions of this Declaration of Trust or other contracts or obligations of the Trustee or the Fund, the Trustee shall have, without further or other action or consent, and free from any power of control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Fund and over the affairs of the Fund to the same extent as if the Trustee was the sole and absolute owner of such property in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out any of the purposes of the Fund or conducting the affairs of the Fund. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustee. The enumeration of any specific power or authority herein (including pursuant to section 8.2) shall not be construed as limiting the general power or authority or any other specified power or authority conferred herein on the Trustee. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

8.2 Specific Powers and Authorities

Subject only to the express limitations contained herein or in other contracts or obligations of the Trustee or the Fund, and in addition to any powers and authorities conferred by this Declaration of Trust (including, without limitation, section 8.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) to supervise the activities and manage the investments and affairs of the Fund;

(b) to issue (i) Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other

securities to purchase, convert into or exchange into Units, including without limitation, instalment or subscription receipts or similar securities; (ii) Special Voting Rights, or; (iii) debentures, notes, or other evidences of indebtedness of the Fund and to accept subscriptions for such securities and to issue Units and such other securities pursuant thereto;

(c) to maintain books and records;

(d) to calculate the amount and determine the frequency of distributions to Unitholders;

(e) to effect payments of distributions to Unitholders, including receiving funds and mailing cheques to Unitholders;

(f) to provide timely reports to Unitholders in accordance with the provisions hereof;

(g) to deposit funds of the Fund in interest-bearing accounts in banks, the Alberta Treasury Branch or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(h) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Fund, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(i) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j) to collect, sue for and receive all sums of money coming due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Fund, the assets of the Fund or the Fund's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, mediation, adjudication or settlement thereof; provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee

shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this subsection;

(k) to arrange for insurance contracts and policies insuring the assets of the Fund against any and all risks and insuring the Fund and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustee or Unitholders;

(l) to cause legal title to any of the assets of the Fund to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Fund, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Fund or the Trustee is interested therein, provided that should legal title to any of the assets of the Fund be held by and/or in the name of any person other than the Trustee or the Fund, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Fund;

(m) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(n) to pay out of the Fund the Fund Expenses;

(o) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Declaration of Trust;

(p) to guarantee the obligations of the Corporation or any other Affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from hedging instruments incurred by the Corporation or any such Affiliate, as the case may be, and pledging securities issued by the Corporation or the Affiliate, as the case may be, as security for such guarantee provided that such guarantee is incidental to the Fund's direct or indirect investment in the Corporation or any such Affiliate or the business and affairs (existing or proposed) of the Corporation or any such Affiliate, and each such guarantee entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Fund;

(q) notwithstanding any limitations contained in this Declaration of Trust or any other contracts or obligations of the Trustee or the Fund and the introductory proviso to this section 8.2, to enter into on behalf of the Fund and observe and perform its obligations and the obligations of the Fund under any agreements with any Lender, including, without limitation, compliance with any provisions thereof

which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Fund;

(r) to enter into a subordination agreement with any Lender to the Corporation or any Affiliate of the Fund pursuant to which the Fund agrees to subordinate its right to receive income and to be paid on the Notes by the Corporation (or any other obligations of the Corporation or any Affiliate to the Fund) to the right of any such Lender to be paid obligations owing to it by the Corporation or any Affiliate of the Fund, and which agreement may further provide, without limitation, that in the event of a default by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of the Notes (or other such obligations) to the Fund and the Fund will not make any further cash distributions to Unitholders, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Fund;

(s) to use reasonable efforts to ensure that the Fund complies at all times with the requirements of subsections 108(2) and 132(6) of the Tax Act;

(t) to advance any amount to the Corporation or other Affiliate of the Fund as a loan;

(u) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) amounts in respect of Permitted Investments and Subsequent Investments;

(ii) Issue Expenses; and

(iii) Underwriting Fees payable in connection with any Offering;

all as contemplated by, this Declaration of Trust;

(v) without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purposes of carrying out the purposes of the Fund or for other expenses incurred in connection with the Fund and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Fund or engage in any other means of financing the Fund;

(w) to charge, mortgage, hypothecate and/or pledge on behalf of the Fund all or any of the currently owned or subsequently acquired monies, properties and assets

comprising the Trust Fund to secure any monies borrowed, and to execute and deliver a guarantee or other assurance in favour of any Lender for the obligations of the Corporation or any Affiliate of the Trust or the Corporation and any security, deposit or offset agreements or arrangements in respect of any such guarantee or assurance and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Fund;

(x) to form any subsidiary of the Fund for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the board of directors of the Corporation;

(y) to indemnify the directors and officers of the Corporation;

(z) to enter into, perform and enforce the contracts of the Fund;

(aa) to enter into and perform the obligations of the Fund under the Administration Agreement between the Fund and the Corporation dated the Date of Closing (the "Administration Agreement"); and

(bb) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Declaration of Trust.

8.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Declaration of Trust:

(a) The Trustee shall not vote the Shares with respect to the election or removal of directors of the Corporation or the appointment or removal of auditors of the Corporation without the approval of the Unitholders by Ordinary Resolution adopted at a meeting of Unitholders called for that purpose;

(b) The Trustee shall not vote the Shares or Notes, as the case may be, to authorize:

(i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(ii) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's shares in a manner which may be prejudicial to the Fund;

(v) any material amendment or alteration of the Notes or the note indentures or other documents governing the terms of the Notes, but excluding any amendments or alterations required to issue additional series of Notes, which may be prejudicial to the Fund; or

(vi) the taking of any steps or actions with respect to an event of default (except providing notice of such event of default to holders of Notes as is contemplated in the note indenture or other document governing such Notes) by the trustee under the note indentures or other documents governing the Notes;

without the approval of the Unitholders by Special Resolution adopted at a meeting of Unitholders called for that purpose.

(c) The Trustee shall not, without the approval of the board of directors of the Corporation, vote the Shares or Notes, as the case may be, to authorize or otherwise authorize, direct or effect:

(i) any sale, transfer or other disposition of securities issued by the Corporation, including the Shares and Notes or any amendment or alteration of the Notes or the note indentures or other documents governing the terms of the Notes;

(ii) any issuance of securities, including the securities described in Section 4.1(e) hereof, of the Fund;

(iii) any acquisition or investment in securities of any entity, including without limitation, bodies corporate, partnerships or trusts;

(iv) any borrowing of funds, incurring any other form of indebtedness or otherwise obtaining credit in the name of the Fund;

(v) any amendment to the articles of the Corporation; or

(vi) any disposition of any part of the Trust Fund.

(d) The Trustee shall not, without the approval of the Unitholders by Special Resolution adopted at a meeting of Unitholders called for that purpose and provision of the notice required pursuant to the terms thereof, terminate the Administration Agreement.

8.4 Banking

The banking activities of the Fund, or any part thereof, may be transacted with such bank, trust company, or other firm or corporation carrying on a banking business (including the Trustee or an affiliate of the Trustee) as the Trustee may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Fund's behalf by one or more officers of the Trustee or other persons (who may be officers or employees of the Corporation) as the Trustee may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Fund's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Fund; the execution of any agreement relating to any property of the Fund; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Fund's behalf to facilitate such banking activities.

8.5 Standard of Care and Duties

Except as otherwise provided herein, the Trustee shall comply with any agreements contemplated hereby which may be binding on the Trustee or the Fund and shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Fund and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Fund.

8.6 Fees and Expenses

The Trustee shall be paid by the Fund such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid out of the Trust Fund. As part of the Fund Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Fund, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Fund and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under section 8.8) properly incurred by the Trustee on behalf of the Fund shall be payable by the Fund, and if any such costs, charges and expenses are not paid within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid out of the Trust Fund. The Trustee shall have a lien on the Trust Fund to enforcement payment of the fees, costs, expenses and other amounts payable or reimbursable by the Fund to the Trustee.

8.7 Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Fund or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Declaration of Trust, including, without limitation, entering into the Administration Agreement and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Declaration of Trust or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers and duties conferred upon, granted, allocated and delegated to the Corporation hereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers and duties to the Corporation in accordance with the terms of this Declaration of Trust or under the Administration Agreement, unless such liabilities arise directly from the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, advisor, or Counsel with respect to any matter connected with its duties under this Declaration of Trust or any other contract, the Trustee may act or refuse to act based on the advice of such expert, advisor or Counsel, and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in section 8.5 hereof, the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the Trustee's good faith reliance on the advice of any such expert, advisor or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Declaration of Trust, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Fund and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund or the Trust Fund.

8.8 Indemnification of Trustee

The Fund (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Fund and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, in respect of the administrator's providing or omitting to provide services to the Fund or otherwise performing obligations pursuant to the Administration Agreement or as delegated or otherwise contemplated hereunder;

(c) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes or other tax matters; and

(d) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Fund;

in each case including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to the indemnified parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceedings, investigation or claim that may be made or threatened against any indemnified party, or that may be incurred in enforcing this indemnity, unless and to the extent any of the foregoing have resulted directly from the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders, in which case the provisions of this section 8.8 shall not apply.

8.9 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent or the Trustee shall be bound to make any inquiry concerning the validity of any transaction proposing to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Fund.

8.10 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Corporation becomes aware that the Units have ceased to be eligible investments for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Fund or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice.

8.11 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Trustee as to the beneficial ownership of Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident.

8.12 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 11 or to commence to wind up the affairs of the Fund pursuant to Article 13 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred as a result of such act and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

8.13 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Declaration of Trust shall survive the termination of this Declaration of Trust under Article 13 and the removal or resignation of the Trustee under Article 7.

8.14 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Declaration of Trust, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Fund have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Fund or the Corporation contracts or deals or which supplies services to the Fund or the Corporation;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Fund, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain, including other trusts with whom the Fund or the Corporation may enter into any transaction; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Fund or the relationships, matters, contracts, transactions, affiliations or other interests stated in this section 8.14 without being liable to the Fund or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.15 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

8.16 Contractual Obligations of Fund

In respect of any obligations or liabilities being incurred by the Fund or the Trustee on behalf of the Fund, the Trustee and the Fund shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders nor the Trustee have any personal liability or obligations in respect thereof.

ARTICLE 9
DELEGATION AND ALLOCATION OF POWERS

9.1 The Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to the general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Fund including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). It is acknowledged that the Trustee and the Corporation have entered into the Administration

Agreement pursuant to the authority provided for hereunder, contemporaneously with this Declaration of Trust.

9.2 Responses to Offers

Without limiting any other provision of this Article 9, the Trustee hereby delegates to the Corporation the full power, authority and responsibility in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Units or for all or substantially all of the property and assets of the Fund or the Corporation or any subsidiary of the Corporation or the Fund (an "Offer") including (i) any Unitholder rights protection plan either prior to or during the course of any Offer; (ii) any action either prior to or during the course of any Offer in anticipation of or in response to an Offer; (iii) the preparation of any "Directors Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any related matters and (vi) the carriage of all related and ancillary matters; and the Corporation accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Fund and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Fund as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

9.3 Offerings

Without limiting any other provision of this Article 9, the Trustee hereby delegates to the Corporation the power, authority and responsibility for any and all matters in relation to any Offering including:

(a) all matters concerning the terms of and the sale or issuance of: (i) Units or any rights, warrants (including so called "special warrants" which may be exercisable for no additional consideration), options or other securities to purchase, convert into or exchange into Units including without limitation, instalment or subscription receipts or similar securities; (ii) Special Voting Rights; or (iii) any debentures, notes or evidences of indebtedness of the Fund.

(b) the terms of and all matters concerning any Underwriting Agreement;

(c) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

(d) ensuring compliance with all applicable laws;

(e) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof;

(f) the listing and maintaining of the listing of the Units on the Toronto Stock Exchange or such other or additional securities exchanges; and

(g) the powers and authorities of the Fund that are necessary or desirable to enable the Corporation to fully implement each decision made by it within the scope of the power, authority and responsibility delegated to it hereunder including, without limitation, the power to further delegate from time to time, such powers and authorities, or any of them, to such person or persons the Corporation determines appropriate and qualified to exercise such power and authorities,

The Corporation accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Fund and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Fund as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

9.4 Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall not have any liability or responsibility in respect of prospectuses, offering memoranda, rights offering circulars, other Offering Documents, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, takeover bid or issuer bid circulars, material change reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements or documents related thereto (including, without limitation, stock exchange related matters, underwriting and indemnity agreements and ancillary matters). Such matters shall be the sole and exclusive responsibility of the Corporation, not by way of a delegation but by way of an allocation of responsibilities under this Declaration of Trust and by executing this Declaration of Trust, the Corporation acknowledges such responsibilities. In furtherance thereof, where certification is required under securities laws, the Corporation (which may authorize any directors or officers of the Corporation to do so) shall execute such certification on behalf of the Fund, and shall seek not to have any certification on behalf of the Fund by the Trustee.

9.5 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder or under the Administration Agreement, and the Trustee, in relying upon the Corporation and in entering into the Administration Agreement, shall be deemed to have complied with its obligations under section 8.5 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

ARTICLE 10
AMENDMENT

10.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by the Trustee with the consent of the Unitholders by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Fund;

(b) providing, in the opinion of the Trustee, additional protection for the Unitholders;

(c) removing or curing any conflicts or inconsistencies in this Declaration of Trust or making minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders; or

(d) making amendments which, in the opinion of the Trustee, are necessary or desirable and in the interests of the Unitholders as a result of changes in taxation laws;

but notwithstanding the foregoing, no such amendment shall reduce the fractional undivided interest in the Trust Fund represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this section 10.1 without the consent of the holders of all of the Units then outstanding.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 10, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2004, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 5% of the

Units then outstanding, such request specifying in reasonable detail the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. If the Trustee calls a meeting of Unitholders, it may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means that permit all participants to communicate adequately with each other during the meeting. The Chairman of any annual or special meeting shall be the first mentioned of such of the following officers of the Corporation as have been appointed and who is present at the meeting: chairman, president, executive vice-president, corporate development or a vice-president who is a Unitholder for the purpose of such meeting except that, on the motion of any Unitholder, any person present at such meeting may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no such officer is present at the meeting.

11.2 Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of Unitholders shall be entitled to participate in the meeting by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means if the Fund has made available such communication facilities and provided that the Chairman of the meeting is satisfied that all participants will be able to communicate adequately with each other during the meeting. For purposes of this Declaration of Trust, the phrase "present in person" shall include those persons who participate in a meeting by means of a telephonic, electronic or other communication facility, including, without limitation, teleconferencing, video conferencing, computer link, webcasting, or other similar means if the Fund has made available such communication facilities for purposes of the meeting in accordance with section 11.2 hereof.

11.3 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage pre-paid, addressed to each Unitholder and Special Right Holder at his or her last address on the books of the Fund, or where such Unitholder or Special Right Holder has consented in accordance with applicable securities laws to receive such materials in an electronic format, by delivery of notice in electronic format, mailed or delivered, as the case may be, at least 21 days and not more than 50 days before the meeting or within such other time frame as is required pursuant to securities laws applicable to reporting issuers in the Provinces of Alberta and Ontario from time to time. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasonable judgment thereon, together with the text of any resolution or Special Resolution, at the time of mailing or delivery of the notice, proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder or a Special Right Holder shall not invalidate any resolution passed at any such meeting.

11.4 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attaching to all outstanding Units and Special Voting Rights, if any. For the purposes of determining such quorum, the holders of Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Units equivalent in number to the votes attaching to such Special Voting Rights for which the holder has instructions to vote or withhold from voting from the holder(s) of the associated Exchangeable Securities in accordance with the applicable voting and exchange trust agreement. In the event a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders and/or Special Right Holders, if any, present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.5 Voting Rights of Unitholders

(a) Only Unitholders and Special Right Holders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit to one vote on a poll vote at any meeting of Unitholders. Each Special Voting Right shall entitle the holder thereof to a number of votes equal to the number of Units into which the Exchangeable Security to which such Special Voting Right relates is, directly or indirectly, exchangeable or convertible (other than in respect of Exchangeable Securities which have been so exchanged or converted and are held by the Fund or an affiliate thereof). Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote or if the Fund has made available such communication facilities, by signifying by telephonic, electronic or other communication, or by a combination thereof. Upon a show of hands or by signifying by telephonic, electronic, or other means of communication or by a combination thereof, every person who is present and entitled to vote shall have one vote. At any meeting of Unitholders, any person entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder or Special Right Holder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time which proxies are to have been received as set forth in the notice of meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented

whose name appears first in the register maintained pursuant to section 12.3 shall be entitled to cast such vote.

(b) On any question or resolution proposed for consideration at a meeting of Unitholders, and whether or not a vote by either a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof has been taken thereon, the Chairman or any person who is present and entitled to vote on such question or resolution at the meeting may demand a ballot. Voting on Special Resolutions shall be by ballot. If a ballot is taken, each person present in person, by telephonic, electronic or other means of communication or by a combination thereof, and entitled to vote, shall be entitled to vote on such ballot.

11.6 Resolution

(a) The Trustee shall, in accordance with an Ordinary Resolution passed by the Unitholders:

  (i) appoint or remove the Auditors so as to ensure the auditors of the Fund to be appointed or removed, as the case may be, are those selected by the unitholders pursuant to such Ordinary Resolution in accordance with section 16.2 or 16.3;

  (ii) appoint or remove the directors of the Corporation so as to ensure the directors to be appointed or removed, as the case may be, are those selected by the unitholders pursuant to an Ordinary Resolution in accordance with section 17.1 or 17.2; and

  (iii) resign if removed pursuant to section 7.3;

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

  (i) subject to section 10.1, amend this Declaration of Trust;

  (ii) subdivide or consolidate Units;

  (iii) sell lease or otherwise dispose of all or substantially all of the assets of the Corporation or the Fund, authorize and approve the amalgamation or arrangement between the Corporation and any other corporation, amend the articles of the Corporation, amend the Notes or the note indentures or other documents governing the terms of the Notes and authorize and request the trustee under the note indentures or other documents governing the terms of the Notes to take such steps or actions with respect to an event of default under the Notes as are authorized by the Unitholders;

  (iv) provide the required notice and terminate the Administration Agreement; and

(v) commence to wind up and wind up the affairs of the Fund as provided in section 13.2.

Except with respect to the above matters set out in this section 11.6, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter arising out of this Declaration of Trust at a meeting of Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust. For greater certainty, any action taken or resolution passed in respect of any matter arising outside of this Declaration of Trust (i.e., regulatory or stock exchange required approvals) are not, by virtue of the terms of this Declaration of Trust, required to be approved by a Special Resolution of Unitholders.

11.7 Meaning of "Special Resolution"

(a) The expression "Special Resolution" when used herein means, subject to the remainder of this Article 11, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more persons present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attaching to all Units and Special Voting Rights, if any, then outstanding (determined in accordance with section 11.4 hereof) and approved by more than 66⅔% of the votes cast on a poll in respect of the resolution by or on behalf of Unitholders and Special Right Holders present in person or represented by proxy at the meeting. For the purposes of determining such percentage, the holders of Special Voting Rights who are present or represented by proxy at the meeting shall be regarded as representing outstanding Units equivalent in number to the votes attaching to such Special Voting Rights for which the holder has instructions to vote or withhold from voting from the holder(s) of the associated Exchangeable Securities in accordance with the applicable voting and exchange trust agreement and such Special Voting Rights shall be deemed to be voted according to such instructions.

(b) Notwithstanding section 11.4, if at any meeting at which a Special Resolution is proposed to be passed a quorum, as determined in accordance with section 11.4 hereof, is not established within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in section 11.3. Such notice shall state that at the adjourned meeting the Unitholders and Special Right Holders, if any, present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders and Special Right Holders, if any, present in person or by proxy

shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this section shall be a Special Resolution within the meaning of this Declaration of Trust, notwithstanding that the holders of less than 10% of the votes attaching to all Units and Special Voting Rights, is any, then outstanding are represented in person or by proxy at such adjourned meeting.

(c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

11.8 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder and every Special Voting Right issued hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or Transfer Agent for cancellation or automatically redeemed and cancelled in accordance with subsection 3.2(b) hereof, provided that:

(a) when a new Unit Certificate has been issued in substitution for a Unit Certificate which has been lost, stolen or destroyed or mutilated, only one of such Unit Certificates shall be counted for the purposes of determining the number of Units outstanding; and

(b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Units and Special Voting Rights to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units and Special Voting Rights owned directly or indirectly, legally or equitably, by the Fund, the Corporation or any affiliate thereof shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units and Special Voting Rights which the Trustee knows are so owned shall be so disregarded; and

(ii) Units and Special Voting Rights so owned which have been pledged in good faith other than to the Fund, the Corporation or an affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Units and Special Voting Rights in his or her discretion free from the control of the Fund, the Corporation or any affiliate thereof.

11.9 Record Date for Voting

For the purpose of determining the Unitholders and Special Right Holders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 30 days prior to the date of any meeting of Unitholders, or such shorter date as securities laws and policies may permit, as a record date for the determination of Unitholders and Special Right Holders entitled to vote at such meeting or any

adjournment thereof; and any Unitholder or Special Right Holder who was a Unitholder or Special Right Holder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder or Special Right Holder has since that time disposed of his or her Units or Exchangeable Securities, and no Unitholder or Special Right Holder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under section 11.3.

11.10 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Unitholders and Special Right Holders shall be binding upon all the Unitholders and Special Right Holders, if any, as the case may be, whether present at or absent from such meeting, and each and every Unitholder and Special Right Holder, if any, as the case may be shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.11 Solicitation of Proxies

A Unitholder or Special Right Holder shall have the right to appoint a proxy to attend and act for the Unitholder or Special Right Holder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders and Special Right Holders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with the provisions of Canadian securities legislation applicable to the solicitation of proxies.

11.12 No Breach

Notwithstanding any provisions of this Declaration of Trust, neither the Unitholders nor Special Right Holders shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Fund in manner which would constitute a breach or default by the Fund or the Trustee under any agreement binding on or obligation of the Fund or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

12.1 Nature of Units

(a) The nature of a Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in sections 2.5, 2.6 and 3.1, and the provisions of this Article 12 shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Units, if desirable to issue them to Unitholders and the recording of all transactions in respect of Units and Unit Certificates whether by the Fund, securities dealers, stock exchanges, transfer agents, registrars or other persons. Units shall be issued in the form of the Unit Certificate. A Global Unit Certificate

(a "Global Unit Certificate") may be issued in the name of and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "Depository"), as custodian of such Global Unit Certificate and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Units represented by a Global Unit Certificate will be entitled to a certificate or other instrument from the Fund or the Depository evidencing that purchaser's ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as depository and the Fund is unable or does not wish to locate a qualified successor. Beneficial interests in a Global Unit Certificate will be represented only through the Book-Entry System. Transfers of Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to Unitholders shall, where such Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Units outstanding, such direction or consent may be given, subject to the voting rights of the holders of Special Voting Rights, by Unitholders acting through the Depository and the CDS Participants owning Units evidencing the requisite percentage of the Units. The rights of a Unitholder whose Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective Unitholders and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Units are held through the Depository, if any notice or other communication is required to be given to Unitholders, the Trustee and the Transfer Agent will give all such notices and communications to the Depository.

(d) If the Depository resigns or is removed from its responsibilities as depository and the Trustee is unable or does not wish to locate a qualified successor, the Depository shall surrender the Global Unit Certificate to the Transfer Agent with instructions from the Depository for registration of Units in the name and in the amounts specified by the Depository and the Fund shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Units then outstanding in the form of definitive Unit Certificates representing such Units.

12.2 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) Unit Certificates, if any, shall comply with the requirements of the Toronto Stock Exchange (or such other exchange upon which the Units are listed) and applicable securities laws in force from time to time and currently may be prepared in the customized bank note form with vignette or in the generic form in compliance with The Security Transfer Association of Canada generic certificate requirements.

(c) Unit Certificates, if any, shall be in both English and French language.

(d) In the event that any provision of the Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Until otherwise determined by the Trustee, each such certificate shall legibly set forth on the face or the reverse side thereof, inter alia, the following:

(i) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Fund or the obligations or the affairs of the Fund and all such persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Fund only shall be subject to levy or execution", or words of like effect;

(ii) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Fund" or words of like effect; and

(iii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

12.3 Register of Unitholders

A register shall be kept at the principal corporate trust office in Calgary, Alberta of the Transfer Agent, and in such other places as may be required by law or by any stock exchange upon which Units may be traded, which register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of the Unit

Certificates and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. Only Unitholders whose Unit Certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Fund as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

12.4 <u>Transfer of Units</u>

(a) Subject to the provisions of this Article 12 and to section 3.8 hereof, the Units shall be fully transferable without charge as between persons, but no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee, the Fund or the Transfer Agent. No transfer of a Unit shall be recognized unless such transfer is of a whole Unit.

(b) Subject to the provisions of this Article 12 and to section 3.8 hereof, Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Fund or to the Transfer Agent of the Unit Certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee or the Transfer Agent. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new Unit Certificate for the Units shall be issued to the transferee and a new Unit Certificate for the balance of Units not transferred shall be issued to the transferor.

(c) Any person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new Unit Certificate therefor only upon production of evidence satisfactory to the Trustee or the Transfer Agent and delivery of the existing Unit Certificate to the Trustee or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Fund or the Transfer Agent where registers are maintained for Unit Certificates pursuant to the provisions of this Article 12. Any Unit Certificates tendered for

exchange shall be surrendered to the Trustee or appropriate Transfer Agent and then shall be cancelled.

12.5 Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Fund, but no entry shall be made in the register or on any Unit Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Unit Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Unit Certificate is registered in more than one name, the distributions (if any) in respect hereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

12.6 Performance of Trust

The Trustee and the Unitholders shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.7 Lost Certificates

In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee or the Transfer Agent may authorize the issuance of a new Unit Certificate for the same number of Units in lieu thereof. The Trustee or the Transfer Agent may in its discretion, before the issuance of such new Unit Certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee or the Transfer Agent may deem necessary, to surrender any mutilated Unit Certificate and may require the applicant to supply to the Fund a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Fund and the Transfer Agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificates. The Trustee shall pay all premiums and other sums of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take

such action to replace any lost, stolen, destroyed or mutilated Unit Certificate without further action or approval by the Trustee.

12.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Fund shall not terminate the Fund or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Unit Certificate for Units in place of the Unit Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

12.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to set same aside and hold the same in a current interest-bearing account pending payment to the person or persons entitled thereto.

12.10 Repayment of Unclaimed Funds or Trust Units

Any funds unclaimed or which cannot be paid as indicated in section 12.9, not claimed or paid within ten years, or such shorter time period as is permissible in accordance with applicable law, after the date of such setting aside shall be repaid and delivered to the Fund by the Trustee and thereupon the Trustee shall be released from all further liability with respect to such funds and thereafter the person(s) in respect of which such funds were so repaid to the Fund shall have no rights in respect thereof except to obtain payment and delivery of such funds from the Fund subject to any applicable limitation provided by law. Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of ten years (or such other applicable time period) after the setting aside described above to the Fund upon receipt from the Fund, or the Corporation, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Fund prior to the expiry of ten years (or such other applicable time period) after such setting aside, the Fund shall reimburse the Trustee for any funds so set aside which are required to be paid by the Trustee to a person after the date of such payment of the remaining funds to the Fund but prior to ten years (or such other applicable time period) after such setting aside.

12.11 Offers for Units

(a) In this section 12.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in subsection 12.11(b) and includes any assignee of the

Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(ii) **"Offer"** means an offer to acquire outstanding Units where, as of the date of the offer to acquire, the Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units;

(iii) **"offer to acquire"** includes an acceptance of an offer to sell;

(iv) **"Offeror"** means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Units;

(v) **"Offeror's Notice"** means the notice described in subsection 12.11(c); and

(vi) **"Offeror's Units"** means Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror;

(b) If an Offer for all of the outstanding Units (other than Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with subsections 12.11(c) and 12.11(e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Units held by Dissenting Unitholders pursuant to subsection 12.11(b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Unit Certificate(s) to the Fund within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection 12.11(c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Unit Certificate(s) to the Fund, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection 12.11(c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection 12.11(b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under subsection 12.11(e). The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection 12.11(c), the Trustee, if the Offeror has complied with subsection 12.11(e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection 12.11(d) the consideration to which such Dissenting Unitholder is entitled under this section 12.11; and

(iii) send to each Dissenting Unitholder who has not complied with subsection 12.11(d) a notice stating that:

(A) his or her Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Unit Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Fund.

ARTICLE 13
TERMINATION

13.1 Term of Fund

Subject to the other provisions of this Declaration of Trust, the Fund shall continue for a term ending on 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 2, 1996. For the purpose of terminating the Fund by such date, the Fund shall commence to wind-up the affairs of the Fund on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Fund.

13.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Fund at any meeting of Unitholders duly called for the purpose of considering termination of the Fund, following which the Trustee shall commence to wind-up the affairs of the Fund; provided that such a vote may only be held if the Trustee calls such meeting or if requested in writing by the holders of not less than 20% of the outstanding Units and, in either case, a quorum of holders of not less than 20% of the outstanding Units are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Fund, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Fund shall be closed.

13.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence to wind-up the affairs of the Fund, the Trustee shall carry on no activities except for the purpose of winding-up the affairs of the Fund as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Declaration of Trust.

13.5 Sale of Investments

After the date referred to in section 13.4, the Trustee shall proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreement binding on or obligations of the Fund and the Trustee, sell and convert

into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under section 13.2).

13.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their pro rata shares based on the number of Units held by such Unitholders at the time of termination of the Fund.

13.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six (6) months after the time specified in the notice referred to in section 13.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one (1) year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their pro rata share of the amounts referred to in section 13.6, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into Court.

13.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Fund after the date referred to in section 13.4 and, after such sale, the sole obligation of the Trustee under this Declaration of Trust shall be to hold such proceeds in trust for distribution under section 13.6.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in section 10.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution.

ARTICLE 15
GENERAL

15.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust, where not specified otherwise, shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted. Notices or other documents required to be sent or otherwise given to Unitholders hereunder shall be sufficiently given if provided in the form of an electronic document provided the Unitholder has consented pursuant to applicable securities legislation, to receive the notice or document in such form.

(b) Any notice to the Trustee under this Declaration of Trust shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Computershare Trust Company of Canada at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Manager Corporate Trust Department (Fax (403) 267-6598) or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(c) Any notice to the Corporation under this Declaration of Trust shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 3408, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: President or may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(d) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Declaration of Trust.

(e) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given pursuant to subsections 15.1(b) and (c) could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

15.5 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Fund, a copy of this Declaration of Trust and any indenture supplemental hereto.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Units; or

any other matter relating to the affairs of the Fund.

15.6 Income Tax: Obligations of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Tax Act (including any obligations of the Fund under Part XIII of the said Act) and neither the Fund nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

15.7 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each fiscal year, the Fund shall make such designations, determinations and allocations with respect to any amounts or portions of amounts which it has received, distributed, declared payable or allocated to Unitholders in the year including, without restricting the generality of the foregoing, designations with respect to dividend income and realized capital gains or with respect to any expenses incurred by the Fund or any tax deductions to which the Fund may be entitled, all as the Corporation in its sole discretion shall deem to be reasonable and equitable.

15.8 Income Tax: Deductions

The Trustee shall claim the maximum deductions available to the Fund for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of the Fund to nil or such lesser amounts as the Trustee may determine to be in the best interests of the Unitholders.

15.9 Fiscal Year

The fiscal year of the Fund shall end on December 31 of each year.

15.10 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Fund. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Fund, a list of the assets of the Trust Fund from time to time and a copy of this Declaration of Trust and the Administration Agreement with any amendments thereto.

15.11 Financial Disclosure

The Fund will provide to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders, the annual financial statements of the Fund for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in section 16.4; and

(b) within 60 days after the end of each fiscal quarter of the Fund, unaudited quarterly financial statements of the Fund for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Provided, however, that the Fund shall be required and entitled to provide unitholders with such financial statements within such other time frame as is required pursuant to securities laws applicable to reporting issuers in the Provinces of Alberta and Ontario from time to time. Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

15.12 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) a management proxy circular substantially similar to a circular which the directors of a corporation subject to the CBCA would be required to provide to the shareholders of the corporation in such circumstances.

15.13 Taxation Information

On or before March 31 in each year, the Fund will provide to Unitholders who received distributions from the Fund in the prior calendar year, such information and forms as may be

needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the Tax Act and equivalent provincial legislation in Canada.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

16.2 Appointment of Auditors

Deloitte & Touche LLP, Chartered Accountants were reappointed as the auditors of the Fund on May 8, 2003, to hold such office until the next annual meeting of the Unitholders. The Auditors will be selected at each succeeding annual meeting of Unitholders. The Trustee shall place before any Unitholder meeting to consider the appointment of auditors of the Fund, as nominee for appointment as Auditors, those persons designated by the board of directors of the Corporation.

16.3 Removal of Auditors

The Auditors may at any time be removed by the Trustee in accordance with an Ordinary Resolution passed by the Unitholders at a meeting duly called for such purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee in accordance with an Ordinary Resolution passed by the Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustee.

16.4 Reports of Auditors

The Auditors shall audit the accounts of the Fund at least once in each year and a report of the Auditors with respect to the annual financial statements of the Fund shall be provided to each Unitholder with the annual financial statements referred to in section 15.11.

ARTICLE 17
DIRECTORS OF THE CORPORATION

17.1 Appointment of Directors

The directors of the Corporation will be selected at each succeeding annual meeting of Unitholders. The Trustee shall indicate the number of positions for director of the Corporation to be filled at any Unitholder meeting called to consider the election of directors of the Corporation, which number shall be the number designated by the board of directors of the Corporation. The Trustee shall place before any such Unitholder meeting, as nominee for election as a director of the Corporation, those persons designated by the board of directors of the Corporation.

17.2 Removal of Directors

Any one or more directors may at any time be removed by the Trustee in accordance with an Ordinary Resolution passed by the Unitholders at a meeting duly called for such purpose and, upon the removal of a director as aforesaid, new directors may be appointed by the Trustee in accordance with an Ordinary Resolution passed by the Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the directors of the Corporation.

ARTICLE 18
MISCELLANEOUS

18.1 Successors and Assigns

The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties and their successors and assigns.

18.2 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.3 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

IN WITNESS WHEREOF each of the parties has caused these presents to be signed and sealed as of the 7th day of October, 2003.

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________

Per: ______________________

SUPERIOR PLUS INC.

Per: ______________________

Per: ______________________

Management's Discussion and Analysis

As at March 9, 2005

Organization and Structure

The Superior Plus Income Fund (the "Fund") holds a 100% interest in Superior Plus Inc. ("Superior") consisting of investments in common share equity (the "Common Shares"), and $1.061 billion unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 13.29% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or returns of capital on the Common Shares and interest earned on the Shareholder Notes. Superior has four operating divisions: a propane retailing business operating under the trade name "Superior Propane"; a pulp chemicals business operating under the trade name "ERCO Worldwide"; a walls and ceilings construction product distribution business operating under the trade name "Winroc"; and a natural gas retailing business operating under the trade name "Superior Energy Management".

Cash Distributions

The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or returns of capital declared on the Common Shares, after interest payments to holders of the Series 1 and

Mark Schweitzer, Executive Vice-President
Corporate Development and Chief Financial Officer

Series 2 convertible unsecured subordinated debentures (the "Debentures") of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. In March 2004, the Fund declared a "top-up" distribution of $0.185 per trust unit with respect to remaining undistributed cash flow generated in 2003 and announced the discontinuance of its previous practice of paying annual top-up distributions in favour of paying out, on a regular basis, an increased proportion of expected sustainable distributable cash flow. This change in distribution practice was intended to increase the transparency of distributions paid to Unitholders and is more consistent with income fund distribution practices.

Growth of the Fund's distributable cash flow in 2004, supported three increases in the monthly rate paid to Unitholders aggregating 14% from a rate of $0.175 per trust unit paid in January 2004 to a rate of $0.20 per trust unit commencing with the September 2004 distribution. Distributions per trust unit paid with respect to 2004 and 2003 distributable cash flows were $2.28 and $2.225 per trust unit, respectively, representing a pay-out ratio of 91% for both years. See "Cash Flow and Financing Activity" for further details. Prior to 2003, 100% of distributable cash flow was paid out to Unitholders.

For income tax purposes, distributions paid in 2004 of $2.465 per trust unit are classified as other income of $1.674 per trust unit, a return of capital of $0.068 per trust unit and a dividend of $0.723 per trust unit. A summary of cash distributions since inception and related tax information is posted under the "Investor Information" section of Superior's website at www.superiorplus.com. For 2005, approximately $1.70 per trust unit is expected to be distributed in the form of other income, $0.05 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash flow from operations before changes in net working capital and after maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability and are not deducted from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expense. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Distributable cash flow increased for the eighth consecutive year, reaching a record $182.5 million or $2.51 per trust unit, compared to $145.4 million or $2.34 per trust unit generated in 2003, after adjusting for the $0.11 per trust unit one-time impact related to the timing of the issue of trust units resulting from the internalization of the management agreements in May of 2003. The management internalization transaction eliminated management incentive fees for the full year and beyond, whereas the trust units issued to finance the transaction were outstanding for only part of 2003. The 7% increase in distributable cash flow per trust unit reflects the benefits of Superior's diversification strategy. The acquisition of Winroc in June 2004, a full year's contribution from ERCO Worldwide's acquisition of Albchem Holdings Ltd. ("Albchem") in the fall of 2003, continued profitable growth from Superior Energy Management and lower Debenture interest expense, significantly outpaced lower results from Superior Propane. As outlined in


Operating Distributable Cash Flow
(millions of dollars)
92.2
99.9
115.8
3.1
112.7
189.5
3.4
77.4
108.7
217.5
14.4
5.8
91.3
106.0
2000
2001
2002
2003
2004
Superior Propane
ERCO Worldwide
Winroc
SEM

the preceding chart, the diversification of the Fund's earning base continued in 2004 with Superior Propane, ERCO Worldwide, Winroc and Superior Energy Management ("SEM") contributing 48%, 42%, 7% and 3% of operating distributable cash flow, respectively.

Net earnings were $111.2 million in 2004, compared to a net loss of $19.6 million in 2003. The 2003 net loss included the one-time expense of $141.3 million ($92.5 million after tax) related to the management internalization transaction in 2003. Net earnings for 2004 were reduced by $2.6 million of management retention bonuses, which were, in turn, paid to Superior to repay a portion of trust unit purchase loans advanced as part of the 2003 management internalization transaction. Management internalization related costs have been excluded from distributable cash flow due to the transaction's accretive nature. The remaining improvements in earnings are due to the same reasons distributable cash flow has increased. A more detailed discussion and analysis of the financial and operating results of Superior's businesses is provided on the following pages.

Superior Propane

Superior Propane generated operating distributable cash flow of $106.0 million in 2004, representing 48% of the Fund's total. Compared to 2003, Superior Propane's operating distributable cash flow decreased by $2.7 million (2%) due to lower propane sales volumes and increased maintenance capital expenditures, partially offset by improved equipment and service revenue. Condensed operating results for 2004, 2003 and the last five year average are provided in the following table. See Note 16 to the Consolidated Financial Statements for detailed comparative business segment results and page 18 of this Annual Report for selected historical information for the last five years.

(millions of dollars except per litre amounts)	2004		2003		Last Five Year Average	
Gross profit		¢/litre		¢/litre		¢/litre
Propane sales	243.2	15.7	252.5	15.5	255.2	14.8
Other services	43.5	2.8	38.1	2.3	42.8	2.5
Total gross profit	286.7	18.5	290.6	17.8	298.0	17.3
Less: Cash operating, administration and tax costs	(175.1)	(11.3)	(178.4)	(10.9)	(189.4)	(11.0)
Cash generated from operations before changes in net working capital	111.6	7.2	112.2	6.9	108.6	6.3
Maintenance capital expenditures, net	(5.6)	(0.4)	(3.5)	(0.2)	(4.7)	(0.3)
Operating distributable cash flow	106.0	6.8	108.7	6.7	103.8	6.0
Propane volumes sold (millions of litres)	1,544		1,625		1,729	

Propane sales volumes declined by 81 million litres (5%) to 1.544 billion litres in 2004, resulting in a $12.5 million reduction in propane sales gross profit compared to the prior year. Auto propane sales volumes declined by 34 million litres (14%) due to the continued structural decline in this end-use market, representing 42% of the overall decline in Superior Propane's sales volumes. Heating sales volumes declined by 34 million litres (5%) as warmer weather experienced in the first quarter, coupled with a 24% increase in average wholesale propane costs in the fourth quarter compared to the prior year period, encouraged customer conservation and reduced demand. Average temperatures in 2004 across Canada were comparable to 2003 (4% colder than the last five-year average). As shown in the following chart, wholesale propane costs in 2004 were on average 5% higher than in 2003, driven by the sharp increase in crude oil prices experienced throughout 2004. Industrial sales volumes declined by 13 million litres (2%) due to the loss of a few large volume, low margin customers during 2004. Approximately 50% of Superior Propane's sales volumes are to heating related applications and 50% are related to economic activity levels.

Propane sales margins averaged 15.7 cents per litre in 2004, increasing 1% over 2003 due to an improved business mix, reflecting the decline in low margin auto propane and industrial sales. Increased sales margins added $3.2 million to propane sales gross profit in 2004. The increase in wholesale propane prices experienced during 2004, dampened margin performance as sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers. Conversely, sales margins typically increase when propane commodity prices decline.

Relative Change in Sarnia Wholesale Propane Prices vs WTI Crude Oil and Natural Gas


Sarnia Propane
WTI Crude Oil
Average Monthly Empress Natural Gas Price @ 6.1
% change
200
150
100
50
Dec 2002
March 2003
June 2003
Sept 2003
Dec 2003
March 2004
June 2004
Sept 2004
Dec 2004

Gross profit from other services reached $43.5 million in 2004, an increase of $5.4 million (14%) over the prior year, due to increased equipment rental rates and improved profitability from service operations.

Gross profits generated in 2004 were within 4% of the five year average and have not deviated by more than 8% in each of the last five years, reflecting Superior Propane's leading market share and considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 47 market operations, with the largest five markets representing approximately 26% of cash generated from operations. Superior Propane's customer base approaches 300,000 and is well diversified geographically and across end-use applications as illustrated in the table below. Its largest customer contributed approximately 1% of gross profits in 2004.

Superior Propane Annual Sales Volumes and Gross Profit

By End-Use Application	2004		2003		By Region	2004		2003	
Applications:	Volume[1]	GP[2]	Volume[1]	GP[2]	Regions:	Volume[1]	GP[2]	Volume[1]	GP[2]
Residential	192	61.6	206	67.2	Atlantic	115	32.7	116	31.4
Commercial	363	69.1	384	80.4	Quebec	283	52.4	298	51.2
Agricultural	127	14.2	126	13.9	Ontario	348	78.4	392	82.4
Industrial	658	74.3	671	66.9	Sask./Man.	226	28.6	215	27.4
Automotive	204	24.0	238	24.1	AB/NWT/YK	345	55.1	364	57.1
Other services	–	43.5	–	38.1	BC	227	39.5	240	41.1
	1,544	286.7	1,625	290.6		1,544	286.7	1,625	290.6
Average margin[3]	15.7		15.5		Average margin[3]	15.7		15.5	

(1) Volume: Volume of propane sold (millions of litres).

(2) GP: Gross profit (millions of dollars).

(3) Average margin: Average propane sale margin (cents per litre).

Cash operating, administration and tax costs were $175.1 million, a decrease of $3.3 million (2%) from the prior year. Cash operating costs were 11.3 cents per litre in 2004, up 4% over 2003. Steps were taken during the second quarter to improve operating efficiencies, resulting in a 7% reduction in employees and improved cost performance over the second half of 2004 compared to the prior year period.

Net maintenance capital expenditures reached $5.6 million, an increase of $2.1 million over the prior year. Fleet replacement costs increased as anticipated as asset productivity improvements generated from the integration of ICG Propane have been fully realized. Net maintenance capital expenditures in 2005 are expected to rise to a sustainable level in the $7 to $9 million range.

Growth capital expenditures of $4.2 million (2003 - proceeds of $0.3 million) included the acquisition of an Ontario fuel oil distributor to pilot the expansion of Superior Propane's product line into heating oil and related products. These expenditures have been included in the "other capital expenditures" and "acquisitions" lines on the Consolidated Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

Outlook

For 2005, Superior Propane will focus on improving the performance of its core business while exploring opportunities to grow its business profitably in Canada and the United States. The $28.0 million acquisition of Foster Energy, a natural gas liquids wholesale marketing business, completed in February 2005, enhances Superior Propane's supply and logistics capabilities and increases its exposure to the retail propane market in the United States. Operating distributable cash flow is anticipated to increase modestly as continued improvement in service profitability, operating efficiency and contributions from Foster Energy, are expected to exceed higher maintenance capital requirements.

Business Risks

Competition. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. Barriers to entry are relatively low. Propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane prices are affected by crude oil and natural gas prices.

Seasonality and Weather Conditions. Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for space heating uses and also for agricultural applications, such as crop drying. Approximately three-quarters of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Propane Demand, Supply and Pricing. Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. Demand for automotive uses is presently declining at a rate of approximately 15 to 20% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometre driven. Reversal of this market trend will require increased support of governments and original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.8 billion litres of propane are produced in Canada of which about 3.8 billion litres are consumed domestically. The remainder is exported to the United States. Superior Propane's supply is currently purchased from 14 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta and accumulates propane storage positions during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale

product costs. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative gross margin fluctuations.

Fixed-Price Offerings. Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties having terms and volumes substantially the same as its customers' contracts. Gains and losses from the customer contract and the mitigating supply transaction are recorded simultaneously into income at the time of settlement. See Note 14(ii) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts.

Employee and Labour Relations. As of December 31, 2004, Superior Propane had 1,470 regular and 245 part-time employees. Approximately 422 or 29% of its employees are unionized through seven provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec with expiry dates ranging from April 2005 to June 2006. Collective bargaining agreements are renegotiated in the normal course of business and are not expected to materially affect Superior Propane's business.

Environmental, Health and Safety Risk. Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $91.3 million in 2004, representing 42% of the Fund's total. Compared to 2003, operating distributable cash flow increased by $13.9 million (18%), due principally to a full year's contribution from the acquisition of Albchem, partially offset by lower technology royalty revenue. Albchem was acquired on October 1, 2003 for $122.8 million on a debt free basis, and increased ERCO Worldwide's annual sodium chlorate production capacity by 26% to 580,000 tonnes, representing an estimated 29% share of North American sodium chlorate production capacity (21% of worldwide capacity). The integration of Albchem's operations was successfully completed during 2004, and provided expected operating synergies and flexibility and broadened ERCO Worldwide's customer base in North America and the growing Asian market.

Condensed operating results for 2004 and 2003 are provided in the following table. See Note 16 to the Consolidated Financial Statements for detailed comparative business segment results and page 18 of this Annual Report for selected historical information for the last five years.

(millions of dollars except per metric tonne ("MT") amounts)	2004		2003	
		$/MT		$/MT
Revenue				
Chemicals	370.3	571	328.7	573
Technology	25.7	40	27.6	48
Cost of sales				
Chemicals	(191.2)	(295)	(173.1)	(302)
Technology	(11.6)	(18)	(10.2)	(17)
Gross profit	193.2	298	173.0	302
Less: cash operating, administration and tax costs	(94.3)	(145)	(89.2)	(155)
Cash generated from operations before changes in net working capital	98.9	153	83.8	147
Maintenance capital expenditures, net	(7.6)	(12)	(6.4)	(11)
Operating distributable cash flow	91.3	141	77.4	136
Chemical volumes sold (thousands of MT)	649		574	

Chemical revenues reached $370.3 million in 2004, an increase of 13% over 2003, due principally to the addition of the Albchem sales volumes. Similarly, gross profit increased by 15% or $23.5 million over 2003. Average realized selling prices of $571 per tonne were comparable to the prior year as higher selling prices and $10 million realized from ERCO Worldwide's foreign exchange hedging program in 2004, offset the impact of the 7% year over year appreciation of the Canadian dollar against the United States dollar denominated sales. (See "Business Risks - Foreign Currency Rate Risk" for discussion of hedge positions). Chemical cost of sales per unit declined by 2% to $295 per tonne. The addition of the two Albchem plants facilitated improved raw material procurement performance and operating flexibility in 2004 as production can be quickly ramped up or down at minimal cost in response to customer demand, electricity costs, or maintenance requirements across its expanded network of eight sodium chlorate manufacturing facilities. Production capacity utilization averaged 96%, down slightly from 2003.

Technology revenue of $25.7 million in 2004, generated a gross profit contribution of $14.1 million, down $3.3 million from the prior year, due principally to the normal course expiry of 10 year chlorine dioxide generator royalty licenses.

Sodium chlorate sales represent approximately 81% of ERCO Worldwide's total revenue and are principally sold to bleached pulp manufacturers. Sodium chlorate is required to generate chlorine dioxide that bleaches the pulp and represents approximately 5% of the variable cost to manufacture bleached pulp. As a result, sodium chlorate sales volumes and prices tend to be very stable over time despite the volatility of bleached pulp prices (see the following chart). ERCO Worldwide's top 10 customers comprised approximately 54% of its revenues in 2004, with its largest customer representing 9% of its revenues.

Pulp Prices Compared to Sodium Chlorate Prices & Sales Volumes


Sodium Chlorate
(Source Market Wire)
NBSK
(Source Paper Loop)
Sodium Chlorate Sales Volumes
(ERCO Worldwide)
US$/tonne
800
700
600
500
400
300
200
000s Metric Tonnes
600
500
400
300
1996
1997
1998
1999
2000
2001
2002
2003
2004

Cash operating, administration and tax costs were $94.3 million in 2004, an increase of $5.1 million over the prior year, due to the full year addition of overhead costs at the two Albchem sodium chlorate plants as well as $2.1 million incurred in September to exit the calcium hypochlorite business. The elimination of calcium hypochlorite production enables increased sales of chlorine and caustic, and is anticipated to contribute to increased profitability going forward.

Maintenance capital costs of $7.6 million in 2004, increased by $1.2 million over the prior year due principally to the addition of the two Albchem sodium chlorate plants. For 2005, maintenance capital expenditures are expected to be comparable to 2004 levels.

Growth capital expenditures on the five year sodium chlorate cell replacement program continued with $4.3 million spent during 2004 ($12.2 million cumulatively). The project is approximately 45% complete with expenditures of $12.0 million anticipated over the next three years. Estimated annual electrical energy savings of $2 million are being realized. Cell design work has resulted in design modifications which are expected to result in additional electrical efficiencies. The cell replacement program is considered to be growth capital in nature as the project will improve the production efficiency of the business. Growth capital expenditures in 2003 aggregated $130.1 million, comprised of $122.8 million to acquire Albchem, $3.9 million of cell replacement expenditures, and $3.4 million to complete the sodium chlorite plant in Thunder Bay, Ontario.

During the third quarter, ERCO Worldwide entered into a long-term sodium chlorate supply agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas CMPC S.A., one of the world's leading producers of bleached pulp. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill and supply CMPC's three pulp mills located in Chile. This new plant is estimated to cost Cdn. $65 million and is scheduled to start up in mid-2006, increasing ERCO Worldwide's sodium chlorate production capacity by 10% to approximately 635,000 tonnes. Procurement and site permitting work has been initiated with expenditures of $1.4 million incurred to date. Construction costs are expected to be funded from existing revolving term bank facilities.

Outlook

ERCO Worldwide's results in 2005 are anticipated to be comparable to 2004, as increased sales volumes and prices are expected to be offset by increased electrical energy costs and the impact of the appreciation of the Canadian dollar on US dollar denominated sales. ERCO Worldwide continues to focus on opportunities to increase its operational efficiencies and to explore other growth opportunities. The construction of the new sodium chlorate plant in Chile provides a sound platform to penetrate the growing South American sodium chlorate market at minimum risk and is expected to contribute to ERCO's profitability upon start-up in 2006.

Business Risks

Competition. ERCO Worldwide, one of four global sodium chlorate producers, competes with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The business also competes with a number of smaller regional producers. Key competitive factors include price, product quality, logistics capability, reliability of supply, and technical capability and service. Of the global producers, Finnish Chemicals and Nexen Chemicals do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., Nexen Chemicals, Occidental Chemicals, and Vulcan Chemicals, in the sale of its other chemical products.

Foreign Currency Rate Risk. Approximately 49% of ERCO Worldwide's production is manufactured in Canada and sold to customers in the United States and offshore and are denominated in US dollars. ERCO Worldwide manages its exposure to fluctuations between the US and Canadian dollar by entering into hedge contracts with external third parties and internally with other Superior Plus divisions. Approximately 72%, 66%, 28% and 11% of ERCO Worldwide's parties US dollar cash flows for the years 2005, 2006, 2007 and 2008, respectively, have been hedged. (See "Foreign Currency Hedging" and Note 14(iv) to the Consolidated Financial Statements).

Supply Arrangements. ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. Electricity comprises 75% to 85% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power supply and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid. In jurisdictions where electrical costs are deregulated, fixed-price term supply contracts are entered into in order to manage production costs. Approximately 29% of ERCO Worldwide's annual power requirements are located in deregulated electricity jurisdictions, of which approximately two-thirds of their annual requirements have been sourced through fixed cost electrical contracts, for remaining terms of one to twelve years with three investment grade counter-parties. (See Note 14(iii) to the Consolidated Financial Statements).

ERCO Worldwide purchases salt from third-party suppliers at each of its plants with the exception of the Bruderheim, Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Environmental Risk. ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical

Producers Association, an association that promotes the safe and environmentally sound management of chemicals. ERCO Worldwide manages its environmental and safety risk in a manner consistent with Responsible Care protocols and strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has not had a material environmental or safety incident for over 12 years and has steadily reduced the number of safety and environmental incidents at all of its facilities.

Employee and Labour Relations. As at December 31, 2004, ERCO Worldwide has 409 employees of which approximately 157 (38%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements which expire from 2007 to 2009.

Winroc

Superior purchased Winroc, the seventh largest distributor of specialty walls and ceilings construction products in North America, effective June 11, 2004, for cash consideration of $104.2 million on a debt free basis, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a well established margin based distribution service business with characteristics similar to that of Superior Propane. The accounting for the acquisition is more fully described in Note 4 to the Consolidated Financial Statements.

Since its acquisition on June 11, 2004, Winroc has generated strong performance, contributing $14.4 million of operating distributable cash flow, representing 7% of the Fund's total. For comparison purposes, Winroc's condensed operating results for the years 2004 and 2003 are provided in the following table. In addition, selected historical information for the last five years is provided on page 19 of this Annual Report.

(millions of dollars)	June 11 – December 31	Year Ended December 31	
	2004	2004	2003
Distribution sales gross profit	46.9	79.9	61.7
Direct sales gross profit	2.6	4.4	3.6
Gross profit	49.5	84.3	65.3
Less: Cash operating, administration and tax costs	(32.5)	(56.4)	(47.4)
Cash generated from operations before changes in net working capital	17.0	27.9	17.9
Capital expenditures, net	(2.6)	(6.9)	(5.8)
Operating distributable cash flow	14.4	21.0	12.1

Operating distributable cash flow for the year ended December 31, 2004 reached $21.0 million, an increase of $8.9 million or 74% over the prior year. Distribution operations contributed $8.8 million of this increase due to the year-over-year growth in distribution branches from 27 to 32, the relocation of two existing branches to larger operating locations, and robust residential new construction demand activity, particularly in the United States. Sales revenue reached $384.8 million in 2004, an increase of 24% over the prior year. Gypsum board sales volumes from distribution operations increased by 19% over the prior year, and provide an indication of overall sales volume trends from distribution operations. Gross profit margins improved slightly over the prior year due to Winroc's increased purchasing scale. Gross profit earned from direct sales to third party distributors increased by $0.8 million over the prior year due to strong industry demand conditions and an increase in the number of distributors serviced. Cash operating, administration and tax costs were $56.4 million in 2004, an increase of 19% over the prior year period, due to increased distribution volumes and the increase in the number of operating locations. Net capital expenditures of $6.9 million in 2004 and $5.8 million in 2003, were above ongoing maintenance capital requirements as expenditures were increased in support of anticipated distribution volume growth. Maintenance capital expenditures in 2005 are expected to be in the $4 to $5 million range.

In December 2004, Winroc expanded its distribution operations into Ontario by acquiring the business of Interior Building Supplies Company Ltd. ("IBS") with operations located in Windsor, London and Cambridge, Ontario for $12.2 million on a debt free basis. The IBS acquisition cost has been included in "acquisitions" on the Consolidated Statement of Cash Flows and excluded from the distributable cash flow calculation.

Winroc enjoys considerable geographic and customer diversification servicing over 5,600 customers across 32 distribution branches (See "Distribution Revenues by Region" pie chart). Winroc's 10 largest customers represent approximately 14% of its annual distribution sales. Winroc enjoys a strong position in the distribution markets where it operates, supported by its complete walls and ceilings product line and procurement capabilities (See "Distribution Revenues by Product" pie chart).



Distribution Revenues by Region – 2004 Distribution Revenues by Product – 2004


31% Western US
28% Prairies
19% BC
13% Midwest US
9% Ontario (IBS)
51% Drywall & Components
14% Ceilings
12% Steel Framing
10% Insulation
8% Stucco & Plaster
5% Tools & Fasteners

Sales to commercial builders and contractors are comprised of Winroc's full product line whereas sales to residential builders and contractors are principally comprised of gypsum board and accessories, insulation and plaster products. Demand for walls and ceiling construction products is influenced by overall economic conditions with an estimated 50% of sales servicing residential new construction and remodeling activity and 50% of sales servicing commercial new construction and remodeling activity. Overall demand has grown steadily over time as new commercial construction demand trends have historically lagged new residential construction, while remodeling expenditures have increased steadily. (See "End-Use Construction Demand Profile" chart).

End-Use Construction Demand Profile


250
200
150
100
50
USA Non-Residential Construction Footage Put In Place (Millions Sq. Ft.)
USA Residential Additions and Alterations (Billions of dollars)
US Housing Starts (Millions)
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Est. 2004

Outlook

For 2005, Superior's operating distributable cash flow will benefit from a full year's ownership of Winroc. Additionally, Winroc's 2005 annual operating distributable cash flow performance is anticipated to increase modestly as a result of the IBS acquisition, continued growth of existing distribution operations, and continued strong industry demand trends. Winroc continues to explore opportunities to profitably expand its distribution operations through a combination of expanding greenfield locations and acquisitions.

Business Risks

Competition. The North American walls and ceilings construction product business generates estimated annual sales revenues of $16 billion. Specialty distributors such as Winroc service the builder/contractor market representing 50% to 60% of total industry revenues with the remainder sold through big-box home centres and independent lumber yards which service the "do-it-yourself" market as well as direct sales to modular home manufacturers. The specialty walls and ceilings distribution business is a local, relationship based business in which distributors compete on the basis of price and service. Barriers to entry are relatively low. Winroc positions itself as a productivity partner with the installing contractor, providing value added "stock and scatter" job site service. Winroc's multi-location distribution network, strong market position and Allroc purchasing operation, provide it with purchasing scale, product line breadth and knowledge that assists its customers, providing it with a competitive advantage over smaller competitors. The specialty distribution sector is highly fragmented with the top seven competitors representing an estimated 25% of overall North American industry revenues.

Demand, Supply and Pricing. Demand for walls and ceilings building materials is affected by changes in general and local economic factors including demographic trends, employment levels, interest rates, consumer confidence and overall economic growth. These factors in turn impact the level of existing housing sales, new home construction, new non-residential construction, and office/commercial space turnover.

Housing starts reflect the level of new residential construction activity. The level of new commercial construction activity has historically lagged new residential activity as commercial infrastructure is put in place to service residential development. Renovation activity trends have historically followed existing home resales and turnover of occupants in commercial building space. Winroc's sales are moderately seasonal, consistent with new construction and renovation market activity, with approximately 53% of revenues generated during the second and third quarters.

Winroc carries a comprehensive product line comprised of over 23,000 stock keeping units. Its six principal product lines (See Distribution Revenues by Product pie chart), are sourced from over 100 suppliers. Winroc is not reliant on any one supplier to source product within its principal product lines. Winroc leverages its purchasing capability through its Allroc purchasing division, which provides third-party purchasing services for over 38 independent distributors and retailers. Winroc purchases its products pursuant to various purchasing programs and does not enter into long-term purchase contracts.

The walls and ceilings specialty distribution business is a "margin-based" business where the level of profitability is dependent on the difference earned between selling prices and wholesale product cost, management of operating expenses and working capital. Changes in product costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Employee and Labour Relations. As at December 31, 2004, Winroc had 677 employees of which approximately 68 (10%) are unionized at three locations. Collective bargaining agreements expire between March 2005 and 2008, and are renegotiated in the normal course of business.

Health, Safety and Environment. Distribution of walls and ceilings construction products is a physically challenging job. Winroc is committed to a safe workplace, and maintains safe working practices through proper procedures and direction and utilization of equipment such as forklift trucks, cranes and carts. Winroc handles and stores a variety of construction materials and maintains appropriate materials handling compliance programs.

Superior Energy Management ("SEM")

SEM generated operating distributable cash flow of $5.8 million in 2004, representing 3% of the Fund's total. Compared to 2003, SEM's operating distributable cash flow increased by $2.4 million (71%) due to increased natural gas sales volumes and margins partially offset by higher selling and administration costs. Condensed operating results for 2004 and 2003 are provided in the following table. See Note 16 to the Consolidated Financial Statements for detailed comparative business segment results and page 19 of this Annual Report for selected historical information for the last three years since its inception.

(millions of dollars except per gigajoule ("GJs") amounts)	2004		2003	
		¢/GJ		¢/GJ
Gross profit	13.4	47.7	8.1	38.8
Less: Cash operating, administration and selling costs	(7.6)	(27.1)	(4.7)	(23.0)
Operating distributable cash flow	5.8	20.6	3.4	15.8
Natural gas sold (millions of GJs)	28.1		20.9	

SEM commenced fixed-price, term natural gas sales in October 2002 to commercial, light industrial and residential customers in Ontario. In 2004, SEM increased its sales focus on the Ontario residential market and expanded into the Quebec commercial market. Gross profit from natural gas sales reached $13.4 million, an increase of 65% from the prior year. Sales volumes increased by 34% to 28.1 million GJs while sales margins increased 23% to 47.7 cents/GJ. Higher sales margins in 2004 resulted from growth in higher margin residential sales volumes. Sales margins in 2003 were constrained by customer contracts acquired in the fourth quarter of 2002 at no margin that were renewed at normal commercial margins throughout 2003.

Cash operating, administration and selling costs were $7.6 million in 2004, an increase of $2.9 million (62%) over 2003. Higher administrative costs incurred to support SEM's expanded activity level, contributed one-third of the overall cost increase with the remaining increase due to higher selling costs associated with the growth in SEM's customer base. Costs incurred to obtain customer sales contracts are expensed at the time gas deliveries commence.

SEM successfully increased the value of its business during 2004 by expanding its contracted customer base by 167% to 28,800 customers and extending the average remaining term of its customer contracts by 88% to 32 months. SEM sells fixed-price natural gas for terms up to five years. SEM's largest customer represented 6% of 2004 gross profits (2003 – 10%). SEM's largest supplier represented 44% of its fixed-price supply portfolio.

Outlook

SEM plans to continue to grow its fixed-price natural gas business in 2005, with emphasis on growing its residential business in Ontario and commercial business in Quebec. SEM plans to review the Ontario government's detailed deregulation plans, released in February 2005, and assess the merits of entering the Ontario fixed-price commercial/light industrial electricity market.

Business Risks

Fixed-Price Offerings. SEM resources its fixed-price term natural gas sales commitments by entering into various forward financial and physical natural gas and US dollar foreign exchange purchase contracts for similar terms and volumes to create an effective Canadian dollar fixed-price cost. SEM transacts with 12 financial and physical natural gas counterparties. The financial condition of each counterparty is evaluated and credit limits established to reduce SEM's exposure to credit risk of non-performance. See "Foreign Currency Hedging" and Notes 14(ii) and 14(iv) to the Consolidated Financial Statements for fixed-price natural gas and foreign exchange purchase commitment amounts. A marginally long fixed-price natural gas position is maintained in order that SEM's sales team and agents can market fixed-price offerings to potential customers with a known cost of gas. Unmatched forward natural gas and foreign exchange positions are monitored daily in compliance with SEM's risk management policy.

Balancing. SEM purchases natural gas to meet its estimated commitments to its customers based upon the historical consumption of gas by its customers evidenced by the records of the local natural gas distribution utility ("LDC") that services a particular customer. Depending on several factors including weather and customer attrition, customer natural gas consumption may vary from the volume purchased by SEM. Consumption variances must be reconciled and settled at least annually and may require SEM to purchase or sell natural gas at market prices which could adversely impact SEM's profitability. To mitigate potential balancing risk, SEM accrues estimated balancing costs on an ongoing basis and actively monitors and manages its balancing positions.

Regulatory Environment. SEM operates in the highly regulated natural gas industry in the provinces of Ontario and Quebec. Changes to existing legislation could impact SEM's operations. As part of the ABC services (Agent, Billing & Collection services), LDCs are mandated to perform certain services on behalf of SEM including invoicing, collection and assuming specific bad debt risks associated with SEM's customers under these types of customer arrangements. In addition, the LDC's perform regulated services that include storage and distribution of the natural gas. If the rules mandating LDCs to provide ABC services were withdrawn, there is no assurance the LDCs would continue to provide these services. This could require SEM to resource these services directly, potentially adversely impacting its profitability and business risk.

Corporate

Cash corporate administrative costs were $6.9 million in 2004, which is comparable to prior years. Cash taxes were limited to federal and provincial capital taxes of $3.5 million (2003 – $3.2 million), similar to prior year levels as income taxes were fully deferred. Capital and income taxes have been allocated to Superior's four business segments based on net taxable capital deployed and net earnings, respectively. Cash taxes are expected to remain at similar levels for 2005.

Interest expense on revolving term bank credits and term loans was $15.5 million in 2004, an increase of $0.8 million over the prior year period, due to a modest increase in average debt levels in 2004 used to finance growth capital expenditures. Lower floating interest rates in 2004 were offset by the full year impact of the issuance of higher cost 10-year average life debt in the fourth quarter of 2003. Interest on the Fund's 8% Series 1 and Series 2 convertible unsecured subordinated debentures (the "Debentures") was $13.6 million in 2004, down $9.1 million from the prior year, due to the conversion of $118.1 Debentures into 6.0 million trust units during 2004 (See "Cash Flow and Financing Activity"). As at December 31, 2004, approximately 17% of Superior's total debt obligations (including accounts receivable sales program) are subject to fixed interest rates, 71% are subject to Canadian floating interest rates and 12% are subject to US dollar floating interest rates.

Quarterly Financial and Operating Information

Quarterly financial and operating information for 2004 and 2003 is provided in the table below. Superior's overall operating cash flow and working capital funding requirements are modestly seasonal as approximately three-quarters of Superior Propane's operating cash flow is generated during the first and fourth quarters of each year as approximately 50% of its sales are generated from space heating end-use applications. Net working capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. The seasonality of Winroc's operating cash flow and working capital funding requirements are complementary to Superior Propane's as new construction and remodelling activity typically peaks during the second and third quarter of each year. ERCO Worldwide and SEM's operating cash flow and net working capital requirements do not have significant seasonal fluctuations.

(millions of dollars except per trust unit amounts)	2004 Quarter				2003 Quarter			
	First	Second	Third	Fourth	First	Second[2]	Third	Fourth
Propane sales volumes (millions of litres)	514	302	290	438	542	318	298	467
Chemical sales volumes (thousands of MTs)	155	161	163	170	139	132	138	165
Natural gas sales volumes (millions of GJs)	7	7	7	7	4	5	6	6
Gross profit	141.4	116.0	130.2	155.2	139.2	100.0	95.0	137.5
Net earnings (loss)	36.7	21.1	20.4	33.0	30.3	(88.1)	11.5	26.7
Per basic trust unit	$ 0.52	$ 0.29	$ 0.28	$ 0.44	$ 0.62	$ (1.60)	$ 0.18	$ 0.39
Per diluted trust unit	$ 0.49	$ 0.29	$ 0.27	$ 0.43	$ 0.56	$ (1.60)	$ 0.18	$ 0.39
Distributable cash flow	60.1	31.3	36.1	55.0	57.4	21.2	17.8	49.0
Per basic trust unit	$ 0.85	$ 0.43	$ 0.49	$ 0.73	$ 1.18	$ 0.38	$ 0.27	$ 0.71
Per diluted trust unit	$ 0.76	$ 0.42	$ 0.48	$ 0.69	$ 0.98	$ 0.38	$ 0.27	$ 0.66
Net working capital[1]	(3.8)	36.2	62.9	97.9	60.5	26.4	32.5	36.9

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.

Fourth Quarter Results

Fourth quarter 2004 distributable cash flow reached $55.0 million, an increase of $6.0 million (12%) over the prior year period. Operating distributable cash flow increased by $2.7 million as strong performance from Winroc, acquired in June 2004, more than offset lower results from Superior Propane that were impacted by soft heating end-use sales demand and increased maintenance capital expenditures. The remaining $3.2 million improvement was due to lower Debenture interest expense due to the conversion of Debentures into trust units as well as lower corporate administration costs, partially offset by higher borrowing costs associated with financing the Winroc acquisition. Net earnings increased by 24% over the prior year period, consistent with the increase in distributable cash flow. Distributable cash flow per trust unit reached $0.73 per trust unit, an increase of 3% over the prior year period as the 12% increase in distributable cash flow was partially offset by a 9% increase in the weighted average number of trust units outstanding in the fourth quarter of 2004 due to conversion of Debentures and the exercise of warrants during 2004. Further discussion of the 2004 fourth quarter results is provided in the Fund's Fourth Quarter and 2004 Earnings Release, dated March 9, 2005.

Capital Resources

The Fund's distributions to Unitholders are sourced entirely from its equity and Shareholder Note investments in Superior. The Fund's investments are in turn financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $2.3 billion and $179 million, respectively, based on closing prices on December 31, 2004 on the Toronto Stock Exchange.

Superior's net working capital requirements are financed from revolving term bank credit facilities and by proceeds raised from a trade accounts receivable sales program. Maintenance capital requirements are funded from operating cash flow. Distributions are funded by, and to the extent of, operating cash flow after deducting maintenance capital expenditures and other provisions as deemed appropriate. Capital required to finance Superior's growth is funded by a combination of equity capital, retained distributable cash flow, and debt as appropriate to maintain a strong and flexible financial position to support the efficient execution of its business plans. Superior and the Fund have financed their growth over time consistent with these financing policies as demonstrated by the following table:

(millions of dollars)	2000	2001	2002	2003	2004	Total	
Acquisitions and other capital expenditures:							
Superior Propane	–	2.1	(5.1)	(0.3)	4.2	0.9	
ERCO Worldwide	–	–	584.5	130.1	5.7	720.3	
Winroc	–	–	–	–	116.4	116.4	
	–	2.1	579.4	129.8	126.3	837.6	
Financed by:							
Total debt [1]	–	2.1	549.1	(293.9)	(16.4)	240.9	29%
Trust unit capital [2]	–	–	30.3	413.1	126.2	569.6	68%
Retained distributable cash flow	–	–	–	10.6	16.5	27.1	3%
	–	2.1	579.4	129.8	126.3	837.6	100%
Debt leverage:							
Senior Debt/EBITDA [3][4]	2.7	1.7	2.6	2.0	2.2		
Total Debt/EBITDA [3][4]	2.7	2.8	4.2	3.1	2.7		

(1) Total Debt financing includes changes in senior debt, proceeds from the trade accounts receivable sales program, and Debentures issued by the Fund, net of Debentures converted into trust unit capital.

(2) Trust unit capital financing represents trust unit capital issued directly and through conversion of Debentures and Warrants into trust units.

(3) Senior Debt includes senior debt and proceeds from trade accounts receivable sales programs.

(4) EBITDA is a non-GAAP measure that represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

Cash Flow and Financing Activity

As detailed in Note 1 to the Consolidated Financial Statements, distributable cash flow reached $182.5 million in 2004, a 25% increase over $145.4 million generated in 2003. In March 2004, the Fund announced the discontinuance of its previous practice of paying annual "top-up" distributions with respect to any remaining undistributed cash flow generated in the prior year, in favour of paying out an increased proportion of expected sustainable distributable cash flow on a regular monthly basis. Prior to this change in distribution practice, the Fund paid out 100% of its distributable cash flow to Unitholders. As detailed in the table below, the Fund paid out 91% of its distributable cash flow in 2004 and 2003, with the remaining undistributed cash flow of $16.5 million (2003 - $10.6 million) being reinvested in the business.

(millions of dollars except per trust unit amounts)	2004		2003	
		Trust Unit		Trust Unit
Distributions paid in the calendar year	179.1	$ 2.465	133.4	$ 2.28
Less: March "top-up" distribution paid with respect to prior year	(13.1)	(0.185)	(11.7)	(0.24)
Add: March "top-up" distribution paid in following year	n/a	n/a	13.1	0.185
Distributions paid with respect to current year's distributable cash flow	166.0	$ 2.28	134.8	$ 2.225
Reinvested distributable cash flow	16.5	0.23	10.6	0.225
Distributable cash flow (Note 1 to the Consolidated Financial Statements)	182.5	$ 2.51	145.4	$ 2.45
Distribution pay out ratio		91%		91%

Net working capital funding requirements, excluding acquisitions, increased by $28.1 million in 2004 over the prior year due mainly to the impact of higher wholesale propane costs at Superior Propane and higher sales and product costs at Winroc. See Note 16 to the Consolidated Financial Statements for comparative net working capital levels by division.

Growth capital expenditures amounted to $126.3 million in 2004 and $129.8 million in 2003. Details on growth capital expenditures by division are provided in the table above as well as in the reviews of operating results by division.

Growth capital and net working capital requirements were funded mainly from the increase in revolving term bank credits and term loans of $142.9 million in 2004. An additional $8.1 million was raised from the exercise of 0.4 million trust unit warrants. As at December 31, 2004, 3.1 million trust unit warrants remained outstanding, exercisable at $20 per trust unit until May 2008, representing a potential $62.0 million source of future equity capital. In 2003, a total of $603.3 million was financed, comprised of proceeds of $327.9 million from the issue of trust units, $244.0 million from the issue of term loans and revolving term bank credits, and $31.4 million of net proceeds from the sale of accounts receivable. Funds raised were used to repay the $340.0 million ERCO Worldwide acquisition credit facility, fund growth capital expenditures of $129.8 million and the $138.8 million cost to internalize the management agreements.

Debentures outstanding at December 31, 2004 amounted to $116.5 million, a decrease of $118.0 million from the prior year end, due to conversion of Debentures into 6.0 million trust units in response to the 17% increase in the trust unit trading price during 2004. In 2003, $85.2 of million Debentures were converted into 4.8 million trust units.

The weighted average number of trust units outstanding in 2004 increased by 22% to 72.7 million trust units compared to the prior year. The increase resulted from Debenture conversions in 2003 and 2004, the full year impact of trust unit financings completed in 2003, and the exercise of trust unit warrants in 2004.

Contractual Obligations and Other Commitments

			Payments Due In			
(millions of dollars)	Notes[1]	Total	2005	2006-2007	2008-2009	Thereafter
Revolving term bank credits and term loans	8	446.2	–	246.9	7.4	191.9
Convertible Debentures	9	116.5	–	13.9	102.6	–
Operating leases[2]	14[ii]	63.0	19.2	24.2	13.9	5.7
Natural gas, propane & electricity purchase commitments	14[ii] [iii]	875.6	332.0	249.2	170.2	124.2
Future employee benefits	10	23.1	4.5	9.0	9.0	0.6
Total contractual obligations		1,524.4	355.7	543.2	303.1	322.4

(1) Notes to the Consolidated Financial Statements.

(2) Operating lease commitments together with the accounts receivable sales program described below, comprise Superior's off-balance sheet obligations.

Revolving term bank credits and term loans include fixed rate borrowings of $92.0 million bearing an average interest rate of 6.7%, floating US dollar interest rate borrowings of US $68.3 million, and floating Canadian dollar interest rate borrowings of $371.8 million (including accounts receivable sale program – See "Liquidity" section). At December 31, 2004, revolving term bank credits and term loans included borrowings of US $144.7 million (2003 – $115.5 million) and are secured by a general charge over the assets of Superior. Debt covenants limit the incurrence of additional long-term debt and payments of distributions to the Fund if Superior's senior debt (including proceeds raised from the accounts receivable sales program) exceeds three times EBITDA (as previously defined) for the last 12 month period as adjusted for the pro forma impact of acquisitions. At December 31, 2004, this ratio was 2.2 to 1.0 (December 31, 2003 – 2.0 to 1.0).

Debentures are obligations of the Fund and consist of $13.9 million Series 1 Debentures maturing July 31, 2007 and $102.6 million Series 2 Debentures due November 1, 2008. The Series 1 and Series 2 Debentures bear interest at 8% and are convertible at the option of the holder into trust units at $16.00 and $20.00 per trust unit, respectively. Superior has swapped $100 million principal amount of the fixed interest Debenture obligation into a floating interest rate obligation. The Fund may elect to satisfy interest and principal Debenture obligations by the issuance of trust units. Including the Fund's Debentures, Superior's total leverage ratio improved from 3.1 times at December 31, 2003 to 2.7 times at December 31, 2004, due to the conversion of $118.0 million of Debentures into trust unit equity during 2004.

At December 31, 2004, 34% of Superior's revolving term bank credits and term loans and Debenture obligations were not repayable for at least five years.

Operating leases consist of rail cars, premises and other equipment. Rail car leases comprise 41% of total operating lease commitments and are used to transport ERCO Worldwide's finished product to its customer locations and by Superior Propane to transport propane from supply sources to its branch distribution locations.

Natural gas and propane fixed-price supply commitments are used to resource similar volume and term fixed-price sales commitments to customers of SEM and Superior Propane, thereby creating a fixed sales gross margin. ERCO Worldwide has entered into fixed-price electricity contracts for a term of up to 12 years for approximately 19% of its annual power requirements.

Superior Propane's pension plans have an unrecorded accrued net benefit asset of $27.6 million and is not included with Future employee benefit obligations shown above. See Note 10 to the Consolidated Financial Statements.

Foreign Currency Hedging

SEM contracts for a portion of its fixed-price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed-price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar denominated debt is also used to mitigate the

impact of foreign exchange fluctuations on distributable cash flow. Superior's US dollar denominated debt acts as a balance sheet hedge of its US dollar denominated net assets. Superior hedges its estimated net US dollar future cash flow requirements with external third party contracts after first matching SEM's forward US dollar purchase requirements internally against ERCO Worldwide's US dollar revenue where possible.

As at December 31, 2004, SEM had hedged approximately 100% of its US dollar natural gas purchase obligations and ERCO Worldwide had hedged 72%, 66%, 28% and 11% of its estimated US dollar revenue stream for 2005, 2006, 2007 and 2008, respectively, as shown in the chart below (See Note 14(iv) to the Consolidated Financial Statements):

(US millions of dollars)	2005	2006	2007	2008	2009	Total
SEM – US$ forward purchases	118.6	93.6	55.9	47.0	39.4	354.5
ERCO – US$ forward sales	(86.6)	(79.1)	(33.0)	(12.6)	–	(211.3)
Net US$ forward purchases	32.0	14.5	22.9	34.4	39.4	143.2
SEM – Average US$ forward purchase rate	1.31	1.30	1.27	1.28	1.28	1.29
ERCO – Average US$ forward sales rate	1.39	1.31	1.25	1.23	–	1.33
Net average external US$/Cdn$ exchange rate	1.34	1.30	1.26	1.27	1.28	1.31

Liquidity

(millions of dollars)	Total Amount	Amount Outstanding as at December 31, 2004	Amount Available as at December 31, 2004
Revolving term bank credit facilities	355.0	246.9	98.3
Accounts Receivable Sales Program	100.0	100.0	–

Superior has revolving, three year term, bank credit facilities with eight banks aggregating $355.0 million, an increase of 45% over prior year end levels. The credit facilities are renewable annually. The amount available is reduced by outstanding letters of credit. Principal covenants are described above in "Contractual Obligations and Other Commitments".

Superior has entered into an agreement to sell, with limited recourse, certain accounts receivables on a 30-day revolving basis to an entity sponsored by a Canadian Chartered Bank to finance a portion of its working capital requirements and represents an off-balance sheet obligation. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2004, proceeds of $100.0 million (2003 – $100.0 million) had been raised from this program and were used to repay revolving term bank credits. See Note 5 to the Consolidated Financial Statements. Superior is able to adjust the size of the sales program on a seasonal basis in order to match the fluctuations of its accounts receivable funding requirements. The program requires Superior to maintain a minimum unsecured credit rating of BB+ and meet certain collection performance standards. Superior is currently fully compliant with program requirements.

Superior's secured long-term debt credit ratings are BBB(low) by the Dominion Bond Rating Service with a stable outlook and BBB- by Standard & Poor's (BB+ unsecured). On December 16, 2004, S&P changed the outlook on Superior's rating from stable to negative citing a weakened industry credit profile and narrow business focus associated with ERCO Worldwide's pulp chemicals business. The change in Standard & Poor's outlook has had no immediate impact on Superior's ability to borrow or its cost of borrowing.

Unitholders' Capital

As at December 31, 2004 and 2003, the following trust units, and securities convertible into trust units, were outstanding:

(millions)	December 31, 2004 Convertible Securities	Trust Units	December 31, 2003 Convertible Securities	Trust Units
Series 1, 8% Debentures (convertible at $16 per trust unit)	$ 13.9	0.9	$ 25.6	1.6
Series 2, 8% Debentures (convertible at $20 per trust unit)	$ 102.6	5.1	$ 208.9	10.4
Warrants (exercisable @ $20 per trust unit)	3.1	3.1	3.5	3.5
Trust units outstanding		75.9		69.4
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		85.0		84.9

In addition, as at December 31, 2004, there were 960,000 trust unit options outstanding (December 31, 2003 – 1,060,000 trust unit options) with a weighted average exercise price of $20.71 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current market price of the trust units.

Outlook

In 2005, we anticipate distributable cash flow per trust unit to be comparable to 2004. Increased distributable cash flow is expected from a full year's contribution from the acquisition of Winroc, offset by the dilutive impact of continued Debenture conversions and Warrant exercises into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity in 2005 to the following changes are provided in the following chart:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Superior Propane				
Change in sales margin	$0.005/litre	3%	$7.7 million	$ 0.10
Change in sales volume	50 million litres	3%	$6.5 million	$ 0.08
ERCO Worldwide				
Change in sales price	$10.00/tonne	2%	$6.5 million	$ 0.08
Change in sales volume	10,000 metric tonnes	2%	$3.5 million	$ 0.05
Winroc				
Change in sales margin	1% change in average gross margin	4%	$2.9 million	$ 0.04
Change in sales volume	4% of sales revenues	4%	$1.7 million	$ 0.02
Superior Energy Management				
Change in sales margin	$0.02/GJ	5%	$0.6 million	$ 0.01
Change in sales volume	1 million GJ	5%	$0.5 million	$ 0.01
Corporate				
Change in Cdn$/US$ exchange rate[1]	$ 0.01	1%	$0.4 million	$ 0.01
Corporate change in interest rates	0.5%	15%	$2.8 million	$ 0.04

(1) After giving effect to US$ forward sales contracts. See "Foreign Currency Hedging".

Business Risks – Corporate

Interest Rates. Superior maintains a substantial floating interest rate exposure through a combination of floating interest rate borrowings and the use of derivative instruments (See Notes 8 and 9 to the Consolidated Financial Statements). Demand levels for approximately 50% of Superior Propane's sales and substantially all of ERCO Worldwide's and Winroc's sales are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk. A portion of Superior's net cash flows are denominated in US dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging. See "Sensitivity Analysis" on the previous page.

Critical Accounting Estimates. Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgement and are subject to inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. Long-term estimates are examined on a regular basis and adjusted prospectively when necessary.

New Accounting Policies. Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and are recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the estimated undiscounted cash flows except from its eventual disposition.

Effective July 1, 2004, the Fund adopted the new recommendations of the CICA regarding purchase rebates. Under this policy, purchase rebates are recognized as a reduction of cost of product sold when the related performance is completed and the inventory is sold.

Effective December 31, 2004, the Fund adopted the new recommendations of the CICA regarding variable interest entities. This policy provides additional guidance with respect to the requirements to consolidate entities on a basis other than ownership or voting interests.

In July 2004, the CICA proposed to amend Handbook Section 3500 "Earnings per Share", to reflect similar amendments adopted by the International Accounting Standards Board and proposed by the US Financial Accounting Standards Board. The majority of the amendments relate to the treatment of manditorily convertible instruments. The CICA expects changes to be effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2005. We currently do not have any manditorily convertible instruments and therefore do not expect these amendments to have a material impact on the Fund.

The Accounting Standards Board ("AcSB") has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. It will require the following:

- all trading financial instruments will be recognized on the balance sheet and will be fair valued through the income statement;
- all remaining financial assets will be recorded at cost and amortized through the financial statements;
- a new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities; and
- an update to AcG-13 to incorporate the fair value changes not recorded in the income statement to be recorded through the comprehensive income statement.

The Fund has not assessed the future impact of these proposals on the financial statements.

The AcSB has proposed a new Handbook section 1506 "changes in accounting policies and estimates, and errors" to provide guidance around when and how an entity is permitted to change an accounting policy as well as establish appropriate disclosures to explain the effects of changes in accounting policy, estimates and corrections of errors.

The AcSB has proposed to extend the period during which subsequent events are required to be considered. This period is between the balance sheet date and when the financial statements are authorized for issue. Furthermore, disclosure is required as to the date the financial statements were authorized for issue and who provided that authorization.

Selected Financial Information

Years Ended December 31 (millions of dollars except per trust unit amounts)	2004	2003[1]	2002
Total assets (as at December 31)	1,549.0	1,443.7	1,404.5
Total revenues	1,552.8	1,234.3	640.9
Gross profits	542.8	471.7	295.8
Net earnings (loss)	111.2	(19.6)	60.6
Per trust unit basic	$ 1.53	$ (0.33)	$ 1.29
Per trust unit diluted	$ 1.51	$ (0.33)	$ 1.29
Cash generated from operations before changes in working capital	195.7	14.0	93.7
Distributable cash flow	182.5	145.4	90.6
Per trust unit	$ 2.51	$ 2.45	$ 1.93
Cash distributions per trust unit[2]	$ 2.465	$ 2.28	$ 1.99
Current and long-term debt (as at December 31)	446.2	317.8	443.4

(1) 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.

(2) Cash distributions per trust unit paid in fiscal year.

Forward-Looking Statements

Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund or Superior. Many of these statements can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Additional information relating to the Fund and Superior, including the 2004 Annual Information Forms are available free of charge on our website at www.superiorplus.com and on the Canadian Securities Administrators' website at www.sedar.com.


Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

Our File no: 195290

Darren B. Hribar
Direct Phone: (403) 267-8416
E-mail: darren.hribar@macleoddixon.com

Bev MacGillivray, Assistant
Direct Phone: (403) 267-8460
E-mail: bev.macgillivray@macleoddixon.com

March 18, 2005

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
The Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Department of Community Affairs and the Attorney General for Prince Edward Island
New Brunswick Securities Commission
Registrar of Securities (Nunavut)
Northwest Territories Registry
Registrar of Securities (Yukon Territory)

Dear Sirs/Mesdames:

Re: Superior Plus Income Fund (the "Fund")

We act counsel to the Fund and, on its behalf, hereby give notice that the Fund is relying on its annual information form filed under National Instrument 51-102 ("NI 51-102") as its annual information form under National Instrument 44-101. The SEDAR Project Number of the Fund's annual information form under NI 51-102 is 751571.

Sincerely,

MACLEOD DIXON LLP

(signed) "*Darren B. Hribar*"



Theresia R. Reisch
Investor Relations Manager & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

March 18, 2005

Transmitted Via SEDAR

To: The Quebec Securities Commission

Re: Report Under Section 114 of the Quebec Securities Regulations

SUPERIOR PLUS INCOME FUND
TRUST UNIT INCENTIVE PLAN

For the year ended December 31, 2004, the number and value of securities distributed in Quebec under the Trust Unit Incentive Plan of the Superior Plus Income Fund, are as set forth below:

Number of Trust Unit Options granted	Number of Quebec residents
0	0

Number of Trust Units issued as a result of the exercise of options	Value of Trust Units issued as a result of the exercise of options	Number of Quebec residents
3,393	$89,093.13	4

Yours truly,
SUPERIOR PLUS INC.

"Theresia R. Reisch"

Theresia R. Reisch
Corporate Secretary

h:\spif\Annual\Quebec.doc

Industry Canada | Industrie Canada

Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

Superior Plus Inc.

Superieur Plus Inc.

424731-1

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

Je certifie que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Director - Directeur

July 1, 2004 / le 1 juillet 2004

Date of Amalgamation - Date de fusion

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 9
ARTICLES OF AMALGAMATION
(SECTION 185)

FORMULE 9
STATUTS DE FUSION
(ARTICLE 185)

1. Name of the amalgamated corporation — Dénomination sociale de la société issue de la fusion

Superior Plus Inc.
Superieur Plus Inc.

2. The province or territory in Canada where the registered office is to be situated — La province ou le territoire au Canada où se situera le siège social

Alberta

3. The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The attached Schedule "A" is incorporated into and forms part of the Articles of Amalgamation.

4. Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

None

5. Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum seven (7), Maximum fifteen (15)

6. Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7. Other provisions, if any — Autres dispositions, s'il y a lieu

The attached Schedule "B" is incorporated into and forms part of the Articles of Amalgamation.

8. The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: — La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après.

- [ ] 183
- [X] 184(1)
- [ ] 184(2)

9 Name of the amalgamating corporations / Dénomination des sociétés fusionnantes	Corporation No. / No de la société	Signature	Date	Title
Superior Plus Inc. Superieur Plus Inc.	419383-1	[signature]	June 28, 2004	Chief Financial Officer
Reyno Management Ltd.	424491-5	[signature]	June 28, 2004	Director
Winroc Supplies Ltd.	424492-3	[signature]	June 28, 2004	Director
Allroc Building Products Limited	424493-1	[signature]	June 28, 2004	Director
The Winroc Corporation	424494-0	[signature]	June 28, 2004	Director

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
Corporation No. - No de la société 424 731-1

Filed – Déposée JUL 0 8 2004

johnk\26567\172046\506017.02

Schedule "A" Attached to and forming part of the Articles of Amalgamation of

SUPERIOR PLUS INC./ SUPERIEUR PLUS INC.

I. Class A Common Shares

The Corporation is authorized to issue an unlimited number of Class A Common shares ("Class A shares") having attached thereto the following rights:

(a) The holders of the Class A shares are entitled to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote.

(b) Subject to the rights attaching to any other classes of shares of the Corporation the holders of the Class A shares are entitled to such dividends as the directors of the Corporation in their sole discretion may determine from time to time and no class of shares shall rank equally with any other class of shares in respect of dividends; and in particular, notwithstanding the generality of the foregoing, the directors may declare dividends on the Class A Shares or the Class B Common Shares without declaring dividends on the other class of shares, as the case may be.

(c) Subject to the rights attaching to any other shares of the Corporation, upon the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, the holder of the Class A shares are entitled to receive the remaining property of the Corporation pro rata with the Class B Common Shares.

II. Class B Common Shares

The Corporation is authorized to issue an unlimited number of Class B Common shares ("Class B shares") having attached thereto the following rights:

(a) The holders of the Class B shares are entitled to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote.

(b) Subject to the rights attaching to any other classes of shares of the Corporation, the holders of the Class B shares are entitled to such dividends as the directors of the Corporation in their sole discretion may determine from time to time and no class of shares shall rank equally with any other class of shares in respect of dividends; and in particular, notwithstanding the generality of the foregoing, the directors may declare dividends on the Class A Shares or the Class B Shares without declaring dividends on the other class of shares, as the case may be.

(c) Subject to the rights attaching to any other shares of the Corporation, upon the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its

affairs, the holders of the Class B shares are entitled to receive the remaining property of the Corporation pro rata with the Class A shares.

III. Preferred Shares

The Corporation is authorized to issue an unlimited number of Preferred Shares (the "Preferred Shares") having attached thereto the following rights, privileges, restrictions and conditions:

(a) Except to the extent provided by the Canada Business Corporations Act, the holders of the Preferred Shares shall not be entitled to notice of or to vote at meetings of the shareholders of the Corporation.

(b) The holders of the Preferred Shares shall not be entitled to any dividends.

(c) In the event of the liquidation, dissolution or winding up of the Corporation or other distributions of its assets among the shareholders, the Preferred Shares shall be entitled to receive, in priority to the holders of the Common Shares, at the sole discretion and option of the directors of the Corporation either:

(i) an amount equal to the Redemption Amount; or

(ii) preferred shares in the capital of 3297489 Canada Ltd. having a stated redemption value equal to the Redemption Amount,

for each Preferred Share held. The holders of the Preferred Shares shall not be entitled to any further participation in the assets of the Corporation.

(d) The Preferred Shares shall be redeemable in whole or in part at the option of either the holders thereof or the directors of the Corporation.

(e) The "Redemption Amount" of each issued Preferred Share shall be equal to $100.00 per share, which amount is hereby specified for purposes of subsection 191(4) of the *Income Tax Act* (Canada), as amended from time to time.

(f) Should the Preferred Shares be redeemed in whole or in part the Corporation may satisfy the Redemption Amount by either

(i) paying S 100 cash per share to the holder; or

(ii) transferring to the holder preferred shares in the capital of 3297489 Canada Ltd. having a stated redemption value equal to the total Redemption Amount of the Preferred Shares being redeemed.

Whether the redemption is at the option of the directors of the Corporation or the holder, the directors of the Corporation shall determine, in their sole discretion, which of the above alternatives shall be used to satisfy the Redemption Amount.

(g) Not less than 30 days notice in writing of any redemption of the Preferred Shares at the option of the directors shall be given by mailing such notice to the registered holders of the Preferred Shares to be redeemed, specifying the date and place or places of such redemption and specifying whether the Redemption Amount will be satisfied by the payment of cash or by transfer of preferred shares in the capital of 3297489 Canada Ltd. If notice of any such redemption be given by the Corporation in the manner aforesaid and an amount sufficient to redeem the shares shall be deposited in any chartered bank in Canada or the applicable number of preferred shares in the capital of 3297489 Canada Ltd. are endorsed for transfer to the holder or endorsed in blank and placed in trust with a trust company in Canada as specified in the notice on or before the date fixed for redemption, the holders thereof shall have no rights against the Corporation in respect thereof except, upon the surrender of certificates for such Preferred Shares to receive payment therefore out of the monies deposited or the endorsed preferred shares in the capital of 3279489 Canada Ltd. placed in trust. After the Redemption Amount of such shares has been deposited in any chartered bank in Canada or the preferred shares in the capital of 3297489 Canada Ltd. placed in trust with a trust company in Canada, as aforesaid, notice shall be given to the holders of any Preferred Shares called for redemption who have failed to present the certificates representing such shares within two months of the date specified for redemption that the money has been so deposited or preferred shares in the capital of 3297489 Canada Ltd. so placed in trust and such money or shares may be obtained by the holders of the said Preferred Shares upon presentation of the certificates representing such shares called for redemption at the applicable chartered bank or trust company, as the case may be.

(h) In the event that only a part of the then outstanding Preferred Shares is at any time to be redeemed at the option of the directors of the Corporation, such shares shall be selected by lot, in such manner as the directors in their discretion shall decide, or, if the directors so determine, may be redeemed pro rata, disregarding fractions, and the directors may make such adjustments as may be necessary to avoid the redemption of fractional shares.

(i) Where a holder of Preferred Shares desires that all or a portion of such shares held by him or her be redeemed, he or she shall give notice in writing to the Corporation specifying the number of Preferred Shares that he or she wishes to be redeemed. Immediately upon receipt of such notice, the Corporation shall give notice in writing of the proposed redemption to all other holders of Preferred Shares of the Corporation, and within 60 days of receipt of such notice, subject to the provisions of the Canada Business Corporations Act the Corporation shall redeem the number of Preferred shares specified in such notice, and upon surrender of the certificates for such Preferred Shares, the Corporation shall satisfy the Redemption Amount through a cash payment or a transfer of preferred shares in the capital of 3297489 Canada Ltd.

Schedule "B"

THIS IS SCHEDULE B REFERRED TO IN THE FOREGOING ARTICLES OF SUPERIOR PLUS INC./SUPERIEUR PLUS INC. (the "Corporation")

1. Subject to the provisions of the *Canada Business Corporations Act*, the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

By-Law No. 1

A by-law relating generally to the transaction of the

business and affairs of

3283399 CANADA LTD.

September 23, 1996

Table of Contents

Article 1

Article 2

Article 3

Article 4

Article Eleven

Article Twelve

By-Law Number 1, a by-law relating generally to the transaction of the business and affairs of 3283399 Canada Ltd.

The following is enacted as a by-law of 3283399 Canada Ltd. (the "Corporation")

Article 1
Interpretation

1.1 Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"**Act**" means the *Canada Business Corporations Act*, and any statute that may be substituted therefor, as from time to time amended;

"**appoint**" includes "elect" and vice versa;

"**articles**" means the original or restated Articles of Incorporation, Articles of Amendment, Articles of Amalgamation, Articles of Continuance, Articles of Reorganization, Articles of Arrangement, Articles of Dissolution, Articles of Revival and includes any amendments thereto;

"**board**" means the board of directors of the Corporation;

"**by-laws**" means this by-law and all other by-laws of the Corporation from time to time in force and effect relating to transaction of business and affairs of the Corporation in addition hereto, or in amendment hereof or in substitution for all or any part of this by-law;

"**Corporation**" means a body corporate incorporated or continued under the Act and not discontinued under the Act;

"**meeting of shareholders**" includes an annual meeting of shareholders and a special meeting of shareholders; "special meeting of shareholders" includes both a meeting of any class or classes acting separately from any other class or classes and also a meeting, other than an annual meeting, of all shareholders entitled to vote at an annual meeting of shareholders;

"**non-business day**" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada);

"**recorded address**" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the

address appearing in the securities register in respect of such joint holding determined under Article 8.9 and in the case of a director, officer, auditor or member of a committee of directors, his latest address as recorded in the records of the Corporation;

"unanimous shareholder agreement" means a written agreement among all the shareholders of the Corporation, or among all such shareholders and a person who is not a shareholder, that restricts, in whole or in part, the powers of the directors to manage the business and affairs of the Corporation, as from time to time amended;

save as aforesaid, words and expressions defined in the Act have the same meaning when used herein; and

words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

Article 2
Business of the Corporation

2.1 Registered Office

Until changed in accordance with the Act, the registered office of the Corporation shall be at the City of Calgary, in the Province of Alberta, and at such location therein as the board may from time to time determine.

2.2 Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments required by law or otherwise by these by-laws or any resolution of the board or shareholders of the Corporation to be executed under corporate seal may be signed on behalf of the Corporation by one or more persons who holds the office of chairman of the board, president, managing director, vice-president, secretary, treasurer, assistant-secretary, assistant-treasurer or any other office created by by-law or by resolution of the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.3 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with

such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.4 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.5 Withholding Information from Shareholders

Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a general meeting of shareholders.

Article 3
Borrowing and Securities

3.1 Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, the board is authorized from time to time:

(a) to borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b) to issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

(c) subject to the Act, to issue guarantees on behalf of the Corporation to secure the performance of the obligations of any person; and

(d) to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property and undertaking of the Corporation, including book debts, rights, powers and franchises for the purpose of securing any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the Corporation.

Nothing in this Article limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.2 Provisions for Trust Deeds for the Purpose of Quebec Special Corporate Powers Act

The board may from time to time, in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, moveable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

3.3 Delegation of Power

The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by Articles 3.1 and 3.2 to such extent and in such manner as the board shall determine at the time of each such delegation.

Article 4
Directors

4.1 Number of Directors and Quorum

Until changed in accordance with the Act, the board shall consist of such number of directors being not less than the minimum nor more than the maximum

number of directors provided in the articles as shall be fixed from time to time by resolution of the shareholders. Subject to Article 4.8 and subject also to the articles and the Act the quorum for the passing of any specific resolutions of the board shall consist of a majority of the directors or such lesser number of directors, as the board may from time to time determine. For the purpose of determining whether there is a quorum for any particular resolution, directors not eligible to vote in respect of such resolution for any reason, including without limitation pursuant to section 120 of the Act or any replacement of such provision, shall not be counted in determining whether there is a quorum.

4.2 Qualification

No person shall be qualified for election as a director if he is less than Eighteen (18) years of age; if he is of unsound mind and has been so found by a Court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians. When required by the Act, but not otherwise, at least two directors shall not be officers or employees of the Corporation or its affiliates.

4.3 Election and Term

Each director named in the notice of directors filed at the time of incorporation shall hold office from the date of the Certificate of Incorporation until the first meeting of shareholders. An election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders thereafter and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. A director shall retain office only until the election of his successor. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.4 Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.5 Vacation of Office

A director ceases to hold office when: he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written

resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

4.6 Vacancies

Subject to the Act and the articles, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the shareholders to elect the minimum number of directors, and may also add to their numbers and appoint additional director(s) but so that the total number of directors shall not exceed the maximum number fixed by Article 4.1. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors the board shall forthwith call a special meeting of the shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.7 Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. Subject to Articles 4.8 and 4.9, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board and any resolution in writing so signed shall be as valid as if it had been passed at a meeting of directors or a committee of directors and a copy of every such resolution in writing shall be kept with the minutes of the proceedings of directors or committee of directors. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting. An act of a director is valid notwithstanding any irregularity in his election or appointment or a defect in his qualifications.

4.8 Canadian Majority

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless a majority of the directors present are resident Canadians, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) a majority of resident Canadians would have been present had that director been present at the meeting.

4.9 Meetings by Telephone

If all the directors consent, a director may participate in a meeting of the board or of a committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of directors held while a director holds office.

4.10 Place of Meetings

Meetings of the board may be held at any place in or outside Canada.

4.11 Calling of Meetings

Meetings of the board shall be held from time to time and at such place as the board may determine. In addition, each of the chairman of the board, the managing director, the president or any two directors may convene or direct the convening of a meeting of the board.

4.12 Notice of Meeting

Except as otherwise provided in Article 4.13, notice of the time and place of each meeting of the board shall be given in the manner provided in Article 12.1 to each director not less than forty-eight (48) hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where section 114(5) of the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem, or otherwise acquire shares of the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular;

(h) approve a take-over bid circular or directors circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the board either before or after the convening of the meeting.

4.13 Regular Meetings

The board may by resolution appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named in the resolution. No notice shall be required for any such regular meeting.

4.14 First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board or portion thereof is elected.

4.15 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president, or a vice-president who is a director. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17 Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In cases of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.18 Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval

even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

4.19 Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

Article Five
Committees

5.1 Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise. A majority of the members of such committee shall be resident Canadians.

5.2 Transaction of Business

Subject to the provisions of Article 4.9, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.3 Audit Committee

When required by the Act the board shall, and at any other time the board may, elect annually from among its number an audit committee to be composed of not fewer than three (3) directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

5.4 Procedure

Unless otherwise determined by the board, each committee of directors shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

Article Six
Officers

6.1 Appointment

Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed (herein referred to as "officers"). The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Articles 6.2 and 6.3, an officer may but need not be a director and one person may hold more than one office.

6.2 Chairman of the Board

The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

6.3 Managing Director

The board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.4 President

If appointed, the president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.5 Vice-President

A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

6.6 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, the auditor and members of committees of directors; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.7 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.8 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.9 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10 Term of Office

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until the earlier of the date his resignation becomes effective, the date his successor is appointed or he shall cease to be qualified for that office under Article 6.2 or 6.3 if applicable.

6.11 Terms of Employment and Remuneration

The terms of employment and the remuneration of officers appointed by the board shall be settled by it from time to time.

6.12 Conflict of Interest

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with Article 4.18.

6.13 Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside of Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.14 Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

Article Seven
Protection of Directors, Officers and Others

7.1 Limitation of Liability

No director shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on

behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own willful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.2 Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.3 Insurance

Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the board may from time to time determine.

Article Eight
Shares

8.1 Allotment and Issue

The board may from time to time allot, or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act. Subject to the articles, no holder of any class of share of the capital of the Corporation shall be entitled as of right to subscribe for, purchase or receive any part of any new or additional issue of shares of any class, whether now or hereafter authorized or any bonds, debentures or other securities convertible into shares of any class.

8.2 Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3 Registration of Transfer

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer, if any, as are authorized by the articles, and upon satisfaction of any lien referred to in Article 8.5.

8.4 Transfer Agents and Registrars

The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.5 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

8.6 Non-Recognition of Trusts

Subject to the provisions of the Act, the Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.7 Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgment of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Article 2.4 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.8 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding Three Dollars ($3.00) and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.9 Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share. Joint shareholders may collectively designate in writing an address as their recorded address for service of notice and payment of dividends but in default of such designation the address of the first named joint shareholder shall be deemed to be the recorded address aforesaid.

8.10 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Article Nine
Dividends and Rights

9.1 Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.2 **Dividend Cheques**

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 **Non-Receipt of Cheques**

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4 **Record Date for Dividends and Rights**

The board may fix in advance a date, preceding by not more than Fifty (50) days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date is given not less than Seven (7) days before such record date by newspaper advertisement in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.5 **Unclaimed Dividends**

Any dividend unclaimed after a period of Six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

Article Ten
Meetings of Shareholders

10.1 Annual Meetings

The annual meeting of shareholders shall be held at such time in each year and, subject to the Act and to Article 10.4, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2 Special Meetings

The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.3 Special Business

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditors reports, election of directors and reappointment of the incumbent auditors, is deemed to be special business.

10.4 Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

10.5 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Article 12. 1 not less than twenty-one (21) nor more than Fifty (50) days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date, if any, for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any

special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.6 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the meeting is fixed pursuant to Article 10.7, the shareholders listed shall be those registered or constructively registered pursuant to the Act at the close of business on a day not later than Ten (10) days after such record date. If no record date is fixed, the shareholders listed shall be those registered or constructively registered as aforesaid at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is kept and at the place where the meeting is held.

10.7 Record Date for Notice

The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than Fifty (50) days and not less than twenty-one (21) days for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given, not less than Seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day on which the meeting is held.

10.8 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

(b) if the auditor and the directors are present or waived notice of or otherwise consent to such meeting being held.

At such meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.9 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, president, managing director, or a vice-president who is a shareholder. If no such officer is present within Fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.10 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.11 Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled and together holding or representing by proxy not less than 20% of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present within one-half hour of the time appointed for convening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place subject to Article 10.19 but may not transact any other business provided, however, that if no provision for adjournment is made at any such meeting or adjourned meeting at which a quorum is not present, the meeting shall be dissolved.

10.12 Right to Vote - Record Date for Voting

Subject to the provisions of the Act as to authorized representative of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in Article 10.6, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except, where the Corporation has fixed a record date in respect of such meeting pursuant to Article 10.7, to the extent that such person has transferred any of his shares after such record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than Ten (10) days before the meeting that his name be included in such list in which event the transferee alone shall be entitled to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.13 Proxies

Every shareholder entitled to vote at a meeting of shareholders, may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. An instrument of proxy shall be valid only at the meeting in respect of which it is given or any adjournment thereof.

10.14 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.15 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares

jointly held by them and in the absence of agreement between those so voting the person named first in the register shall vote the shares.

10.16 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by-law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.17 Show of Hands

Subject to the provisions of the Act any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.18 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19 Adjournment

If a meeting of shareholders is adjourned for less than Thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of

Thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting. At any such adjourned meeting no business shall be transacted other than business left unfinished at the meeting from which the adjournment took place.

10.20 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with sub-section 110(2) or 168(2) of the Act. A resolution in writing shall be passed to relate to any date therein stated to be the effective date thereof.

10.21 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

Article Eleven
Divisions and Departments

11.1 Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.2 Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the corporation. Any such contract, cheque or documents shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

11.3 Officers of Division

From time to time the board or if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

Article Twelve
Notices

12.1 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of directors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of directors in accordance with any information believed by him to be reliable.

12.2 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice given to any one or more of such persons at the recorded address for such joint shareholder shall be sufficient notice to all of them.

12.3 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of

giving the notice shall be excluded and the date of the meeting or other event in respect of which the notice is being given shall be included.

12.4 Undelivered Notices

If any notice given to a shareholder pursuant to Article 12.1 is returned on Three (3) consecutive occasions because he cannot be found or served or is unknown at his recorded address, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new recorded address.

12.5 Proof of Service

A certificate of the secretary or other duly authorized officer of the Corporation in office at the time of the making of the certificate, or of any agent of the Corporation as to the facts in relation to the mailing or delivery or sending of any notice to any shareholder, director, the auditors, or any officer, or of publication of any notice, shall be conclusive evidence thereof and shall be binding on every shareholder, director, the auditors or any officer of the Corporation as the case may be.

12.6 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of directors or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.7 Persons Entitled by Death or Operation of Law

Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.8 Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of directors may at any time waive the sending of any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-

laws or otherwise and such waiver or abridgment shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

Enacted by the board, September 23, 1996.

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President

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Secretary

Confirmed by the shareholders in accordance with the Act, **September 23, 1996.**

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Secretary